

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2010

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 001-33761

PZENA INVESTMENT MANAGEMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-8999751**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

120 West 45th Street
New York, New York 10036
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **(212) 355-1600**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2010, the last business day of its most recently completed second fiscal quarter, was approximately $59,130,066 based on the closing sale price of $6.37 per share of Class A common stock of the registrant on such date on the New York Stock Exchange. For purposes of this calculation only, it is assumed that the affiliates of the registrant include only directors and executive officers of the registrant.

As of March 3, 2011, there were 9,367,659 outstanding shares of the registrant's Class A common stock, par value $0.01 per share.

As of March 3, 2011, there were 55,204,610 outstanding shares of the registrant's Class B common stock, par value $0.000001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements. Forward-looking statements provide our current expectations, or forecasts, of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "ongoing," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in Item 1A, "Risk Factors" in Part I of this Annual Report. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly revise any forward-looking statements to reflect circumstances or events after the date of this Annual Report, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this Annual Report.

Forward-looking statements include, but are not limited to, statements about:

- our anticipated future results of operations and operating cash flows;
- our business strategies and investment policies;
- our financing plans and the availability of short- or long-term borrowing, or equity financing;
- our competitive position and the effects of competition on our business;
- potential growth opportunities available to us;
- the recruitment and retention of our employees;
- our expected levels of compensation for our employees;
- our potential operating performance, achievements, efficiency and cost reduction efforts;
- our expected tax rate;
- changes in interest rates;
- our expectation with respect to the economy, capital markets, the market for asset management services and other industry trends; and
- the impact of future legislation and regulation, and changes in existing legislation and regulation, on our business.

The reports that we file with the SEC, accessible on the SEC's website at *www.sec.gov*, identify additional factors that can affect forward-looking statements.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Preliminary Notes

In this Annual Report, "we," "our," and "us" refers to Pzena Investment Management, Inc. (also referred to as the "Company") and its consolidated subsidiaries, except that, prior to the consummation of our initial public offering and the reorganization on October 30, 2007, these terms refer to Pzena Investment Management, LLC and its consolidated subsidiaries.

Each Russell Index referred to in this Annual Report is a registered trademark or trade name of The Frank Russell Company®. The Frank Russell Company® is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to herein.

The Morgan Stanley Capital International EAFE® Index, which we refer to as the MSCI EAFE® Index, is a trademark of Morgan Stanley Capital International, a division of Morgan Stanley. The Morgan Stanley Capital International World℠ Index, which we refer to as the MSCI World℠ Index, is a service mark of Morgan Stanley Capital International, a division of Morgan Stanley. Morgan Stanley Capital International is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this Annual Report.

The S&P 500® Index is a registered trademark of Standard & Poor's, a division of The McGraw Hill Companies, Inc., which is the owner of all copyrights relating to this index and the source of the performance statistics of this index that are referred to herein.

PART I.

ITEM 1. BUSINESS

Overview

Pzena Investment Management, Inc. is the sole managing member of Pzena Investment Management, LLC, which is our operating company. Founded in late 1995, Pzena Investment Management, LLC is a value-oriented investment management firm. We believe that we have established a positive, team-oriented culture that enables us to attract and retain very qualified people. Over the past fifteen years, we have built a diverse, global client base of respected and sophisticated institutional investors, high net worth individuals and select third-party distributed mutual funds for which we act as sub-investment adviser.

The graphic below illustrates our holding company structure and ownership as of December 31, 2010.


Public Stockholders
Principals[1]
Class B
Common Stock,
96.7% Voting
Interest[3]
Class A
Common Stock,
3.3% Voting
Interest[2]
Pzena Investment Management, Inc.
Class B Units,
85.5% Economic Interest[5]
Sole Managing Member
Class A Units,
14.5% Economic Interest[4]
Pzena Investment Management, LLC

(1) As of December 31, 2010, the members of Pzena Investment Management, LLC, other than us, consisted of:

- Richard S. Pzena, John P. Goetz, and William L. Lipsey, our Chief Executive Officer (CEO) and two Presidents, respectively, and their respective estate planning vehicles, who collectively held approximately 56.4% of the economic interests in us.
- 30 of our other employees, including our Chief Financial Officer, Gregory S. Martin, who collectively held approximately 9.4% of the economic interests in us.
- Certain other members of our operating company, including one of our directors and his related entities, and two former employees, who collectively held approximately 19.7% of the economic interests in us (with the 33 employee members, the Principals).

(2) Each share of Class A common stock is entitled to one vote per share. Class A common stockholders have 100% of the rights of all classes of our capital stock to receive distributions.

(3) Each share of Class B common stock is entitled to five votes per share for so long as the number of shares of Class B common stock outstanding represents at least 20% of all shares of common stock outstanding. Class B common stockholders have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up, but do not share in dividends.

(4) As of December 31, 2010, we held 9,367,659 Class A units of Pzena Investment Management, LLC, which represented the right to receive 14.5% of the distributions made by Pzena Investment Management, LLC.

(5) As of December 31, 2010, the Principals collectively held 55,198,610 Class B units of Pzena Investment Management, LLC, which represented the right to receive 85.5% of the distributions made by Pzena Investment Management, LLC.

We utilize a classic value approach to investing and seek to make investments in good businesses at low prices. Our approach and process have helped us achieve attractive returns over the long term. As of December 31, 2010, we managed assets in thirteen value-oriented investment strategies across a wide range of market capitalizations in both U.S. and non-U.S. capital markets. Our assets under management, or AUM, were $15.6 billion at December 31, 2010, and we managed money on behalf of institutions and high net worth individuals and acted as sub-investment adviser to a variety of SEC-registered mutual funds and offshore funds.

Our investment discipline and our commitment to a classic value approach have been important elements of our success. We construct concentrated portfolios selected through a rigorous fundamental research process similar to the approach of a private equity investor. Our investment decisions are not motivated by short-term results or aimed at closely tracking specific market benchmarks. Generating excess returns by utilizing a classic value investment approach requires:

- willingness to invest in companies before their stock prices reflect signs of business improvement, and
- significant patience, based upon our understanding of the business' fundamentals, and our long-term investment horizon.

As of December 31, 2010, we had 70 employees, including 33 employee members who collectively owned 65.7% of the ownership interests in our operating company. Our operating company is led by an executive committee, including our CEO and two Presidents.

Our Competitive Strengths

We believe that the following are our competitive strengths:

- ***Focus on Investment Excellence.*** We recognize that we must achieve investment excellence in order to attain long-term business success. All of our business decisions, including the design of our investment process and our willingness to limit AUM in our investment strategies, are focused on producing attractive long-term investment results. We believe that our long-term investment performance, together with our willingness to close our strategies to new investors in order to optimize the prospects for future performance, has contributed to our positive reputation among our clients and the institutional consultants who advise them.
- ***Consistency of Investment Process.*** Since our inception over fifteen years ago, we have utilized a classic value investment approach and a systematic, disciplined investment process to construct portfolios for our investment strategies in U.S. and non-U.S. markets across all market capitalizations. The consistency of our process has allowed us to leverage the same investment team to launch new products. We believe that our consistent investment process has resulted in strong brand recognition of our firm in the investment community.
- ***Diverse and High Quality Client Base.*** We believe that we have developed a favorable reputation in the institutional investment community. This is evidenced by our strong relationships with consultants and the diversity and sophistication of our investors.

  With the exception of two client relationships, which each represented 13.5% of our AUM as of December 31, 2010, no other single account represented more than 5% of our AUM as of December 31, 2010. For the year ended December 31, 2010, these relationships represented 9.8% and 7.7%, respectively, of our total revenues. No other single account represented more than 5% of our revenues for the year ended December 31, 2010.
- ***Experienced Investment Professionals and a Team-Oriented Approach.*** Our greatest asset is the experience of the individuals on our team. In addition to detailed financial analysis, our investment process requires a long-term view of the nature of each business we are considering, the company's current and likely future competitive standing and the management team's strategies for change. Therefore, we have assembled a diverse team that includes individuals with corporate management, private equity, management consulting, legal, accounting and Wall Street experience. We believe that their wide range of experiences gives us unique perspectives while executing our in-depth, research-based decision making process. To capitalize on the diversity of these backgrounds, we follow a collaborative, consensus-oriented approach to making investment decisions, in which any of our investment professionals, irrespective of seniority, can play a significant role.

- ***Employee Retention.*** We have focused on building an environment that we believe is attractive to talented investment professionals. Important among our practices are our team-oriented approach to investment decisions, rotation of coverage areas among individuals and a culture of employee ownership of our firm.

- ***Culture of Ownership.*** We believe in significant ownership of our business by the key contributors to our success. Since our inception, we have communicated to all our employees that they have the opportunity to become partners in our operating company. As of December 31, 2010, we had 33 employee owners positioned within all functional areas of the firm. We believe this ownership model results in a shared sense of purpose with our clients and their advisers. We intend to continue fostering a culture of ownership through our equity incentive plans, which are designed to align our team's interests with those of our stockholders and clients. We believe this culture of ownership contributes to our team orientation and connection with clients.

Our Business Strategy

The key to our success is continued long-term investment performance. In conjunction with this, we believe the following strategies will enable us to grow our business over time.

- ***Unwavering Focus on Investment Excellence.*** We view our unwavering focus on long-term investment excellence to be the key driver of our business success.

- ***Fill Excess Capacity in Domestic Strategies.*** Currently, all of our domestic strategies are open to new investors. We are actively marketing these domestic strategies.

- ***Capitalize on Growth Opportunities in Our Global Value and EAFE Value Strategies.*** Since our inception, we have made it a practice to leverage our knowledge of value investing and our investment processes to create new investment strategies for our clients. In early 2004, this manifested itself in the launch of our Global Value and Europe Australasia Far East (EAFE) Value (formerly known as International Value) investment strategies. In 2009, we launched our EAFE Diversified Value and Global Diversified Value investment strategies. In 2010, we secured an institutional launch client for our Emerging Markets Value strategy. Among both institutional and retail investors industry-wide, over the past few years, there has been increasing levels of investments in portfolios including non-U.S. equities. As of December 31, 2010, the total AUM in our Global Value strategies, EAFE Value strategies, and other non-U.S. strategies was $5.5 billion, or 35.3% of our overall AUM.

- ***Employ Our Proven Process to Introduce New Products.*** We anticipate continuing to offer new investment strategies over time, on a measured basis, consistent with our past practice, utilizing our proven investment process.

- ***Work with Our Strong Consultant Relationships.*** We believe that we have built strong relationships with the leading investment consulting firms who advise potential institutional clients. Historically, new accounts sourced through consultant-led searches have been a large driver of our inflows and are expected to be a major component of our future inflows.

- ***Expand Our Non-U.S. Client Base.*** In recent years, we have increased our efforts to develop our non-U.S. client base. Through our strong relationships with global consultants, we have been able to accelerate the development of our relationships with their non-U.S. branches. Over time, we aim to achieve growth of this client base through these relationships and by directly calling on the world's largest institutional investors. In addition, during 2010 we opened a representative office in Australia to more effectively service existing clients and develop new relationships in the geographic area. To date, these marketing efforts have resulted in client relationships in more than seven non-U.S. countries, such as the United Kingdom, Australia and Canada. We have also sought to expand our non-U.S. base through our relationships with non-U.S. mutual funds and other investment fund advisors. As of December 31, 2010, we managed $4.4 billion in separate accounts, commingled funds and sub-advised funds on behalf of non-U.S. clients.

Our Investment Team

We believe we have built an investment team that is well-suited to implementing our classic value investment strategy. The members of our investment team have a diverse set of backgrounds including former corporate management, private equity, management consulting, legal, accounting and Wall Street professionals. Their diverse business backgrounds are instrumental in enabling us to make investments in companies where we would be comfortable owning the entire business for a three- to five-year period. We look beyond temporary earnings shortfalls that result in stock price declines, which may lead others to forego investment opportunities, if we believe the long-term fundamentals of a company remain attractive.

As of December 31, 2010, we had a 23-member investment team. Each member serves as a research analyst, and certain members of the team also have portfolio management responsibilities. There are three portfolio managers for each investment strategy. These three managers have joint decision-making responsibility, and each has "veto authority" over all decisions regarding the relevant portfolio. For each of our largest current investment strategies, these three senior members are identified under "—Our Investment Strategies." Research analysts have sector and company-level research responsibilities which span all of our investment strategies, including those with a non-U.S. focus. In order to facilitate the professional development of our team, and to keep a fresh perspective on our portfolio companies, our research analysts generally rotate industry coverage every three years.

We follow a collaborative, consensus-oriented approach to making investment decisions, such that all members of our investment team, irrespective of their seniority, can play a significant role in this decision making process. We hold weekly research review meetings attended by all portfolio managers and relevant research analysts, and are open to other members of our firm, at which we openly discuss and debate our findings regarding the normalized earnings power of potential portfolio companies. In addition, we hold daily morning meetings, attended by our portfolio managers, research analysts, and portfolio administration and client service personnel, in order to review developments in our holdings and set a trading strategy for the day. These meetings are critical for sharing relevant developments and analysis of the companies in our portfolios. We believe that our collaborative culture is attractive to our investment professionals.

Our Investment Strategies

As of December 31, 2010, our approximately $15.6 billion in AUM was invested in a variety of value-oriented investment strategies, representing differing capitalization segments of U.S. and non-U.S. markets. The following table describes the largest of our current U.S. and non-U.S. investment strategies, and the allocation of our approximately $15.6 billion in AUM among them, as of December 31, 2010.

Strategy	Portfolio Managers	AUM (in billions)
U.S. Strategies		
Large Cap Value	DeSpirito, Goetz, Pzena	$ 6.6
Value Service	DeSpirito, Goetz, Pzena	1.8
Small Cap Value	Silver, Flynn, Pzena	1.3
Other U.S. Strategies[1]	N/A	0.4
Non-U.S. Strategies		
Global Value	Cai, Peterson, Goetz	3.2
EAFE Diversified Value	Cai, Peterson, Goetz	1.8
Other Non-U.S. Strategies[2]	N/A	0.5
Total		**$15.6**

(1) Our other U.S. investment strategies are: Mid Cap Value, All Cap Value, Financial Opportunities Service, and Mega Cap Value.

(2) Our other non-U.S. investment strategies are: EAFE Value, Global Diversified Value, European Value, and Emerging Markets Value.

We understand that our ability to retain and grow assets as a firm has been, and will be, driven primarily by delivering attractive investment results to our clients. As a consequence, we have prioritized, and will continue to prioritize, investment performance over asset accumulation. Where we deemed it necessary, we have, at times, closed certain products to new investors in order to preserve capacity to effectively implement our concentrated investment strategies for the benefit of existing clients. Currently, all of our investment strategies are open to new investors.

Our five largest investment strategies as of December 31, 2010 are further described below. We follow the same investment process for each of these strategies. Our investment strategies are distinguished by the market capitalization ranges from which we select securities for their portfolios, which we refer to as each strategy's investment universe, as well as the regions in which we invest. While our investment process includes ongoing review of companies in the investment universes described below, our actual investments may include companies outside of the relevant market capitalization range at the time of our investment. In addition, the number of holdings typically found in the portfolios of each of our investment strategies may vary as described below.

U.S Strategies

Large Cap Value. We screen a universe of the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 30 to 40 stocks. We launched this strategy in October 2000.

Value Service. We screen a universe of the 1,000 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 30 to 40 stocks. We launched this strategy in January 1996.

Small Cap Value. We screen a universe of U.S.-listed companies ranked from the 1,001st to 3,000th largest, based on market capitalization, to build a portfolio generally consisting of 40 to 50 stocks. We launched this strategy in January 1996.

Other U.S. Strategies. Our other U.S. investment strategies are: Mid Cap Value, All Cap Value, Financial Opportunities Service, and Mega Cap Value.

Non-U.S Strategies

Global Value. We screen a universe of the 1,500 largest non U.S.-listed companies, based on market capitalization, and the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 40 to 60 stocks. We launched this strategy in January 2004.

EAFE Diversified Value. We screen a universe of the 1,500 largest non-U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 60 to 100 stocks. We launched this strategy in November 2008.

Other Non-U.S. Strategies. Our other non-U.S. investment strategies are: EAFE Value (formerly known as International Value), Global Diversified Value, European Value, and Emerging Markets Value.

Our Product Development Approach

Historically, a major component of our growth has been the development of new products. Prior to seeding a new product, we perform in-depth research on the potential market for the product, as well as its overall compatibility with our investment expertise. This process involves analysis by our client team, as well as by our investment professionals. We will only launch a new product if we believe that it can add value to a client's investment portfolio. In the past, if appropriate, we have created partnerships with third parties to enhance the distribution of a product or add expertise that we do not have in-house. Prior to marketing a new product, we generally incubate the product for a period of one to five years, so that we can test and refine our investment strategy and process before actively marketing the product to our clients.

Furthermore, we continually seek to identify opportunities to extend our investment process into new markets or to apply it in different ways to offer clients additional strategies. This recently led to the introduction of our EAFE Diversified Value, Global Diversified Value, European Value, Financial Opportunities Service, Mega Cap Value and Emerging Markets Value strategies. We are currently incubating several products, which we believe may be attractive to our clients in the future.

Our Investment Performance

Since we are long-term fundamental investors, we believe that our investment strategies yield the most benefits, and are best evaluated over a long-term timeframe.

The following table indicates the annualized returns, gross and net (which represents annualized returns prior to and after payment of advisory fees, respectively), of our five largest investment strategies from their inception to December 31, 2010, and in the five-year, three-year, and one-year periods ended December 31, 2010, relative to the performance of: (i) the market index which is most commonly used by our clients to compare the performance of the relevant investment strategy, and (ii) the S&P 500® Index, which is provided for the limited purpose of providing a comparison to the broader equity market.

	Period Ended December 31, 2010[1]			
Investment Strategy (Inception Date)	**Since Inception**	**5 Years**	**3 Years**	**1 Year**
Large Cap Value (October 2000)				
Annualized Gross Returns	4.7%	(1.5)%	(3.5)%	16.3%
Annualized Net Returns	4.2%	(2.0)%	(3.9)%	15.8%
Russell 1000® Value Index	3.5%	1.3 %	(4.4)%	15.5%
S&P 500® Index	0.6%	2.3 %	(2.9)%	15.1%
Global Value (January 2004)				
Annualized Gross Returns	3.0%	(2.7)%	(7.0)%	12.0%
Annualized Net Returns	2.2%	(3.4)%	(7.7)%	11.2%
MSCI World(SM) Index—Net/U.S.$[2]	5.1%	2.4 %	(4.9)%	11.8%
S&P 500® Index	3.9%	2.3 %	(2.9)%	15.1%
Value Service (January 1996)				
Annualized Gross Returns	10.2%	(1.1)%	(3.0)%	16.5%
Annualized Net Returns	9.4%	(1.7)%	(3.7)%	15.7%
Russell 1000® Value Index	7.6%	1.3 %	(4.4)%	15.5%
S&P 500® Index	6.8%	2.3 %	(2.9)%	15.1%
EAFE Diversified Value (November 2008)				
Annualized Gross Returns	25.8%	—	—	11.2%
Annualized Net Returns	25.5%	—	—	10.9%
MSCI EAFE® Index—Net/U.S.$[2]	17.7%	—	—	7.7%
S&P 500® Index	15.4%	—	—	15.1%
Small Cap Value (January 1996)				
Annualized Gross Returns	14.5%	7.7 %	10.7 %	28.0%
Annualized Net Returns	13.2%	6.6 %	9.6 %	26.8%
Russell 2000® Value Index	9.8%	3.5 %	2.2 %	24.5%
S&P 500® Index	6.8%	2.3 %	(2.9)%	15.1%

(1) The historical returns of these investment strategies are not necessarily indicative of their future performance or the future performance of any of our other current or future investment strategies.

(2) Net of applicable withholding taxes.

Advisory Fees

We earn advisory fees on the institutional accounts that we manage and for retail clients, such as certain mutual funds and other investment funds.

On our institutional accounts, we are paid fees according to a schedule which varies by investment strategy. The substantial majority of these accounts pay us management fees pursuant to a schedule in which the rate we earn on the AUM declines as the amount of AUM increases. Certain of our clients pay us incentive fees according to the performance of their accounts relative to certain agreed-upon benchmarks, which results in a lower base fee, but allows for us to earn higher fees if the relevant investment strategy out-performs the agreed-upon benchmark.

As of December 31, 2010, we sub-advised thirteen SEC-registered mutual funds that each have an initial two-year term and are subject to annual renewal by each fund's board of directors pursuant to the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Eight of these thirteen sub-investment advisory agreements, including our largest sub-advised relationship, are beyond their initial two-year terms as of December 31, 2010. In addition, we sub-advise twelve offshore funds. Pursuant to these agreements, we are generally paid a management fee according to a schedule, in which the rate we earn on the AUM declines as the amount of AUM increases. Certain of these funds pay us fixed rate management fees. Due to the substantially larger account size of certain of these accounts, the average advisory fees we earn on them, as a percentage of assets under management, are lower than the advisory fees we earn on our institutional accounts. The majority of the advisory fees we earn on institutional accounts are based on the value of AUM at a specific date on a quarterly basis, either in arrears or in advance. Advisory fees on certain of our institutional accounts, and with respect to most of the mutual funds that we sub-advise, are calculated based on the average of the monthly or daily market value of the account. Advisory fees are also generally adjusted for any cash flows into or out of a portfolio, where the cash flow represents greater than 10% of the value of the portfolio. While a specific group of accounts may use the same fee rate, the method used to calculate the fee according to the fee rate schedule may differ, as described above.

Our Client Relationships and Distribution Approach

We manage separate accounts on behalf of institutions and high net worth individuals and, as of December 31, 2010, acted as sub-investment adviser for thirteen SEC-registered mutual funds and twelve offshore funds. We believe that strong relationships with our clients are critical to our ability to succeed and to grow our AUM. In building these relationships, we have focused our efforts where we can efficiently access and service large pools of sophisticated clients with our team of dedicated marketing and client service professionals. We distribute our products to institutional and retail clients primarily through the efforts of our internal sales team, who calls on them directly and on the consultants who serve them, as well as through the marketing programs of our sub-investment advisory partners. Since our objective is to attract long-term investors with an investment horizon in excess of three years, our sales and client service efforts focus on educating our investors regarding our disciplined value investment process and philosophy.

Our marketing effort is led by our five person business development team, which is responsible for:

- identifying and marketing to prospective institutional clients;
- responding to requests for investment management proposals; and
- developing and maintaining relationships with independent consultants.

Direct Institutional Relationships

Since our inception, we have directly offered institutional investment products to public and corporate pension funds, endowments, foundations and Taft-Hartley plans. Wherever possible, we have sought to develop direct relationships with the largest U.S. institutional investors, a universe we define to include plan sponsors with greater than $300 million in plan assets. Over the past few years, we have focused on expanding this direct calling effort to selected potential institutional clients outside of the United States.

Investment Consultants

We estimate that approximately 70% of all retirement plan assets are advised by investment consultants, with a relatively small number of these consultants representing a significant majority of these relationships. As a result of a consistent servicing effort over our history, we have built strong relationships with those consulting firms that we believe are the most important consulting firms and believe that most of them rate our open investment strategies favorably. New accounts sourced through consultant-led searches have been a large driver of our historical growth and are expected to be a major component of our future growth. We seek to develop direct relationships with accounts sourced through consultant-led searches by our ongoing marketing and client service efforts, as described below under "Client Service."

Sub-Investment Advisory Distribution

We currently sub-advise two mutual funds that are advised by John Hancock Advisers, namely the John Hancock Classic Value Fund and the John Hancock Classic Value Mega Cap Fund. As of December 31, 2010, these two funds represented $2.1 billion, or 13.5%, of our AUM. For the years ended December 31, 2010, 2009 and 2008, approximately 9.8%, 11.1%, and 13.9%, respectively, of our total revenue was generated from our sub-investment advisory agreements with John Hancock Advisers. Our sub-investment advisory agreement with the John Hancock Classic Value Fund represented all, or substantially all, of this revenue during these periods. During 2009, John Hancock Advisers liquidated or reorganized a number of mutual funds that it deemed to have an insufficient level of assets. As part of this initiative, the John Hancock Classic Value Fund II, which we had been sub-advising since 2006, reorganized into another John Hancock Advisers mutual fund not sub-advised by us, and the John Hancock International Classic Value Fund, which we had been sub-advising since 2006, was liquidated. The aggregate AUM in the two reorganized and liquidated funds as of December 31, 2008 was $46.4 million, and represented 0.4% of our AUM as of that date. The revenue generated from our sub-advisory agreements with these two funds for the years ended December 31, 2009 and 2008 was 0.1% and 0.3%, respectively, of our total revenues for those years. These actions by John Hancock Advisers are not expected to have a material impact on our financial position and results of operation.

We have selectively established relationships with other mutual fund and fund providers domestically and internationally, who offer us opportunities to efficiently access new market segments through sub-investment advisory roles.

High Net Worth Advisory Firms

We have accessed the high net worth segment of the investing community through relationships with wealth advisers who utilize our investment strategies in investment programs they construct for their clients. Similar to our approach with consultants, we have targeted select firms around the world serving the family office and ultra high net worth market. We believe this approach leads to an efficient client servicing model and strong relationships with wealth advisers, who ultimately view us as partners in their investment programs. Occasionally, we establish direct separate account relationships with high net worth individuals.

Client Service

Our client service team's efforts are instrumental to maintaining our direct relationships with institutional and individual separate account clients and developing direct relationships with separate accounts sourced through consultant-led searches. We have a dedicated client service team, which is primarily responsible for addressing all ongoing client needs, including periodic updates and reporting requirements. Our sales team assists in providing ongoing client service to existing institutional accounts. Our institutional distribution, sales and client service efforts are also supported, as necessary, by members of our investment team.

Our client service team consists of individuals with both general business backgrounds and investment research experience. Our client service team members are fully integrated into our research team, attending both research meetings and company management meetings to ensure our clients receive primary information. As appropriate, we introduce members of our research and portfolio management team into client portfolio reviews to ensure that our clients are exposed to the full breadth of our investment resources. We also provide quarterly reports to our clients in order to share our investment perspectives with them. We additionally meet and hold conference calls regularly with clients to share perspectives on the portfolio and the current investment environment.

Competition

We compete in all aspects of our business with a large number of investment management firms, commercial banks, broker-dealers, insurance companies and other financial institutions.

In order to grow our business, we must be able to compete effectively to maintain existing AUM and attract additional AUM. Historically, we have competed for AUM principally on the basis of:

- the performance of our investment strategies;
- our clients' perceptions of our drive, focus and alignment of our interests with theirs;
- the quality of the service we provide to our clients and the duration of our relationships with them;
- our brand recognition and reputation within the investing community;
- the range of products we offer; and
- the level of advisory fees we charge for our investment management services.

Our ability to continue to compete effectively will also depend upon our ability to attract highly qualified investment professionals and retain our existing employees. For additional information concerning the competitive risks that we face, see "Item 1A—Risks Factors—Risks Related to Our Business—The investment management business is intensely competitive."

Employees

At December 31, 2010, we had 70 full-time employees. This consists of 27 research department personnel; 3 traders; 12 client service and marketing personnel; 15 employees in operations; and 13 legal, compliance and finance personnel.

Available Information

We maintain a website at *www.pzena.com*. The contents of our website are not part of, nor are they incorporated by reference into, this Annual Report.

We make available through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission. To retrieve these reports, and any amendments thereto, visit the Investor Relations section of our website.

REGULATORY ENVIRONMENT AND COMPLIANCE

Our business is subject to extensive regulation in the United States at both the federal and state level, as well as by self-regulatory organizations. Under these laws and regulations, agencies that regulate investment advisers have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business in the event that it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines.

SEC Regulation

Our operating company, Pzena Investment Management, LLC, is registered as an investment adviser with the SEC. As a registered investment adviser, it is subject to the requirements of the Investment Advisers Act of 1940, as amended, which we refer to as the Investment Advisers Act, and the SEC's regulations thereunder, as well as to examination by the SEC's staff. The Investment Advisers Act imposes substantive regulation on virtually all aspects of our business and our relationships with our clients. Applicable requirements relate to, among other things, fiduciary duties to clients, engaging in transactions with clients, maintaining an effective compliance program, performance fees, solicitation arrangements, conflicts of interest, advertising, recordkeeping, reporting and disclosure requirements. All thirteen of the funds for which Pzena Investment Management, LLC acts as the sub-investment adviser are registered with the SEC under the Investment Company Act. The Investment Company Act imposes additional obligations, including detailed operational requirements for both the funds and their advisers. Moreover, an investment adviser's contract with a registered fund may be terminated by the fund on not more than 60 days' notice, and is subject to annual renewal by the fund's board after an initial two-year term. Both the Investment Advisers Act and the Investment Company Act regulate the "assignment" of advisory contracts by the investment adviser. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act and the Investment Company Act, ranging from fines and censures to termination of an investment adviser's registration. The failure of Pzena Investment Management, LLC, or the registered funds for which Pzena Investment Management, LLC acts as sub-investment adviser, to comply with the requirements of the SEC could have a material adverse effect on us.

ERISA-Related Regulation

To the extent that Pzena Investment Management, LLC is a "fiduciary" under the Employment Retirement Act of 1974, or ERISA, with respect to benefit plan clients, it is subject to ERISA, and to regulations promulgated thereunder. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could have a material adverse effect on our business.

Foreign Regulation

Pzena Investment Management, LLC is registered as an exempt market dealer and portfolio manager (international adviser) in Ontario, Canada. As a portfolio manager, Pzena Investment Management, LLC is only permitted to provide advice in Ontario to certain institutional and high net worth individual clients. As a limited market dealer, Pzena Investment Management, LLC is permitted to act as a market intermediary for only certain types of trades, and is permitted to market, sell and distribute prospectus-exempt securities to accredited investors. A portfolio manager must, upon the request of the Ontario Securities Commission, or OSC, produce all books, papers, documents, records and correspondence relating to its activities in Ontario, and inform the OSC if it becomes the subject of an investigation or disciplinary action by any financial services or securities regulatory authority or self-regulatory authority.

Pzena Investment Management, LLC is approved by the Irish Financial Services Regulatory Authority as a promoter and investment manager of Irish authorized collective schemes.

We operate in various other foreign jurisdictions without registration in reliance upon applicable exemptions under the laws of those jurisdictions.

Compliance

Our firm maintains a Legal and Compliance Department with three full-time lawyers, including our General Counsel/Chief Compliance Officer. Other members of the Department, as well as the firm in general, also devote significant time to compliance matters.

ITEM 1A. RISK FACTORS.

We face a variety of significant and diverse risks, many of which are inherent in our business. Described below are the risks that we currently believe could materially affect us. The occurrence of any of the risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

Risks Related to Our Business

We depend on Richard S. Pzena, John P. Goetz, and William L. Lipsey and the loss of the services of any of them could have a material adverse effect on us.

The success of our business largely depends on the participation of Richard S. Pzena, John P. Goetz, and William L. Lipsey, our CEO and two Presidents, respectively. Their professional reputations, expertise in investing and relationships with our clients and within the investing community in the U.S. and abroad, are critical elements to executing our business strategy and attracting and retaining clients. Accordingly, the retention of these individuals is crucial to our future success. There is no guarantee that they will not resign, join our competitors or form a competing company. The terms of the current operating agreement of our operating company restrict each of these individuals from competing with us or soliciting our clients or other employees during the term of their employment with us and for three years thereafter. The penalty for their breach of these restrictive covenants will be the forfeiture of a number of Class B units held by the individual that is equal to 50% of the number of membership units collectively held by him and his permitted transferees as of the earlier of the date of his breach or the termination of his employment, unless our Board of Directors, in its sole discretion, determines otherwise. Although we may also seek specific performance of these restrictive covenants, there can be no assurance that we would be successful in obtaining this relief. Further, after this post-employment restrictive period, we will not be able to prohibit them from competing with us or soliciting our clients or employees. If any of these individuals were to join a competitor or form a competing company, some of our current clients or other prominent members of the investing community could choose to invest with that competitor rather than us. Furthermore, we do not carry any "key man" insurance that would provide us with proceeds in the event of the death or disability of any of these individuals. The loss of the services of any of these individuals could have a material adverse effect on our business and could impact our future performance.

If our investment strategies perform poorly, we could lose clients or suffer a decline in AUM which would impair our revenues and earnings.

The performance of our investment strategies is one of the most important factors in retaining clients and AUM, and competing for new business. If our investment strategies perform poorly, it could impair our earnings because:

- our existing clients might withdraw their funds from our investment strategies, which would cause the level of our advisory fees to decline;
- the level of the performance-based fees paid by certain of our clients, which provides us with a percentage of returns if our investment strategies outperform certain agreed upon benchmarks, would decline;
- third-party financial intermediaries, advisers or consultants may rate our investment products poorly, which may lead our existing clients to withdraw funds from our investment strategies or to the reduction of asset inflows from these third parties or their clients; or
- the mutual funds and other investment funds that we sub-advise may decide not to renew or to terminate the agreements pursuant to which we sub-advise them and we may not be able to replace these relationships.

In addition, when our strategies experience strong results relative to the market or other asset classes, clients' investments in our strategies may increase beyond their target levels, and we could, therefore, suffer withdrawals as our clients rebalance their investments to fit their asset allocation preferences.

In 2006, 2007 and 2008, our investment strategies underperformed their respective benchmarks, and, while each of our investment strategies outperformed their respective benchmarks in 2009 and most of our investment strategies outperformed their respective benchmarks in 2010, there can be no assurance that some or all of our strategies will not underperform their respective benchmarks in the future. The annualized gross returns (which represents annualized returns prior to payment of advisory fees) of our Large Cap Value strategy (which represented approximately 42.3% of our AUM as of December 31, 2010) for the 1-year, 3-year, 5-year and since inception (October 2000) periods ended December 31, 2010 were 16.3%, (3.5)%, (1.5)%, and 4.7%, respectively. This compares to the returns of the Russell 1000® Value Index, the market index most commonly used by our clients to compare the performance of our Large Cap Value strategy, during the same periods of 15.5%, (4.4)%, 1.3%, and 3.5%, respectively.

During periods of declining AUM and revenues, such as we experienced from the quarter ended September 30, 2007 through the quarter ended March 31, 2009, there can be no assurance that we will be able to reduce our expenses at a commensurate rate, potentially leading to accelerated profitability declines. Additionally, given the nature of our business, there is a minimum expense base necessary to retain our employees and maintain our operations, and it may be difficult to reduce expenses beyond certain levels.

While AUM and revenues increased from the quarter ended June 30, 2009 through the quarter ended December 31, 2010, there can be no assurance that there will not be declines in our AUM, revenue and profitability in the future.

Our relationships with two clients represent a significant source of our AUM and revenues, and the termination of one or both of these relationships would impair our revenues and earnings.

As of December 31, 2010, two client relationships each represented 13.5% of our AUM. For the year ended December 31, 2010, these relationships represented 9.8% and 7.7%, respectively, of our total revenues. No other single account represented more than 5% of our AUM as of December 31, 2010, or more than 5% of our revenues for the year ended December 31, 2010.

There can be no assurance that our agreements with respect to these two client relationships will remain in place. The termination of either relationship would significantly reduce our revenues and earnings, and we may not be able to establish relationships with other accounts in order to replace the lost revenues and earnings.

Because our clients can reduce the amount of assets we manage for them, or terminate our agreements with them, on short notice, we may experience unexpected declines in revenue and profitability.

Our investment advisory and sub-investment advisory agreements are generally terminable upon short notice. Our sub-investment advisory agreements with thirteen SEC-registered mutual funds each have an initial two-year term and are subject to annual renewal by each fund's board of directors pursuant to the Investment Company Act. Eight of these thirteen sub-investment advisory agreements, including our largest sub-advised relationship, are beyond their initial two-year term, as of December 31, 2010. Institutional and individual clients, and the funds with which we have sub-investment advisory agreements, can terminate their relationships with us, or reduce the aggregate amount of AUM, for a number of reasons, including investment performance, changes in prevailing interest rates, changes in asset class preference, and financial market performance, or to shift their funds to competitors who may charge lower advisory fee rates, or for no stated reason. Poor performance relative to that of other investment management firms tends to result in decreased investments in our investment strategies, increased withdrawals from our investment strategies and the loss of institutional or individual accounts or sub-investment advisory relationships. In addition, the ability to terminate relationships may allow clients to renegotiate for lower fees paid for asset management services. If our investment advisory agreements are terminated, or our clients reduce the amount of AUM, either of which may occur on short notice, we may experience declines in revenue and profitability.

Difficult market conditions can adversely affect our business by reducing the market value of the assets we manage or causing our clients to withdraw funds.

Our business would be expected to generate lower revenue in a declining stock market or general economic downturn. Under our advisory fee arrangements, the fees we receive typically are based on the market value of our AUM. Accordingly, a decline in the prices of securities held in our clients' portfolios would be expected to cause our revenue and profitability to decline by:

- causing the value of our AUM to decline, which would result in lower advisory fees; or
- causing some of our clients to withdraw funds from our investment strategies in favor of investments they perceive as offering greater opportunity or lower risk, which also would result in lower advisory fees.

Although we experienced growth in AUM and revenues from the quarter ended June 30, 2009 through the quarter ended December 31, 2010, we experienced declines in AUM from the quarter ended September 30, 2007, through the quarter ended March 31, 2009, and declines in revenue and profitability from the quarter ended December 31, 2007, through the quarter ended March 31, 2009, and there can be no assurance that there will not be declines in our AUM, revenue and profitability in the future.

Volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our AUM, revenues and profitability.

As a company that operates in both U.S. and non-U.S. markets, and with a global client base, our business is subject to changing conditions in the global financial markets, and may also be effected by worldwide political, social and economic conditions in general. Beginning in the second half of 2007, and particularly during the second half of 2008 through early 2009, the financial markets were characterized by unprecedented levels of volatility and limited liquidity. This materially and adversely affected the capital and credit markets and led to a widespread loss of investor confidence. While investor confidence has shown some stabilization and improvement during the second half of 2009 through 2010, there is still hesitation among investors to increase allocations to public equity investments, and the alternative asset class has been more highly favored by many of these investors. While governments continue to implement legislative and regulatory initiatives, and make other efforts to successfully stabilize and add liquidity to the financial markets, we may still be subject to additional constraints or costs in order to satisfy new regulatory requirements. As a result, we could be confronted with net outflows of AUM, and could experience difficulties attracting new clients, resulting in a material adverse effect on our AUM, revenue and profitability in the future.

As indicated above, we experienced declines in AUM from the quarter ended September 30, 2007, through the quarter ended March 31, 2009, largely due to the volatility and disruption in the capital and credit markets. During those periods, we experienced declines in revenue and profitability, and there can be no assurance that there will not be declines in our AUM, revenue and profitability should volatility and disruption in the capital and credit markets occur again in the future.

We may need to raise capital in the future, and resources may not be available to us in sufficient amounts or on acceptable terms.

Our ability to enter the capital markets in a timely manner depends on a number of factors, including the state of global credit and equity markets, interest rates, credit spreads and our credit ratings. If we are unable to access capital markets to issue debt, or sell shares of our Class A Common Stock, as needed, or if we are unable to obtain such financing on acceptable terms, our business could be adversely impacted.

Our ability to retain our senior investment professionals and attract additional qualified investment professionals is critical to our success. A decline in our revenues and profitability may have an adverse effect on our business and our ability to attract and retain employees.

Our success depends on our ability to retain the senior members of our investment team and to recruit additional qualified investment professionals. However, we may not be successful in our efforts to retain them, as the market for investment professionals is extremely competitive. Our portfolio managers possess substantial experience and expertise in investing and, in particular, our classic value investment approach, which requires significant qualitative judgments as to the future earnings power of currently underperforming businesses. Our portfolio managers also have significant relationships with our clients. Accordingly, the loss of any of our senior investment professionals could limit our ability to successfully execute our classic value investment approach and, therefore, sustain the performance of our investment strategies, which, in turn, could have a material adverse effect on our results of operations.

Future growth of our business may be difficult to achieve, and may place significant demands on our resources and employees, and may increase our expenses.

Our AUM has grown from approximately $8.6 billion as of March 31, 2009 to $15.6 billion as of December 31, 2010. This substantial growth in our business has placed, and, may continue to place, significant demands on our infrastructure and our investment team and other employees, and may increase our expenses. In addition, we are required to continuously develop our infrastructure in response to the increasing sophistication of the investment management market, as well as due to legal and regulatory developments.

Although most of our investment strategies outperformed their respective benchmarks in 2009 and 2010, they underperformed their respective benchmarks in 2006, 2007 and 2008. Continued future growth may be challenging, as our underperformance in 2006 to 2008 may impact our ability to attract inflows of AUM. Additionally, the current overall market environment may impact potential investors' interest in committing new capital to equity strategies such as those offered by us, thereby making growth more difficult.

The future growth of our business, if achieved, will depend, among other things, on our ability to maintain an infrastructure and staffing levels sufficient to address its growth, and may require us to incur significant additional expenses and commit additional senior management and operational resources. We may face significant challenges in maintaining adequate financial and operational controls, implementing new or updated information and financial systems and procedures and training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis. In addition, our efforts to retain or attract qualified investment professionals may result in significant additional expenses. There can be no assurance that we will be able to manage the growth of our business effectively, or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

The investment management business is intensely competitive.

Competition in the investment management business is based on a variety of factors, including:

- investment performance;
- investor perception of an investment manager's drive, focus and alignment of interest with them;
- quality of service provided to, and duration of relationships with, clients;
- business reputation; and
- level of fees charged for services.

We compete in all aspects of our business with a large number of investment management firms, commercial banks, broker-dealers, insurance companies and other financial institutions. Our competitive risks are heightened by the fact that some of our competitors may invest according to different investment styles or in alternative asset classes which the markets may perceive as more attractive than our investment approach in the public equity markets. If we are unable to compete effectively, our revenues and earnings could be reduced, and our business could be materially adversely affected.

Reductions in business sourced through third-party distribution channels, or their poor reviews of us or our products, could materially reduce our revenues and ability to attract new clients.

New accounts sourced through consultant-led searches have been a large driver of our inflows in the past, and are expected to be a major component of our future inflows. In addition, we have established relationships with certain mutual fund providers who have offered us opportunities to access certain market segments through sub-investment advisory roles. We have also accessed the high-net-worth segment of the investing community through relationships with well respected wealth advisers who utilize our investment strategies in investment programs they construct for their clients. If we fail to successfully maintain these third-party distribution and sub-investment advisory relationships, our business could be materially adversely affected. In addition, many of these parties review and evaluate our products and our organization. Poor reviews or evaluations of either the particular product, or of us, may result in client withdrawals or may impact our ability to attract new assets through such intermediaries.

A change of control of us could result in termination of our sub-investment advisory and investment advisory agreements.

Pursuant to the Investment Company Act, each of the sub-investment advisory agreements for the SEC-registered mutual funds that we sub-advise automatically terminates upon its deemed "assignment" and a fund's board and shareholders must approve a new agreement in order for us to continue to act as its sub-investment adviser. In addition, pursuant to the Investment Advisers Act, each of our investment advisory agreements for the separate accounts we manage may not be "assigned" without the consent of the client. A sale of a controlling block of our voting securities and certain other transactions would be deemed an "assignment" pursuant to both the Investment Company Act and the Investment Advisers Act. Such an assignment may be deemed to occur in the event that the holders of the Class B units of our operating company exchange enough of their Class B units for shares of our Class A common stock such that they no longer own a controlling interest in us. If such a deemed assignment occurs, there can be no assurance that we will be able to obtain the necessary consents from clients whose funds are managed pursuant to separate accounts or the necessary approvals from the boards and shareholders of the SEC-registered funds that we sub-advise. An assignment, actual or constructive, would trigger these termination and consent provisions and, unless the necessary approvals and consents are obtained, could adversely affect our ability to continue managing client accounts, resulting in the loss of AUM and a corresponding loss of revenue.

Our failure to comply with guidelines set by our clients could result in damage awards against us and a loss of AUM, either of which would cause our earnings to decline or affect our ability to remain in business.

As an investment adviser, we have a fiduciary duty to our clients. When clients retain us to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in losses to a client account that the client could seek to recover from us, and could result in the client withdrawing its assets from our management or terminating our investment advisory agreement with them. Any of these events could cause our earnings to decline or affect our ability to remain in business.

Extensive regulation of our business limits our activities and exposes us to the potential for significant penalties, including fines or limitations on our ability to conduct our business.

We are subject to extensive regulation of our investment management business and operations. As a registered investment adviser, the SEC oversees our activities pursuant to its regulatory authority under the Investment Advisers Act. In addition, we must comply with certain requirements under the Investment Company Act with respect to the SEC-registered funds for which we act as sub-investment adviser. We are also subject to regulation by the Department of Labor under ERISA. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and, in specific circumstances to cancel, permissions to carry on particular businesses. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation, result in withdrawal by our clients from our investment strategies, and impede our ability to retain clients and develop new client relationships, which may reduce our revenues.

We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or be prohibited from engaging in some of our business activities. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

In addition, the regulatory environment in which we operate is subject to modifications and further regulation. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients also may adversely affect our business, and our ability to function in this environment will depend on our ability to constantly monitor and react to these changes.

Specific regulatory changes also may have a direct impact on our revenue. In addition to regulatory scrutiny and potential fines and sanctions, regulators continue to examine different aspects of the asset management industry. These regulatory changes and other proposed or potential changes may result in a reduction of revenue associated with these activities.

We face risks, and corresponding potential costs and expenses, associated with conducting operations and growing our business in numerous countries.

We offer investment management services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. As we do so, we will continue to face challenges in the adequacy of our resources, procedures and controls to consistently and effectively operate our business. In order to remain competitive, we must be proactive and prepared to deploy necessary resources when growth opportunities present themselves. As we grow, we face a heightened risk that the necessary resources and/or personnel will be unavailable to take full advantage of strategic opportunities when they appear, or that strategic decisions can be efficiently implemented. Local regulatory environments may vary widely, as may the adequacy and sophistication of each. Local requirements or needs may also place additional demands on sales and compliance personnel and resources, such as meeting local cultural requirements and complying with local industry standards. Finding and hiring additional, well-qualified personnel and crafting and adopting policies, procedures and controls to address local or regional requirements remain a challenge as we expand our operations internationally. Moreover, regulators in non-U.S. jurisdictions could also change their policies or laws in a manner that might restrict or otherwise impede our ability to offer our investment products in their respective markets. Any of these local requirements, activities, or needs could increase the costs and expenses we incur in a specific jurisdiction without any corresponding increase in revenues and income from operating in the jurisdiction.

Operational risks may disrupt our business, result in losses, or limit our growth.

We rely heavily on our financial, accounting, trading, compliance and other data processing systems. Any failure or interruption of these systems, whether caused by fire, other natural disaster, power or telecommunications failure, act of terrorism or war, or otherwise, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect our business. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand these capabilities in the future to avoid disruption of, or constraints on, our operations.

Furthermore, we depend on our headquarters in New York City for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our business, or directly affecting our headquarters, may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses.

The investment management industry faces substantial litigation risks which could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

We depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of our clients which could result in substantial losses to them. In order for our classic value investment strategies to yield attractive returns, we expect to have to hold securities for multi-year periods and, therefore, our investment strategies may not perform well in the short-term. If our clients suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, or breach of contract. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations, or cause significant reputational harm to us. For information on our legal proceedings, see "Item 3—Legal Proceedings."

Fulfilling our public company financial reporting and other regulatory obligations has been and will be expensive and time consuming.

Since becoming a public company, we have been required to implement specific corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules under the Sarbanes-Oxley Act of 2002 ("SOX"), the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange (the "NYSE"). We anticipate that compliance with these requirements will cause us to continue to incur significant legal and accounting compliance costs, and place significant demands on our accounting and finance staff, and on our accounting, financial and information systems. We have hired, and may need to further hire, additional accounting and finance staff with appropriate public company financial reporting experience and technical accounting knowledge, which has and may continue to increase our compensation expense.

Our management is required to conduct an annual assessment of the effectiveness of our internal controls over financial reporting and include a report on our internal controls in our annual reports on Form 10-K pursuant to Section 404 of SOX. In addition, we are required to have our independent registered public accounting firm attest to and report on the effectiveness of our internal controls over financial reporting. We will continue to incur costs in order to maintain our internal control over financial reporting and comply with Section 404 of SOX, including necessary auditing and legal fees, and costs associated with accounting, internal audit, information technology, compliance and administrative staff. If we are unable to maintain effective internal control over financial reporting, this could lead to a loss of confidence in the reliability of our financial statements, thus adversely affecting the value of our common stock.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with this new law and its implementing regulations is expected to result in additional operating costs, and to make certain activities more time consuming and costly, which could have a material adverse effect on our financial condition and results of operations.

The historical consolidated financial information included in this Annual Report and our previously filed public company reports may not necessarily be indicative of our future financial results.

The historical consolidated financial information included in this Annual Report and our previously filed public company reports may not necessarily be indicative of our future financial results. There can be no assurance that our AUM and revenue will grow at the same rate as they grew from the quarter ended June 30, 2009 through the quarter ended December 31, 2010. As mentioned above, we experienced declines in AUM, revenue, and profitability from the quarter ended September 30, 2007 through the quarter ended March 31, 2009, and there can be no assurance that there will not be similar, or more severe, declines in our AUM, revenue and profitability in the future. Although all of our strategies are currently open and available to new investments, we may close certain or all of our strategies in the future at any time. In addition, the historical consolidated financial information included in this Annual Report, and our previously filed public company reports with respect to the periods prior to the consummation of the reorganization of our operating company and the concurrent initial public offering of our Class A common stock on October 30, 2007, do not reflect all the added costs that we have incurred, and continue to expect to incur, as a public company. For example, because we operated through a limited liability company prior to October 30, 2007 and paid little or no taxes on our profits, our historical consolidated financial information prior to October 30, 2007 does not reflect the tax impact of our adoption of a corporate holding company structure.

See "Part 2, Item 6—Selected Financial Data" and the historical financial statements included elsewhere in this report.

Risks Related to Our Investment Strategies

Our results of operations depend on the performance of our investment strategies. Poor performance of our investment strategies will reduce or minimize the value of our assets under management, on which our advisory fees are based. Since advisory fees comprise all of our operating revenues, poor performance of our investment strategies will have a material adverse impact on our results of operations. In addition, poor performance will make it difficult for us to retain or attract clients and to grow our business. The performance of our strategies is subject to some or all of the following risks.

Our classic value investments subject the performance of our investment strategies to the risk that the companies in which we invest may not achieve the level of earnings recovery that we initially expect, or at all.

We generally invest in companies after they have experienced a shortfall in their historic earnings, due to an adverse business development, management error, accounting scandal or other disruption, and before there is clear evidence of earnings recovery or business momentum. While very few investors are willing to invest when companies lack earnings visibility, our classic value investment approach seeks to capture the return that can be obtained by investing in a company before the market has a level of confidence in its ability to achieve earnings recovery. However, our investment approach entails the risk that the companies included in our portfolios are not able to execute the turnaround that we had expected when we originally invested in them, thereby reducing the performance of our strategies. Since our positions in these investments are often substantial, there is the risk that we may be unable to find willing purchasers for our investments when we decide to sell them. Most of our strategies construct concentrated portfolios, generally ranging from 30 to 60 holdings, of companies underperforming their historical earnings power, which is subject to a higher risk of underperformance relative to benchmarks than the investment approaches of some of our competitors.

Since we apply the same investment process across all of our investment strategies, utilizing one team, and given the overlapping universes of many of our investment strategies, we could have common positions and industry or sector concentrations across many of our investment strategies at the same time. As such, factors leading one of our investment strategies to underperform may lead other strategies to underperform simultaneously.

Our investment strategies may not obtain attractive returns in certain periods or during certain market conditions.

Our products are best suited for investors with long-term investment horizons. In order for our classic value investment approach to yield attractive returns, we must typically hold securities for an average of over three years. Our investment strategies may not perform well during certain periods of time. In addition, our strategies may not perform well during points in the economic cycle when value-oriented stocks are relatively less attractive. For instance, during the late stages of an economic cycle, investors may purchase relatively expensive stocks in order to obtain access to above average growth, as was the case in the late 1990s. Value-oriented strategies may also experience weakness during periods when the markets are focused on one investment thesis or sector. In 2006, 2007 and 2008, our investment strategies underperformed their respective benchmarks, and there can be no assurance that such underperformance will not occur in future periods.

Our investment approach may underperform other investment approaches, which may result in significant withdrawals of client assets or client departures or a reduction in our AUM.

Even when securities prices are rising generally, portfolio performance can be affected by our investment approach. We employ a classic value investment approach in all of our investment strategies. This investment approach has outperformed the market in some economic and market environments and underperformed it in others. In particular, a prolonged period in which the growth style of investing outperforms the value style may cause our investment strategy to go out of favor with some clients, consultants or third-party intermediaries. Our investment strategy may be less favored during certain time periods for other reasons as well, including due to perceived riskiness or volatility of our approach. Poor performance relative to peers, coupled with changes in personnel, extensive periods in particular market environments, or other difficulties may result in significant withdrawals of client assets, client departures or a reduction in our AUM.

Recessionary environments may negatively affect the companies in which we invest.

The disruption in the global credit markets and the deterioration of the economy and the financial markets beginning in the second half of 2007, and continuing through early 2009, created difficult conditions for most companies, including many of those in which we invest. Although global market conditions have shown some stabilization and improvement since that time, capital and credit markets continue to experience volatility. The recessionary environment that the United States and the world faced as a result of these factors had the effect of pushing the prices of equity securities in which we invest lower than their historical levels. In addition, the recessionary environment had the effect of reducing the funds available to our clients to invest. There can be no assurance that both of these trends will not continue to impact our AUM, which is the main driver of our revenues and profitability.

Our investment process requires us to conduct extensive fundamental research on any company before investing in it, which may result in missed investment opportunities and reduce the performance of our investment strategies.

We take a considerable amount of time to complete the in-depth research projects that our investment process requires before adding any security to our portfolio. Our process requires that we take this time in order to understand the company and the business well enough to make an informed decision as to whether we are willing to own a significant position in a company whose current earnings are below its historic norms and that does not yet have earnings visibility. However, the time we take to make this judgment may cause us to miss the opportunity to invest in a company that has a sharp and rapid earnings recovery. Any such missed investment opportunities could adversely impact the performance of our investment strategies.

Our Global Value, EAFE Value, Global Diversified Value, EAFE Diversified Value, European Value and Emerging Markets Value strategies consist primarily of investments in the securities of issuers located outside of the United States, which may involve foreign currency exchange, political, social and economic uncertainties and risks.

Our Global Value, EAFE Value, Global Diversified Value, EAFE Diversified Value, European Value and Emerging Markets Value strategies, which together represented $5.5 billion and $4.7 billion of our AUM as of December 31, 2010 and 2009, respectively, and may comprise a larger portion of our AUM in the future, are primarily invested in securities of companies located outside the United States. Fluctuations in foreign currency exchange rates could negatively impact the portfolios of our clients who are invested in these strategies. In addition, foreign currency fluctuations may affect the levels of our AUM from one reporting period to another. An increase in the value of the U.S. dollar relative to non-U.S. currencies may result in a decrease in the dollar value of our AUM, which, in turn, would result in lower U.S. dollar denominated revenue. We do not currently engage in any hedging activities for these portfolios and continue to market these products as unhedged.

Investments in non-U.S. issuers may also be effected by political, social and economic uncertainty effecting a country or region in which we are invested. Many non-U.S. financial markets are not as developed, or as efficient, as the U.S. financial market, and, as a result, liquidity may be reduced and price volatility may be higher. The legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information in respect of such companies. These risks could adversely impact the performance of our strategies that are invested in securities of non-U.S. issuers.

Risks Related to Our Structure

We are dependent upon distributions from our operating company to make distributions to our Class A stockholders, and to pay taxes and other expenses.

We are a holding company and have no material assets other than our ownership of membership units of our operating company. We have no independent means of generating revenue and cash flow. Our operating company is treated as a partnership for U.S. federal income tax purposes and, as such, is not itself subject to U.S. federal income tax. Instead, its taxable income is allocated to its members, including us, pro-rata according to the number of membership units each owns. Accordingly, we incur income taxes on our proportionate share of any net taxable income of our operating company. We also incur expenses related to our operations. We intend to cause our operating company to distribute cash to its members in an amount at least equal to that necessary to cover their tax liabilities, if any, with respect to the earnings of our operating company. To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and our operating company is restricted from making distributions to us under applicable laws or regulations, or contractual restrictions, or does not have sufficient earnings to make these distributions, we may have to borrow funds to meet these obligations and run our business and, thus, our liquidity and financial condition could be materially adversely affected. There can be no assurance that funds will be available to borrow under such circumstances on terms acceptable to us, or at all.

We are required to pay certain former and current members of our operating company who sold to us membership units of our operating company in October 2007, and the other holders of Class B units of our operating company who subsequently have and will exchange their Class B units for shares of our Class A common stock, most of the tax benefit of any amortization deductions we may claim as a result of the tax basis step up we receive in connection with these sales of membership units and any future exchanges of Class B units.

We used the net proceeds of our October 2007 initial public offering to purchase membership units of our operating company from three of its members, or the selling members. These purchases have and are expected to continue to result in increases in our share of the tax basis in the tangible and intangible assets of our operating company that otherwise would not have been available. Subsequent exchanges of Class B units of our operating company for shares of our Class A common stock have and are expected to continue to result in increases in our share of the tax basis in the tangible and intangible assets of our operating company that otherwise would not have been available. These increases in tax basis have and are expected to continue to reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, might challenge all or part of this tax basis increase, and a court might sustain such a challenge.

Pursuant to a tax receivable agreement dated October 30, 2007, among the selling members, all holders of Class B units after our October 2007 initial public offering and us, we are required to pay the selling members, and any holders of Class B units who elect to exchange their Class B units for shares of our Class A common stock, 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the increases in amortizable tax basis due to the sale to us of membership units in October 2007 and the subsequent exchanges of Class B units for shares of our Class A common stock. The actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income, and the tax rates then applicable. Payments under the tax receivable agreement are expected to give rise to certain additional tax benefits attributable to further increases in basis. Any such benefits are covered by the tax receivable agreement and will increase the amounts due thereunder. We expect that, as a result of the size and increases in our share of the tax basis in the tangible and intangible assets of our operating company attributable to our interest therein, the payments that we may make to these members likely will be substantial. In October 2008, each of the selling members agreed with us to waive any payments that we were required to make to them with respect to the 2008 and 2009 tax years, as a result of their sale to us of an aggregate of 6.1 million membership units in October 2007. See "Notes to Consolidated Financial Statements—Note 10—Income Taxes."

If we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the selling and converting shareholders, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make an early termination payment.

Were the IRS to successfully challenge the tax basis increases described above, we would not be reimbursed for any payments made under the tax receivable agreement. As a result, in certain circumstances, we could be required to make payments under the tax receivable agreement in excess of our cash tax savings.

If we are deemed an investment company under the Investment Company Act, our business would be subject to applicable restrictions under that Act, which could make it impracticable for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. We conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Risks Related to Our Class A Common Stock

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our Class A common stock has been and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume of our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to resell your shares of our Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock, or result in fluctuations in the price or trading volume of our Class A common stock, include:

- decreases in our assets under management;
- variations in our quarterly operating results;
- failure to meet our earnings estimates;
- publication of research reports about us or the investment management industry;
- additions or departures of our key personnel;
- adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
- actions by stockholders;
- changes in market valuations of similar companies;
- changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;
- adverse publicity about the asset management industry, generally, or individual scandals, specifically; and
- general market and economic conditions.

The market price of our Class A common stock could decline due to the large number of shares of our Class A common stock eligible for future sale upon the exchange of Class B units of our operating company.

Pursuant to the operating agreement of our operating company, on at least one date designated by us each year (or, if we do not designate a date by September 30th of any year, on October 30th), each holder of Class B units may exchange up to 15% of its Class B units for an equivalent number of shares of our Class A common stock, subject to certain restrictions set forth in the operating agreement. Pursuant to the resale and registration rights agreement, dated October 30, 2007, among the holders of Class B units and us, (i) on at least one date designated by us each year (or, if we do not designate a date by September 30th of any year, on a date that is three business days after October 30th) these holders may resell the shares of Class A common stock issued to them upon the exchange of up to 15% of their Class B units, and (ii) until October 30, 2011, they may only resell these shares in the manner determined by us.

We filed a Form S-3 registration statement, which became effective in February 2009, in order to register our issuance to these holders of 57,937,910 shares of Class A common stock issuable upon exchange of all Class B units outstanding immediately after the consummation of our operating company's reorganization. We filed a Form S-3 registration statement in February 2011, which has not yet been declared effective, in order to register the issuance of up to an additional 4,098,774 shares of our Class A common stock issuable upon the exchange by the holders of the equivalent number of Class B units. We designated March 31, 2010 and March 3, 2009 as the 2010 and 2009 exchange dates, respectively. Certain executive officers and employees elected to exchange an aggregate of 734,618 and 2,445,973, respectively, of their Class B units for an equivalent number of shares of our Class A common stock, which, with the exception of those held by our executive officers, are freely tradable. The market price of our Class A common stock could decline as a result of sales pursuant to the Form S-3 registration statements, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

Control by our Class B stockholders of 96.7% of the combined voting power of our common stock may give rise to conflicts of interest.

Our Class B stockholders collectively hold approximately 96.7% of the combined voting power of our common stock. These stockholders consist of our CEO, two Presidents, 30 of our other employees, certain other members, including one of our directors and his related entities, and two former employees. Holders of shares of our Class B common stock have entered into a Class B Stockholders' Agreement with respect to all shares of Class B common stock then held by them and any additional shares of Class B common stock they may acquire in the future. Pursuant to this agreement, they will vote these shares of Class B common stock together on all matters submitted to a vote of our common stockholders. To the extent that we cause our operating company to issue additional Class B units, which may be granted, subject to vesting, to our employees pursuant to the PIM LLC 2006 Equity Incentive Plan, these employees will be entitled to receive an equivalent number of shares of our Class B common stock, subject to the condition that they agree to enter into this Class B Stockholders' Agreement. Each share of our Class B common stock entitles its holder to five votes per share for so long as the Class B stockholders collectively hold 20% of the total number of shares of our common stock outstanding. When a Class B unit is exchanged for a share of our Class A common stock, an unvested Class B unit is forfeited due to the employee holder's failure to satisfy the conditions of the award agreement pursuant to which it was granted, or any Class B unit is forfeited as a result of a breach of any restrictive covenants contained in our operating company's amended and restated operating agreement, a corresponding share of our Class B common stock will automatically be redeemed by us. For so long as our Class B stockholders hold at least 20% of the total number of shares of our common stock outstanding, they will be able to elect all of the members of our Board of Directors and thereby control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of securities, and the declaration and payment of dividends. In addition, they will be able to determine the outcome of all matters requiring approval of stockholders, and will be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors, and could preclude any unsolicited acquisition of our company. Our Class B stockholders have the ability to prevent the consummation of mergers, takeovers or other transactions that may be in the best interests of our Class A stockholders. In particular, this concentration of voting power could deprive Class A stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company, and could ultimately affect the market price of our Class A common stock.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could also adversely affect the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to our stockholders. For example, our amended and restated certificate of incorporation authorizes our Board of Directors to issue up to 200,000,000 shares of our preferred stock and to designate the rights, preferences, privileges and restrictions of unissued series of our preferred stock, each without any vote or action by our stockholders. We could issue a series of preferred stock to impede the consummation of a merger, tender offer or other takeover attempt. The anti-takeover provisions in our amended and restated certificate of incorporation and bylaws may impede takeover attempts, or other transactions, that may be in the best interests of our stockholders and, in particular, our Class A stockholders. In addition, the market price of our Class A common stock could be adversely affected to the extent that provisions of our amended and restated certificate of incorporation and bylaws discourage potential takeover attempts, or other transactions, that our stockholders may favor.

Our ability to pay dividends is subject to the discretion of our Board of Directors and may be limited by our holding company structure and applicable provisions of Delaware law.

We currently intend to pay cash dividends on a quarterly basis. However, our Board of Directors may, in its discretion, decrease the level of dividends, or discontinue the payment of dividends entirely. In addition, as a holding company, we depend upon the ability of Pzena Investment Management, LLC to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses and pay dividends to our stockholders. We expect to cause Pzena Investment Management, LLC to make distributions to its members, including us. However, the ability of Pzena Investment Management, LLC to make such distributions is subject to its operating results, cash requirements and financial condition and applicable Delaware laws (which may limit the amount of funds available for distribution to its members), as well as any contractual restrictions. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A common stock. Because of these various limitations and restrictions, we have, in the past, had to suspend our quarterly dividend payment. See "Item 5—Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Our Dividend Policy."

The disparity in the voting rights among the classes of our common stock may have a potential adverse effect on the price of our Class A common stock.

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock entitles its holder to five votes for so long as the number of shares of Class B common stock represents 20% of the total number of shares of our common stock outstanding. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters and principal offices are located at 120 West 45th Street, New York, New York 10036, where we occupy approximately 32,000 square feet of space under a non-cancellable operating lease, the term of which expires in October 2015. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company may be subject to various legal and administrative proceedings.

Currently, there are no material legal proceedings pending against us.

ITEM 4. REMOVED AND RESERVED

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is listed for trading on the NYSE under the symbol "PZN". As of March 2, 2011, there were approximately 26 record holders of our Class A common stock and 66 record holders of our Class B common shares. These numbers do not include shareholders who hold their shares through one or more intermediaries, such as banks, brokers or depositories.

The following table sets forth the quarterly high and low sales prices of our Class A common stock on the NYSE for the periods indicated and dividends declared during such periods.

	2010			2009		
Quarter	High	Low	Dividends Declared Per Share	High	Low	Dividends Declared Per Share
Quarter Ended March 31	$8.85	$5.78	$0.00	$4.96	$1.61	$0.00
Quarter Ended June 30	$7.80	$6.06	$0.03	$8.23	$1.88	$0.00
Quarter Ended September 30	$7.35	$6.04	$0.03	$9.12	$6.00	$0.00
Quarter Ended December 31	$7.88	$6.36	$0.18	$9.01	$6.96	$0.00

Our Dividend Policy

Our Board of Directors has targeted a cash dividend payout ratio of approximately 70% to 80% of its annual non-GAAP net income, subject to growth initiatives and other funding needs. We use non-GAAP measures, discussed in further detail in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operation" in Part II of this Annual Report, to assess the strength of the underlying operations of the business. We believe non-GAAP measures provide information to better analyze our operations between periods, and over time. We are a holding company and have no material assets other than our ownership of membership interests in our operating company. As a result, we depend upon distributions from our operating company to pay any dividends that our Board of Directors may declare to be paid to our Class A common stockholders, if any. When and if our Board of Directors declares any such dividends, we then cause our operating company to make distributions to us in an amount sufficient to cover the dividends declared. We may not pay dividends to our Class A common stockholders in amounts that have been paid to them in the past, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends, or any of our financing facilities or other agreements restrict us from doing so. To the extent we do not have cash on hand sufficient to pay dividends in the future, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

Our ability to pay dividends is subject to Board discretion and may be limited by our holding company structure and applicable provisions of Delaware law. See "Item 1A—Risk Factors—Our ability to pay dividends is subject to the discretion of our Board of Directors and may be limited by our holding company structure and applicable provisions of Delaware law."

Recent Sales of Unregistered Securities

In 2010, we issued an aggregate of 245,192 Class B units of our operating company and the related 245,192 shares of Class B common stock to employee members. We also awarded an aggregate of 42,411 options to acquire Class B units of our operating company to certain employee members, at an exercise price of $7.58 per unit.

The issuances did not involve any public offering, general advertising or general solicitation. The certificates representing the securities bear a restrictive legend. On the basis of these facts, the securities were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Securities Act").

Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock from October 25, 2007 (the date our Class A common stock first began trading on the NYSE) through December 31, 2010, with the cumulative total return of the S&P 500® and the SNL Asset Manager Index*. The graph assumes the investment of $100 in our common stock and in each of the two indices on October 25, 2007 and the reinvestment of all dividends, if any.

Total Return Performance



120
100
80
60
40
20
0
Index Value
10/25/07
12/31/07
12/31/08
12/31/09
12/31/10
Pzena Investment Management, Inc.
SNL Asset Manager Index
S&P 500 Index

Index	10/25/07	12/31/07	12/31/08	12/31/09	12/31/10
	Period Ended				
Pzena Investment Management, Inc	100.00	57.27	21.67	41.80	38.95
SNL Asset Manager Index*	100.00	96.32	45.87	74.42	85.66
S&P 500® Index	100.00	97.28	61.35	77.58	89.27

* The SNL Asset Manager Index is comprised of the securities of the following publicly traded companies: Affiliated Managers Group, Inc.; Alliance Bernstein Holding L.P; Artio Global Investors Inc.; Blackrock, Inc.; The Blackstone Group L.P.; Brookfield Asset Management Inc.; Calamos Asset Management, Inc.; Cohen & Steers, Inc.; Diamond Hill Investment Group, Inc.; Eaton Vance Corp.; Epoch Holding Corporation; Federated Investors, Inc.; Financial Engines, Inc.; Fortress Investment Group LLC; Franklin Resources, Inc.; GAMCO Investors, Inc.; Hennessy Advisors, Inc.; Invesco Ltd.; Janus Capital Group Inc.; KKR & Co. L.P.; Legg Mason, Inc.; Och-Ziff Capital Management Group LLC; Pzena Investment Management, Inc.; SEI Investments Company; T. Rowe Price Group, Inc.; U.S. Global Investors Funds; Value Line, Inc.; Virtus Investment Partners, Inc.; W.P. Stewart & Co., Ltd.; Waddell & Reed Financial, Inc.; and Westwood Holdings Group, Inc.

In accordance with the rules of the SEC, this section entitled "Performance Graph" shall not be incorporated by reference into any future filings by us under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

Recent Purchases of Equity Securities

During the fiscal year ended December 31, 2010, we did not repurchase any of our equity securities.

Equity Compensation Plan Information

For certain information concerning securities authorized for issuance under our equity compensation plans, see "Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Compensation Plan Information."

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ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data of Pzena Investment Management, Inc. Reported results for the periods prior to October 30, 2007 reflect solely the operations of Pzena Investment Management, LLC. The selected consolidated statements of operations data for the years ended December 31, 2010, 2009, and 2008 and the consolidated statements of financial condition data as of December 31, 2010 and 2009 have been derived from Pzena Investment Management, Inc.'s audited consolidated financial statements included elsewhere in this Annual Report.

The selected consolidated statement of operations data for the year ended December 31, 2007, and the selected consolidated statements of financial condition as of December 31, 2008 and 2007, have been derived from Pzena Investment Management, Inc.'s audited consolidated financial statements not included in this report. The selected consolidated statements of operations data for the year ended December 31, 2006, and the consolidated statement of financial condition data as of December 31, 2006, have been derived from Pzena Investment Management, LLC's audited consolidated financial statements not included in this Annual Report.

You should read the following selected historical consolidated financial data together with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the related notes included elsewhere in this Annual Report.

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except share and per share amounts)				
Statements of Operations Data:					
REVENUE					
Management Fees	$ 77,025	$ 63,039	$ 101,404	$ 146,776	$ 113,984
Incentive Fees	500	—	—	373	1,103
Total Revenue	77,525	63,039	101,404	147,149	115,087
EXPENSES					
Cash Compensation and Benefits	25,895	22,057	20,703	33,924	34,830
Distributions on Compensatory Units	—	—	—	12,087	17,857
Change in Redemption Value of Compensatory Units	—	—	—	15,969	20,411
Change from Formula to Fair Value Plan for Compensatory Units	—	—	—	—	232,534
Acceleration of Vesting of Compensatory Units	—	—	—	64,968	—
Other Non-Cash Compensation	3,653	2,934	4,952	2,753	—
Total Compensation and Benefits Expense	29,548	24,991	25,655	129,701	305,632
General and Administrative Expenses	8,007	8,261	11,356	13,038	8,380
TOTAL OPERATING EXPENSES	37,555	33,252	37,011	142,739	314,012
Operating Income/(Loss)	39,970	29,787	64,393	4,410	(198,925)
Other Income/(Expense)	(2,744)	1,601	35,685	(2,136)	6,114
INCOME/(LOSS) BEFORE INCOME TAXES AND INTEREST ON MANDATORILY REDEEMABLE UNITS	37,226	31,388	100,078	2,274	(192,811)
Income Tax Provision/(Benefit)	741	(1,307)	67,680	5,610	3,941
Interest on Mandatorily Redeemable Units	—	—	—	16,575	516,708
Consolidated Net Income/(Loss)	36,485	32,695	32,398	(19,911)	(713,460)
Less: Net Income/(Loss) Attributable to Non-Controlling Interests	32,674	29,326	36,095	(20,644)	1,997
NET INCOME/(LOSS) Attributable to Pzena Investment Management, Inc.	$ 3,811	$ 3,369	$ (3,697)	$ 733	$ (715,457)
Per Share Data:					
Net Income/(Loss) for Basic Earnings per Share[(1)]	$ 3,811	$ 3,369	$ (3,697)	$ 733	
Basic Earnings/(Loss) per Share[(1)]	$ 0.41	$ 0.41	$ (0.60)	$ 0.12	
Basic Weighted Average Shares Outstanding[(1)]	9,186,520	8,217,561	6,122,569	6,111,118	
Net Income/(Loss) for Diluted Earnings per Share[(1)]	$ 22,419	$ 18,106	$ (3,697)	$ 7,765	
Diluted Earnings/(Loss) per Share[(1)]	$ 0.34	$ 0.28	$ (0.60)	$ 0.12	
Diluted Weighted Average Shares Outstanding[(1)]	64,985,753	64,853,824	6,122,569	64,056,778	
Cash Dividends Declared Per Share	$ 0.24	—	$ 0.27	$ 0.11	

(1) Represents the Company's weighted average shares and its earnings generated through its economic interest in the operating company subsequent to October 30, 2007.

	As of December 31,				
	2010	2009	2008	2007	2006
			(in thousands)		
Statements of Financial Condition Data:					
Cash and Cash Equivalents	$ 16,381	$ 15,908	$ 27,421	$ 27,184	$ 30,920
TOTAL ASSETS	48,402	48,518	62,519	154,646	89,746
Term Loan	—	—	22,000	60,000	—
Senior Subordinated Debt	—	10,000	16,000	—	—
Capital Units Subject to Mandatory Redemption	—	—	—	—	533,553
TOTAL LIABILITIES	14,606	21,160	46,179	140,212	806,313
Non-Controlling Interests	23,224	19,088	11,819	16,355	13,399
EQUITY (EXCESS OF LIABILITIES OVER ASSETS)	$ 10,572	$ 8,270	$ 4,521	$ (1,921)	$(729,966)

Prior to the consummation of our initial public offering on October 30, 2007, Pzena Investment Management, LLC operated as a partnership and was not subject to U.S. federal and certain state income taxes. After that date, we became subject to U.S. federal and certain state and local income taxes applicable to C-corporations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a public-equity investment management firm that utilizes a classic value investment approach across all of our investment strategies. We currently manage assets in a variety of value-oriented investment strategies across a wide range of market capitalizations in both U.S. and non-U.S. capital markets. At December 31, 2010, our assets under management, or AUM, was $15.6 billion. We manage separate accounts on behalf of institutions and high net worth individuals, and act as sub-investment adviser for a variety of SEC-registered mutual funds and offshore funds.

We function as the holding company through which the business of our operating company, Pzena Investment Management, LLC (the "operating company"), is conducted. Concurrently with the consummation of our initial public offering and reorganization on October 30, 2007, we became the sole managing member of the operating company. As such, we now control its business and affairs and, therefore, consolidate its financial results with ours. In light of our employees' and other investors' collective membership interest in our operating company, we reflect their ownership as a non-controlling interest in our consolidated financial statements. As a result, we have consolidated the financial results of the operating company with our own and reflected the membership interest in it that we do not own as a non-controlling interest in our consolidated financial statements; and we recognize income generated from our economic interest in the operating company's net income. As of December 31, 2010, the holders of Class A common stock (through the Company) and the holders of Class B units of our operating company held approximately 14.5% and 85.5%, respectively, of the economic interests in the operations of our business.

Non-GAAP Net Income

Our results for the years ended December 31, 2010, 2009, and 2008 included adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders. We believe that these accounting adjustments add a measure of non-operational complexity which partially obscures the underlying performance of the business. In evaluating the financial condition and results of operations, we also review certain non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $21.7 million and $0.33, respectively, for the year ended December 31, 2010, $17.0 million and $0.26, respectively, for the year ended December 31, 2009, and $29.3 million and $0.45, respectively, for the year ended December 31, 2008. GAAP and non-GAAP net income for diluted earnings per share generally assumes all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to our net income associated with our increased interest in the operating company is taxed at our effective tax rate. The Company's effective tax rate, exclusive of adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders, was 42.7%, 42.7%, and 42.2% for the years ended December 31, 2010, 2009 and 2008, respectively, as noted in the section "—Income Tax Provision/(Benefit)", below.

We use these non-GAAP measures to assess the strength of the underlying operations of the business. We believe that these adjustments, and the non-GAAP measures derived from them, provide information to better analyze our operations between periods, and over time. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

A reconciliation of the non-GAAP measures to the most comparable GAAP measures is included below:

	For the Year Ended December 31,		
	2010	2009	2008
	(in thousands, except per-share and share amounts)		
GAAP Net Income	$ 3,811	$ 3,369	$ (3,697)
Net Effect of Tax Receivable Agreement	(695)	(1,111)	6,509
Non-GAAP Net Income	$ 3,116	$ 2,258	$ 2,812
Non-Controlling Interest of Pzena Investment Management, LLC	$ 32,445	$ 25,786	$ 45,857
Less: Assumed Corporate Income Taxes	13,837	11,049	19,342
Assumed After-Tax Income of Pzena Investment Management, LLC	$ 18,608	$ 14,737	$ 26,515
Non-GAAP Net Income of Pzena Investment Management, Inc.	3,116	2,258	2,812
Non-GAAP Diluted Net Income	$ 21,724	$ 16,995	$ 29,327
Non-GAAP Diluted Earnings Per Share Attributable to Pzena Investment Management, Inc. Common Stockholders:			
Non-GAAP Net Income for Diluted Earnings per Share	$ 21,724	$ 16,995	$ 29,327
Non-GAAP Diluted Earnings per Share	$ 0.33	$ 0.26	$ 0.45
Non-GAAP Diluted Weighted Average Shares Outstanding	64,985,753	64,853,824	64,963,268

Revenue

We generate revenue primarily from management fees and incentive fees, which we collectively refer to as our advisory fees, by managing assets on behalf of institutional accounts and for retail clients, which are generally open-end mutual funds catering primarily to retail investors. Our advisory fee income is recognized over the period in which investment management services are provided. Following the preferred method identified in the *Revenue Recognition Topic* of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"), income from incentive fees is recorded at the conclusion of the contractual performance period, when all contingencies are resolved.

Our advisory fees are primarily driven by the level of our AUM. Our AUM increases or decreases with the net inflows or outflows of funds into our various investment strategies and with the investment performance thereof. In order to increase our AUM and expand our business, we must develop and market investment strategies that suit the investment needs of our target clients, and provide attractive returns over the long term. The value and composition of our AUM, and our ability to continue to attract clients, will depend on a variety of factors including, among other things:

- our ability to educate our target clients about our classic value investment strategies and provide them with exceptional client service;
- the relative investment performance of our investment strategies, as compared to competing products and market indices;

- competitive conditions in the investment management and broader financial services sectors;
- general economic conditions;
- investor sentiment and confidence; and
- our decision to close strategies when we deem it to be in the best interests of our clients.

For our institutional accounts, we are paid fees according to a schedule, which varies by investment strategy. The substantial majority of these accounts pay us management fees pursuant to a schedule in which the rate we earn on the AUM declines as the amount of AUM increases.

Pursuant to our sub-investment advisory agreements with our retail clients, we are generally paid a management fee according to a schedule in which the rate we earn on the AUM declines as the amount of AUM increases. Certain of these funds pay us fixed-rate management fees. Due to the substantially larger account size of certain of these accounts, the average advisory fees we earn on them, as a percentage of AUM, are lower than the advisory fees we earn on our institutional accounts.

Certain of our clients pay us fees according to the performance of their accounts relative to certain agreed-upon benchmarks, which results in a slightly lower base fee, but allows us to earn higher fees if the relevant investment strategy outperforms the agreed-upon benchmark.

The majority of advisory fees we earn on institutional accounts is based on the value of our AUM at a specific date on a quarterly basis, either in arrears or advance. Advisory fees on certain of our institutional accounts, and with respect to most of our retail accounts, are calculated based on the average of the monthly or daily market value. Advisory fees are also generally adjusted for any cash flows into or out of a portfolio, where the cash flow represents greater than 10% of the value of the portfolio. While a specific group of accounts may use the same fee rate, the method used to calculate the fee according to the fee rate schedule may differ as described above.

Our advisory fees may fluctuate based on a number of factors, including the following:

- changes in AUM due to appreciation or depreciation of our investment portfolios, and the levels of the contribution and withdrawal of assets by new and existing clients;
- distribution of AUM among our investment strategies, which have differing fee schedules;
- distribution of AUM between institutional accounts and retail accounts, for which we generally earn lower overall advisory fees; and
- the level of our performance with respect to accounts on which we are paid incentive fees.

Expenses

Our expenses consist primarily of compensation and benefits expenses, as well as general and administrative expenses. These expenses may fluctuate due to a number of factors, including the following:

- variations in the level of total compensation expense due to, among other things, bonuses, awards of equity to our employees and members of our operating company, changes in our employee count and mix, and competitive factors; and
- expenses, such as rent, professional service fees and data-related costs, incurred, as necessary, to run our business.

Compensation and Benefits Expense

Our largest expense is compensation and benefits, which includes the salaries, bonuses, equity-based compensation, and related benefits and payroll costs attributable to our members and employees.

Compensation and benefits packages are benchmarked against relevant industry and geographic peer groups in order to attract and retain qualified personnel.

Pursuant to the Pzena Investment Management, LLC Amended and Restated 2006 Equity Incentive Plan (the "PIM LLC 2006 Equity Incentive Plan"), we have issued restricted units and options to purchase units in the operating company. We use a fair-value method in recording the compensation expense associated with the granting of these restricted units, and options to purchase units, to new and existing members under the PIM LLC 2006 Equity Incentive Plan. Under this method, compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized over the award's vesting period. The fair value of the units is determined by reference to the market price of our Class A common stock on the date of grant, since these units are exchangeable for shares of our Class A common stock on a one-for-one basis. The fair value of the options to purchase units is determined by using an appropriate option pricing model on the grant date.

Pursuant to the Pzena Investment Management, LLC Amended and Restated Bonus Plan (the "Bonus Plan"), eligible employees whose cash compensation is in excess of certain thresholds have a portion of that excess mandatorily deferred. These deferred amounts may be invested, at the employee's discretion, in certain third-party mutual funds, restricted phantom units of our operating company, or money market funds. Amounts deferred in any calendar year reduce that year's cash compensation expense and vest ratably over a four-year period beginning on January 1st of the next year. For the years ended December 31, 2010 and 2009, approximately $2.2 million and $1.6 million, respectively, in such compensation was deferred. For the year ended December 31, 2008, no such compensation was deferred. At December 31, 2010 and 2009, the liability associated with deferred compensation investment accounts was approximately $0.9 million and $0.4 million, respectively, which is recorded in the deferred compensation liability on the consolidated statement of financial condition. For the years ended December 31, 2010, 2009, and 2008, we recognized approximately $1.3 million, $0.7 million, and $0.6 million, respectively, in compensation and benefits expense associated with the amortization of all prior deferred compensation awards. Should additional amounts be deferred in future years, we would expect the non-cash portion of our compensation expense to increase as the previously and subsequently deferred amounts are amortized through income.

As of December 31, 2010, we had approximately $4.5 million in total unrecorded compensation expense related to unvested operating company phantom units issued pursuant to our Bonus Plan, operating company unit and option grants issued under the PIM LLC 2006 Equity Incentive Plan, and stock and option grants issued under our Pzena Investment Management, Inc. 2007 Equity Incentive Plan (the "2007 Equity Incentive Plan"). We expect that the amortization of these amounts will be approximately $3.3 million in 2011, $0.9 million in 2012, $0.2 million in 2013, and $0.1 million in 2014.

General and Administrative Expenses

General and administrative expenses include office rent and other expenses, professional and outside services fees, depreciation, and the costs associated with operating and maintaining our research, trading, and portfolio accounting systems. Our occupancy-related costs and professional services expenses, in particular, generally increase or decrease in relative proportion to the overall size and scale of our business operations.

We incur additional expenses associated with being a public company for, among other things, director and officer insurance, director fees, SEC reporting and compliance (including Sarbanes-Oxley ("SOX") compliance), professional fees, transfer agent fees, and other similar expenses. These additional expenses have and will continue to reduce our net income.

Other Income/(Expense)

Other income/(expense) is derived primarily from investment income or loss arising from our consolidated investment partnerships, our investments in various private investment vehicles that we employ to incubate new strategies, income or loss arising from our investments in third-party mutual funds, interest expense on our outstanding debt prior to its repayment, mark-to-market movements on our swap agreement prior to its termination, and interest income generated on our cash balances. Other income/(expense) is also affected by changes in our estimates of the liability due to our selling and converting shareholders associated with payments owed to them under the tax receivable agreement which was executed in connection with our reorganization and offering on October 30, 2007. As discussed further below, under "Tax Receivable Agreement," this liability represents 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax that we realize as a result of the amortization of the increases in tax basis generated from our acquisitions of our operating company's units from our selling and converting shareholders. Amounts waived by our selling and converting shareholders reduce this liability. We expect the interest and investment components of other income/(expense), in the aggregate, to fluctuate based on market conditions and the performance of our consolidated investment partnerships and other investments.

Non-Controlling Interests

Our operating company has historically consolidated the results of operations of the private investment partnerships over which we exercise a controlling influence. After our reorganization, we became the sole managing member of our operating company and now control its business and affairs and, therefore, consolidate its financial results with ours. In light of our employees' and outside investors' interest in our operating company, we have reflected their membership interests as a non-controlling interest in our consolidated financial statements. As a result, subsequent to October 30, 2007, our income is generated by our economic interest in our operating company's net income. As of December 31, 2010, the holders of Class A common stock (through the Company) and the holders of Class B units of the operating company held approximately 14.5% and 85.5%, respectively, of the economic interests in the operations of the business.

Income Tax Provision/(Benefit)

While our operating company has historically not been subject to U.S. federal and certain state income taxes, it has been subject to New York City Unincorporated Business Tax. As a result of our reorganization, we are now subject to taxes applicable to C-corporations. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized. As of December 31, 2010 and 2009, our valuation allowance against the deferred tax asset associated with our acquisition of operating company units in conjunction with the offering and subsequent exchanges was $59.4 million and $60.3 million, respectively.

Operating Results

Assets Under Management and Flows

As of December 31, 2010, our approximately $15.6 billion of AUM was invested in a variety of value-oriented investment strategies, representing distinct capitalization segments of U.S. and non-U.S. equity markets. The performance and AUM of our five largest investment strategies as of December 31, 2010 are further described below. We follow the same investment process for each of these strategies. Our investment strategies are distinguished by the market capitalization ranges from which we select securities for their portfolios, which we refer to as each strategy's investment universe, as well as the regions in which we invest. While our investment process includes ongoing review of companies in the investment universes described below, our actual investments may include companies outside of the relevant market capitalization range at the time of our investment. In addition, the number of holdings typically found in the portfolios of each of our investment strategies may vary, as described below.

Our earnings and cash flows are heavily dependent upon prevailing financial market conditions. Significant increases or decreases in the various securities markets, particularly the equities markets, can have a material impact on our results of operations, financial condition, and cash flows.

The change in AUM in our institutional accounts and our retail accounts for the years ended December 31, 2010, 2009, and 2008 is described below. Inflows are composed solely of the investment of new or additional assets by new or existing clients. Outflows consist solely of redemptions of assets by existing clients.

Assets Under Management	Year Ended December 31,		
	2010	2009	2008
		(in billions)	
Institutional Accounts			
Beginning of Period Assets	$ 10.7	$ 7.4	$ 15.9
Inflows	*1.8*	*2.6*	*2.6*
Outflows	*(1.7)*	*(2.0)*	*(4.3)*
Net Flows	0.1	0.6	(1.7)
Market Appreciation/(Depreciation)	1.7	2.7	(6.8)
End of Period Assets	$ 12.5	$ 10.7	$ 7.4
Retail Accounts			
Beginning of Period Assets	$ 3.6	$ 3.3	$ 7.7
Inflows	*1.3*	*1.4*	*2.8*
Outflows	*(2.2)*	*(2.1)*	*(4.0)*
Net Flows	(0.9)	(0.7)	(1.2)
Market Appreciation/(Depreciation)	0.4	1.0	(3.2)
End of Period Assets	$ 3.1	$ 3.6	$ 3.3
Total			
Beginning of Period Assets	$ 14.3	$ 10.7	$ 23.6
Inflows	*3.1*	*4.0*	*5.4*
Outflows	*(3.9)*	*(4.1)*	*(8.3)*
Net Flows	(0.8)	(0.1)	(2.9)
Market Appreciation/(Depreciation)	2.1	3.7	(10.0)
End of Period Assets	$ 15.6	$ 14.3	$ 10.7

The following table describes the allocation of our AUM among our investment strategies, as of December 31, 2010, 2009, and 2008:

	AUM at December 31,		
	2010	2009	2008
		(in billions)	
U.S. Value Strategies	$ 10.1	$ 9.6	$ 8.5
Global Value Strategies	3.4	2.8	1.9
EAFE Value Strategies	2.1	1.9	0.3
Total	$ 15.6	$ 14.3	$ 10.7

Beginning in the second half of 2007, and particularly during the second half of 2008 through early 2009, the performance of our investment strategies was negatively impacted by significant volatility in the equity markets. Beginning in the second quarter of 2009 and continuing through 2010, the performance of our investment strategies improved alongside the significant improvement in the equity markets. As a result of the continued improvements in the performance of our investment strategies and the equity markets, our AUM increased by $1.3 billion, or 9.1%, from $14.3 billion at December 31, 2009, to $15.6 billion at December 31, 2010, and increased by $3.6 billion, or 33.6%, from $10.7 billion at December 31, 2008, to $14.3 billion at December 31, 2009. Investment performance during 2008 was influenced by our overweight exposure to the financial services sector in particular, which underperformed the market, resulting in a decrease in our AUM of $12.9 billion, or 54.7%, to $10.7 billion at December 31, 2008, from $23.6 billion at December 31, 2007.

At December 31, 2010, we managed $12.5 billion in institutional accounts and $3.1 billion in retail accounts, for a total of $15.6 billion in assets. For the year ended December 31, 2010, we experienced total gross inflows of $3.1 billion, which were offset by total gross outflows of $3.9 billion. Assets in institutional accounts increased by $1.8 billion, or 16.8%, from $10.7 billion at December 31, 2009, due to $1.7 billion in market appreciation and $1.8 billion in gross inflows, offset by $1.7 billion in gross outflows. Assets in retail accounts decreased by $0.5 billion, or 13.9%, from $3.6 billion at December 31, 2009, as a result of $2.2 billion in gross outflows, partially offset by $1.3 billion in gross inflows and $0.4 billion in market appreciation.

At December 31, 2009, the Company managed $10.7 billion in institutional accounts and $3.6 billion in retail accounts, for a total of $14.3 billion in assets. For the year ended December 31, 2009, we experienced gross inflows of $4.0 billion, which were offset by gross outflows of $4.1 billion. Assets in institutional accounts increased by $3.3 billion, or 44.6%, from $7.4 billion at December 31, 2008, due to $2.7 billion in market appreciation and $2.6 billion in gross inflows, offset by $2.0 billion in gross outflows. Assets in retail accounts increased by $0.3 billion, or 9.1%, from $3.3 billion at December 31, 2008, as a result of $1.0 billion in market appreciation and $1.4 billion in gross inflows, offset by $2.1 billion in gross outflows. The institutional net inflows were mainly attributable to the establishment of several new client relationships in our non-U.S. diversified value strategies. The net outflows in our retail accounts were driven by our investment strategies' medium-term underperformance relative to their respective benchmarks, which caused some of our sub-advised mutual fund clients to reduce their exposure to us, or withdraw their funds.

At December 31, 2008, we managed $7.4 billion in institutional accounts and $3.3 billion in retail accounts, for a total of $10.7 billion in assets. For the year ended December 31, 2008, we experienced total gross outflows of $8.3 billion, which were offset by total gross inflows of $5.4 billion. Assets in institutional accounts decreased by $8.5 billion, or 53.5%, from $15.9 billion at December 31, 2007, due to $6.8 billion in market depreciation and $4.3 billion in gross outflows, offset by $2.6 billion in gross inflows. Assets in retail accounts decreased by $4.4 billion, or 57.1%, from $7.7 billion at December 31, 2007, as a result of $4.0 billion in gross outflows and $3.2 billion in market depreciation, partially offset by $2.8 billion in gross inflows.

At December 31, 2010, institutional accounts represented 80.1% of our total AUM, compared to 74.8% at December 31, 2009, and 69.2% at December 31, 2008. At December 31, 2010, our EAFE Value and Global Value investment strategies accounted for 35.3% of our AUM, compared to 32.9% at December 31, 2009, and 20.6% at December 31, 2008.

Our revenues are correlated with the levels of our weighted average AUM. Our weighted average AUM fluctuates based on changes in the market value of accounts advised and managed by us, and on fund flows. Since we are long-term fundamental investors, we believe that our investment strategies yield the most benefits, and are best evaluated, over a long-term timeframe. We believe that our investment strategies are generally evaluated by our clients and our potential future clients based on their relative performance since inception, and the previous one-year, three-year, and five-year periods. There has typically been a correlation between our strategies' investment performance and the size and direction of asset flows over the long term. To the extent that our returns for these periods outperform client benchmarks, we would generally anticipate increased asset flows over the long term. Correspondingly, negative returns relative to client benchmarks could cause existing clients to reduce their exposure to our products, and hinder new client acquisition.

Given our higher weighted average AUM in 2010 compared to 2009, our revenues for the year ended December 31, 2010 increased from our revenues for the year ended December 31, 2009. An increase in weighted average AUM and in revenues typically results in higher operating income and net income. Given our lower weighted average AUM in 2009 compared to 2008, our revenues for the year ended December 31, 2009 decreased from our revenues for the year ended December 31, 2008. A decrease in weighted average AUM and in revenues typically results in lower operating income and net income, and pressure on our operating margins. We would expect similar pressure on our operating margins in the future if average AUM and revenues were to decline. For the year ended December 31, 2010, our operating expenses increased from their comparable 2009 and 2008 periods, due to an increase in compensation and benefits expenses, resulting from increases in employee headcount and discretionary bonus accruals.

The following table indicates the annualized returns, gross and net (which represents annualized returns prior to and after payment of advisory fees, respectively), of our five largest investment strategies from their inception to December 31, 2010, and in the five-year, three-year, and one-year periods ended December 31, 2010, relative to the performance of: (i) the market index which is most commonly used by our clients to compare the performance of the relevant investment strategy, and (ii) the S&P 500® Index, which is provided for the limited purpose of providing a comparison to the broader equity market.

Investment Strategy (Inception Date)	Period Ended December 31, 2010[1]			
	Since Inception	5 Years	3 Years	1 Year
Large Cap Value (October 2000)				
Annualized Gross Returns	4.7%	(1.5)%	(3.5)%	16.3%
Annualized Net Returns	4.2%	(2.0)%	(3.9)%	15.8%
Russell 1000® Value Index	3.5%	1.3%	(4.4)%	15.5%
S&P 500® Index	0.6%	2.3%	(2.9)%	15.1%
Global Value (January 2004)				
Annualized Gross Returns	3.0%	(2.7)%	(7.0)%	12.0%
Annualized Net Returns	2.2%	(3.4)%	(7.7)%	11.2%
MSCI World(SM) Index—Net/U.S.$[2]	5.1%	2.4%	(4.9)%	11.8%
S&P 500® Index	3.9%	2.3%	(2.9)%	15.1%
Value Service (January 1996)				
Annualized Gross Returns	10.2%	(1.1)%	(3.0)%	16.5%
Annualized Net Returns	9.4%	(1.7)%	(3.7)%	15.7%
Russell 1000® Value Index	7.6%	1.3%	(4.4)%	15.5%
S&P 500® Index	6.8%	2.3%	(2.9)%	15.1%
EAFE Diversified Value (November 2008)				
Annualized Gross Returns	25.8%	—	—	11.2%
Annualized Net Returns	25.5%	—	—	10.9%
MSCI EAFE® Index—Net/U.S.$[2]	17.7%	—	—	7.7%
S&P 500® Index	15.4%	—	—	15.1%
Small Cap Value (January 1996)				
Annualized Gross Returns	14.5%	7.7%	10.7%	28.0%
Annualized Net Returns	13.2%	6.6%	9.6%	26.8%
Russell 2000® Value Index	9.8%	3.5%	2.2%	24.5%
S&P 500® Index	6.8%	2.3%	(2.9)%	15.1%

(1) The historical returns of these investment strategies are not necessarily indicative of their future performance, or the future performance of any of our other current or future investment strategies.

(2) Net of applicable withholding taxes.

Large Cap Value. We screen a universe of the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 30 to 40 stocks. We launched this strategy in October 2000. At December 31, 2010, the Large Cap Value strategy generated a one-year annualized gross return of 16.3%. Our financial services exposure was the largest contributor to performance, while holdings in the consumer discretionary, energy, and technology sectors also made a significant contribution.

Global Value. We screen a universe of the 1,500 largest non U.S.-listed companies, based on market capitalization, and the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 40 to 60 stocks. We launched this strategy in January 2004. At December 31, 2010, the Global Value strategy generated a one-year annualized gross return of 12.0%. The consumer discretionary and industrials sectors primarily contributed to this performance, which was offset by a lack of exposure to the materials sector.

Value Service. We screen a universe of the 1,000 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 30 to 40 stocks. We launched this strategy in January 1996. At December 31, 2010, the Value strategy generated a one-year annualized gross return of 16.5%. This performance was driven primarily by our exposure to the financial services, consumer discretionary, technology, energy, and materials and processing sectors.

EAFE Diversified Value. We screen a universe of the 1,500 largest non-U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 60 to 100 stocks. We launched this strategy in November 2008. At December 31, 2010, the EAFE Diversified Value strategy generated a one-year annualized gross return of 11.2%. The industrials, consumer discretionary, technology, and telecommunication services sectors made significant contributions to this performance.

Small Cap Value. We screen a universe of U.S.-listed companies ranked from the 1,001st to 3,000th largest, based on market capitalization, to build a portfolio generally consisting of 40 to 50 stocks. We launched this strategy in January 1996. At December 31, 2010, the Small Cap Value strategy generated a one-year annualized gross return of 28.0%. This performance was driven primarily by our exposure to the financial services, producer durables, consumer discretionary, and technology sectors.

Revenues

Our revenue from advisory fees earned on our institutional accounts and our retail accounts for the three years ended December 31, 2010, 2009, and 2008 is described below:

Revenue	Year Ended December 31, 2010	2009	2008
		(in millions)	
Institutional Accounts	$ 65.2	$ 51.6	$ 81.5
Retail Accounts	12.3	11.4	19.9
Total	$ 77.5	$ 63.0	$ 101.4

Year Ended December 31, 2010 versus December 31, 2009

Our total revenue increased $14.5 million, or 23.0%, to $77.5 million for the year ended December 31, 2010, from $63.0 million for the year ended December 31, 2009. This change was driven primarily by increases in weighted average AUM, which increased $2.9 billion, or 25.4%, to $14.3 billion for the year ended December 31, 2010, from $11.4 billion for the year ended December 31, 2009. To the extent that we experience reductions in weighted average AUM, either through negative market performance or net client outflows, our revenue will be adversely affected.

Our weighted average fees were 0.541% and 0.552% for the years ended December 31, 2010 and 2009, respectively. This decrease was due in part to the full-year effect of the large institutional inflows in our EAFE Diversified Value and Global Diversified Value strategies that were launched in late-2009. We typically offer reduced fee rates to initial clients in our new product offerings. Weighted average fees also decreased in part due to an increase in the average size of our institutional accounts. Our tiered fee schedules typically charge lower rates as account size increases. Weighted average assets in institutional accounts increased $2.8 billion, or 34.2%, to $11.0 billion for the year ended December 31, 2010, from $8.2 billion for the year ended December 31, 2009, and had weighted average fees of 0.591% and 0.628% for the years ended December 31, 2010 and 2009, respectively. The decline in institutional weighted average fees arose due to the full-year effect of the large institutional inflows in our EAFE Diversified Value and Global Diversified Value strategies and a higher institutional average account size, as discussed above. Weighted average assets in retail accounts increased $0.1 billion, or 3.1%, to $3.3 billion for the year ended December 31, 2010, from $3.2 billion for the year ended December 31, 2009, and had weighted average fees of 0.372% and 0.356% for the years ended December 31, 2010 and 2009, respectively. The increase in weighted average fees in retail accounts was due in part to the expiration of the voluntary partial fee waiver in May 2010 on the John Hancock Classic Value Fund, partially offset by the timing of asset flows. For the year ended December 31, 2010, our share of this fee waiver was $0.3 million, compared to $0.6 million for the year ended December 31, 2009.

Year Ended December 31, 2009 versus December 31, 2008

Our total revenue decreased $38.4 million, or 37.9%, to $63.0 million for the year ended December 31, 2009, from $101.4 million for the year ended December 31, 2008. This change was driven primarily by reductions in weighted average AUM, which decreased $6.7 billion, or 37.0%, to $11.4 billion for the year ended December 31, 2009, from $18.1 billion for the year ended December 31, 2008. Although, as noted above, our 2009 investment performance was strong, our asset base was lower as a result of declines in weighted average assets during 2008. Correspondingly, our weighted average AUM was lower in 2009, despite a decrease in net outflows and an increase in assets related to performance.

Our weighted average fees were 0.552% and 0.562% for the years ended December 31, 2009 and 2008, respectively. This decrease was due in part to a shift in asset mix resulting from large institutional inflows in our newly launched EAFE Diversified Value and Global Diversified Value strategies. We typically offer reduced fee rates to initial clients in our new product offerings. Weighted average fees also decreased in part due to an increase in the average size of our institutional accounts. Our tiered fee schedules typically charge lower rates as account size increases. Weighted average assets in institutional accounts decreased $4.4 billion, or 34.9%, to $8.2 billion for the year ended December 31, 2009, from $12.6 billion for the year ended December 31, 2008, and had weighted average fees of 0.628% and 0.649% for the years ended December 31, 2009 and 2008, respectively. The decline in institutional weighted average fees arose due to a shift in asset mix related to institutional inflows in our EAFE Diversified Value and Global Diversified Value strategies, and a higher institutional average account size, as discussed above. Weighted average assets in retail accounts decreased $2.3 billion, or 41.8%, to $3.2 billion for the year ended December 31, 2009, from $5.5 billion for the year ended December 31, 2008, and had weighted average fees of 0.356% and 0.360% for the years ended December 31, 2009 and 2008, respectively. The decline in weighted average fees in retail accounts was due to the voluntary partial fee waiver on the John Hancock Classic Value Fund, partially offset by the timing of asset flows. For the year ended December 31, 2009, our share of this reduction was $0.6 million. This fee waiver began in May 2009 and expired in May 2010.

Expenses

Our operating expenses are driven primarily by our compensation costs. The table below describes the components of our compensation expense for the three years ended December 31, 2010, 2009, and 2008.

	For the Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Cash Compensation and Other Benefits	$ 25,895	$ 22,057	$ 20,703
Other Non-Cash Compensation	3,653	2,934	4,952
Total Compensation and Benefits Expense	$ 29,548	$ 24,991	$ 25,655

Year Ended December 31, 2010 versus December 31, 2009

Total operating expenses increased by $4.3 million, or 12.9%, to $37.6 million for the year ended December 31, 2010, from $33.3 million for the year ended December 31, 2009. This increase was primarily attributable to an increase in compensation and benefits expenses as discussed below.

Compensation and benefits expense increased by $4.5 million, or 18.0%, to $29.5 million for the year ended December 31, 2010, from $25.0 million for the year ended December 31, 2009. This increase was primarily attributable to discretionary bonus accruals, which increased $2.0 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, and increases in employee headcount, which increased to 70 at December 31, 2010, from 67 at December 31, 2009. The $0.8 million increase in other non-cash compensation related to annual equity awards to our members, and arose in part as a result of a shift in compensation mix and expense timing. We would expect non-cash compensation expense to increase in subsequent years to the extent additional awards with similar vesting schedules are amortized through income.

General and administrative expenses decreased by $0.3 million, or 3.6%, to $8.0 million for the year ended December 31, 2010, from $8.3 million for the year ended December 31, 2009. This decrease was mainly attributable to a $0.4 million decrease in professional fees and a $0.2 million decrease in insurance costs, offset by a $0.3 million increase in business travel expenses.

Year Ended December 31, 2009 versus December 31, 2008

Total operating expenses decreased by $3.7 million, or 10.0%, to $33.3 million for the year ended December 31, 2009, from $37.0 million for the year ended December 31, 2008. This decrease was primarily attributable to a decrease in general and administrative expenses, as discussed below.

Compensation and benefits expense decreased by $0.7 million, or 2.7%, to $25.0 million for the year ended December 31, 2009, from $25.7 million for the year ended December 31, 2008. This decrease was primarily attributable to a shift in compensation mix and expense timing. The $2.0 million decrease in other non-cash compensation related to annual equity awards to our members, and arose in part as a result of a longer vesting schedule for our 2009 annual option awards relative to those of 2008. This decrease was partially offset by a $1.4 million increase in firm-wide discretionary cash bonuses.

General and administrative expenses decreased by $3.1 million, or 27.2%, to $8.3 million for the year ended December 31, 2009, from $11.4 million for the year ended December 31, 2008. This decrease was mainly attributable to a $1.0 million decline in professional services fees, a $0.8 million reduction in data systems costs, and a $0.7 million decline in business travel and office expenses.

Other Income/(Expense)

Year Ended December 31, 2010 versus December 31, 2009

Other income/(expense) was an expense of $2.7 million for the year ended December 31, 2010, and consisted primarily of $3.3 million in expense related to adjustments to our liability to our selling and converting shareholders, and $0.2 million in interest expense, offset by $0.4 million of net realized and unrealized gains from investments, and $0.3 million in interest and dividend income. Other income/(expense) was income of $1.6 million for the year ended December 31, 2009, and consisted primarily of $6.2 million of income associated with the positive performance of our investments in our own products, and $0.5 million in interest and dividend income. This income was partially offset by $1.5 million in interest charges associated with the operating company's term loan and subordinated note agreements, and $3.6 million in other expense, primarily consisting of adjustments to our liability to our selling and converting shareholders. As discussed further below, this liability represents 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the amortization of the increases in tax basis generated from our purchase of operating company units from our selling shareholders. Amounts waived by our selling shareholders reduce this liability. The change in income associated with our investments in our own products was driven primarily by the deconsolidation of several investment partnerships at December 31, 2009 and during the year ended

December 31, 2010. The decline in interest expense was a result of the full repayment of our outstanding debt in 2010.

Year Ended December 31, 2009 versus December 31, 2008

Other income/(expense) was income of $1.6 million for the year ended December 31, 2009, and consisted primarily of $6.2 million of income associated with the positive performance of our investments in our own products, and $0.5 million in interest and dividend income. This income was partially offset by $1.5 million in interest charges associated with our operating company's term loan and subordinated note agreements, and $3.6 million in other expense, primarily consisting of adjustments to our liability to our selling and converting shareholders. Other income/(expense) was income of $35.7 million for the year ended December 31, 2008, and consisted primarily of $53.3 million in income associated with the reduction in the liability to selling shareholders that occurred in conjunction with the tax valuation allowance taken on September 30, 2008. During the year ended December 31, 2008, we also recognized approximately $2.9 million in income related to the two-year waiver, by our selling shareholders, of all payments due to them under the tax receivable agreement for the 2008 and 2009 tax years. This income was partially offset by $18.2 million in losses related to the negative performance of our investments in our own products and $3.4 million in interest charges associated with the operating company's term loan and subordinated note agreements. The change in income associated with our investments in our own products was driven primarily by the stronger performance of our investment strategies in 2009 relative to 2008, offset to an extent by a decrease in the amount of funds invested in such strategies. The decline in interest expense was a result of a decrease in outstanding debt.

Income Tax Provision/(Benefit)

Our results for the years ended December 31, 2010, 2009, and 2008 included adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders. Our effective corporate tax rate, exclusive of adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders, was 42.7%, 42.7%, and 42.2% for the years ended December 31, 2010, 2009, and 2008, respectively.

Non-GAAP income before corporate income taxes used to calculate our income before income taxes for the years ended December 31, 2010, 2009, and 2008 are as follows:

	For the Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Income Before Income Taxes	$ 37,226	$ 31,388	$100,078
Change in Liability to Selling and Converting Shareholders	3,312	3,725	(56,200)
Unicorporated Business Taxes	(2,431)	(1,849)	(2,917)
Non-Controlling Interests	(32,674)	(29,326)	(36,095)
Non-GAAP Income Before Corporate Income Taxes	$ 5,433	$ 3,938	$ 4,866

Our non-GAAP effective corporate tax rate, which is exclusive of adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders, was determined as follows:

	For the Year Ended December 31,					
	2010		2009		2008	
	Tax	% of Non-GAAP Pre-tax Income	Tax	% of Non-GAAP Pre-tax Income	Tax	% of Non-GAAP Pre-tax Income
	(in thousands)		(in thousands)		(in thousands)	
Federal Rate Applied to Non-GAAP Pre-tax Income . .	$1,847	34.0%	$1,339	34.0%	$1,654	34.0%
State and Local Taxes, Net of Federal Benefit .	470	8.7%	341	8.7%	422	8.7%
Other	—	—	—	—	(25)	(0.5)%
Non-GAAP Effective Tax Rate	$2,317	42.7%	$1,680	42.7%	$2,051	42.2%

Year Ended December 31, 2010 versus December 31, 2009

We recognized a $0.7 million income tax provision for the year ended December 31, 2010, and a $1.3 million income tax benefit for the year ended December 31, 2009. The 2010 and 2009 income tax provision/(benefit) included $4.0 million and $4.8 million, respectively, of benefit associated with adjustments to the valuation allowance recorded against our deferred tax asset related to our tax receivable agreement. Exclusive of these adjustments, the remaining income tax provision/(benefit) for the year ended December 31, 2010 consisted of income tax provisions of $2.4 million in operating company unincorporated business taxes and $2.3 million of corporate income taxes. For the year ended December 31, 2009, the remaining income tax provision/(benefit) consisted of income tax provisions of $1.8 million of operating company unincorporated business taxes and $1.7 million of corporate income taxes. The increase in these taxes is attributable primarily to an increase in taxable income. As noted above, there was no change in the non-GAAP effective tax rate for the year ended December 31, 2010 compared to the year ended December 31, 2009. A comparison of the GAAP effective tax rate for the year ended December 31, 2010 to the effective tax rate for the year ended December 31, 2009 is not meaningful due to the valuation allowance adjustments.

Year Ended December 31, 2009 versus December 31, 2008

We recognized a $1.3 million income tax benefit for the year ended December 31, 2009, and a $67.7 million income tax provision for the year ended December 31, 2008. The 2009 income tax benefit included $4.8 million of benefit associated with adjustments to the valuation allowance recorded against our deferred tax asset related to our tax receivable agreement. The 2008 income tax provision included $62.7 million in expense associated with the establishment of this valuation allowance in September 2008. Exclusive of these adjustments, the remaining income tax provision/(benefit) for the year ended December 31, 2009 consisted of income tax provisions of $1.8 million in operating company unincorporated business taxes and $1.7 million of corporate income taxes. For the year ended December 31, 2008, the remaining income tax provision/(benefit) consisted of income tax provisions of $2.9 million of operating company unincorporated business taxes and $2.1 million of corporate income taxes. The decline in these taxes is attributable primarily to a decrease in taxable income. As noted above, the non-GAAP effective tax rate increased to 42.7% for the year ended December 31, 2009 from 42.2% for the year ended December 31, 2008. A comparison of the GAAP effective tax rate for the year ended December 31, 2009 to the effective tax rate for the year ended December 31, 2008 is not meaningful due to the valuation allowance adjustments.

Non-Controlling Interests

Year Ended December 31, 2010 versus December 31, 2009

Net income attributable to non-controlling interests was income of $32.7 million for the year ended December 31, 2010, and consisted of $32.4 million associated with our employees' and outside investors' approximately 85.7% interest in the income of the operating company, and approximately $0.2 million associated with our consolidated subsidiaries' interest in the income of our consolidated investment partnerships. For the year ended December 31, 2009, non-controlling interest was income of $29.3 million, and consisted of $25.8 million associated with our employees' and outside investors' approximately 87.2% interest in the income of the operating company, and approximately $3.5 million associated with the income of our consolidated investment partnerships. The change in net income attributable to non-controlling interests reflects primarily the increase in our weighted average AUM, which had a corresponding positive impact on operating company revenues and income. This increase was offset by the deconsolidation of several investment partnerships at December 31, 2009 and during the year ended December 31, 2010, and a decline in our employees' and outside investors' ownership interests in the operating company.

Year Ended December 31, 2009 versus December 31, 2008

Net income attributable to non-controlling interests was income of $29.3 million for the year ended December 31, 2009, and consisted of $25.8 million associated with our employees' and outside investors' approximately 87.2% interest in the income of the operating company, and approximately $3.5 million associated with our consolidated subsidiaries' interest in the income of our consolidated investment partnerships. For the year ended December 31, 2008, net income attributable to non-controlling interests was income of $36.1 million, and consisted of $45.9 million associated with our employees' and outside investors' approximately 90.4% interest in the income of the operating company, offset by the $9.8 million effect of the absorption, by our consolidated subsidiaries, of their share of the losses of our consolidated investment partnerships. The change in net income attributable to non-controlling interests reflects primarily the decline in our weighted average AUM, which had a corresponding negative impact on operating company revenues and income, as well as a decline in our employees' and outside investors' ownership interests in the operating company. This decline was partially offset by the positive return on the investments in our consolidated investment partnerships in 2009.

Liquidity and Capital Resources

Historically, the working capital needs of our business have primarily been met through the cash generated by our operations. Distributions to members of our operating company and loan amortization payments have been our largest use of cash from financing activities. Investing activities have historically been investments in our own investment strategies and, to a lesser extent, capital expenditures.

At December 31, 2010, our cash and cash equivalents was $16.4 million. Advisory fees receivable was $15.3 million. We also had approximately $0.8 million in marketable equity securities and approximately $2.5 million in investments set aside to satisfy our obligations under our deferred compensation program.

We expect to fund the liquidity needs of our business in the next twelve months, and over the long-term, primarily through cash generated from operations. As an investment management firm, our business has been materially affected by conditions in the global financial markets and economic conditions throughout the world. Our liquidity is highly dependent on the revenue and income from our operations, which is directly related to our levels of AUM. For the year ended December 31, 2010, our weighted average AUM and revenues increased by 25.4% and 23.0%, respectively, compared to our weighted average AUM and revenues for the year ended December 31, 2009. These increases contributed to a 33.3% increase in our cash provided by operating activities during the same periods.

In determining the sufficiency of liquidity and capital resources to fund our business, we regularly monitor our liquidity position, including, among other things, cash, working capital, investments, long-term liabilities, lease commitments, debt obligations, and operating company distributions. Compensation is our largest expense. To the extent we deem necessary and appropriate to run our business, recognizing the need to retain our key personnel, we have the ability to change the absolute levels of our compensation packages, as well as change the mix of their cash and non-cash components. Historically, the Company has not tied its levels of compensation directly to revenue, as many Wall Street firms do. Correspondingly, there is not a linear relationship between the Company's compensation and the revenues it generates. This generally has the effect of increasing operating margins in periods of increased revenues, but can reduce operating margins when revenue declines.

We continuously evaluate our staffing requirements and compensation levels with reference to our own liquidity position and external peer benchmarking data. The result of this review directly influences management's recommendations to our Board of Directors with respect to such staffing and compensation levels.

We anticipate that tax allocations to the members of our operating company, which consisted of 33 of our employees, certain unaffiliated persons, two former employees, and us, will continue to be a material financing activity. Cash distributions to operating company members for partnership tax allocations would increase should the taxable income of the operating company increase.

As further discussed below, our operating company was a party to a credit agreement (the "Credit Agreement") associated with our bank term loan. Among other things, certain amendments to the Credit Agreement precluded us from paying dividends to shareholders, as did one of the provisions of the Senior Subordinated Notes, further discussed below. During the year ended December 31, 2009, we terminated our Credit Agreement. On December 31, 2009, the restriction on the payment of dividends contained in the Notes was waived, and during the year ended December 31, 2010, we repaid the full principal amount of the Senior Subordinated Notes. We do not anticipate that the termination of the revolving credit facility, originally obtained in conjunction with the Credit Agreement, will have a material effect on our liquidity position, as no amounts were drawn against it over the course of its existence. We currently do not have any material need for cash in excess of that derived from our operations. Although we are comfortable with our current capital structure, in the current economic environment, it is uncertain whether additional or alternative sources of debt or equity financing would be available on acceptable terms, if required.

We do not anticipate meaningful outlays for internal investment or capital expenditures over the next twelve months.

We believe that the repayment of our bank term loan and Senior Subordinated Notes, and ability to vary cash compensation levels, have provided us with an appropriate degree of flexibility in providing for our liquidity needs.

Dividend Policy

We are a holding company and have no material assets other than our ownership of membership interests in our operating company. As a result, we depend upon distributions from our operating company to pay any dividends that our Board of Directors may declare to be paid to our Class A common stockholders. When, and if, our Board of Directors declares any such dividends, we then cause our operating company to make distributions to us in an amount sufficient to cover the dividends declared. Our dividend policy has certain risks and limitations, particularly with respect to liquidity. We may not pay dividends to our Class A common shareholders in amounts that have been paid to them in the past, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. To the extent we do not have cash on hand sufficient to pay dividends in the future, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

On an annual basis, our Board of Directors has targeted a cash dividend payout ratio of approximately 70% to 80% of our non-GAAP net income, subject to growth initiatives and other funding needs. Our ability to pay dividends is subject to Board discretion and may be limited by our holding company structure and applicable provisions of Delaware law. See "Item 1A—Risk Factors—Our ability to pay dividends is subject to the discretion of our Board of Directors and may be limited by our holding company structure and applicable provisions of Delaware law."

Credit Agreement and Senior Subordinated Notes

During the year ended December 31, 2009, we repaid the remaining principal amount outstanding under our bank term loan and terminated the related Credit Agreement. Concurrent with the termination of this bank term loan and the Credit Agreement, the security interest previously granted in our accounts receivable was released. During the year ended December 31, 2010, we repaid the remaining principal amount outstanding of the Senior Subordinated Notes.

Tax Receivable Agreement

Our purchase of membership units of our operating company concurrent with our initial public offering, and the subsequent and future exchanges by holders of Class B units of our operating company for shares of our Class A common stock (pursuant to the exchange rights provided for in the operating company's operating agreement), has resulted in, and is expected to continue to result in, increases in our share of the tax basis of the tangible and intangible assets of our operating company at the time of our acquisition and these subsequent and future exchanges, which will increase the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions have reduced, and are expected to continue to reduce, the amount of tax that we would otherwise be required to pay in the future. We have entered into a tax receivable agreement with the current members of our operating company, the one member of our operating company immediately prior to our initial public offering who sold all of its membership units to us in connection with our initial public offering, and any future holders of Class B units, that requires us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as described in the tax receivable agreement) as a result of the increases in tax basis described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

In October 2008, the selling shareholders agreed to a two-year waiver of any payments that we were required to make to them for the 2008 and 2009 tax years pursuant to the tax receivable agreement.

Cash Flows

Operating activities provided $40.0 million and $30.0 million in cash flows for the years ended December 31, 2010 and 2009, respectively. The year-over-year increase in cash flows from operating activities was driven primarily by a increase in weighted average AUM, from $11.4 billion for the year ended December 31, 2009, to $14.3 billion for the year ended December 31, 2010, which had a corresponding positive impact on total revenues and profits.

Operating activities provided $30.0 million and $64.8 million in cash flows for the years ended December 31, 2009 and 2008, respectively. The year-over-year decline in cash flows from operating activities was driven primarily by a decrease in weighted average AUM from $18.1 billion for the year ended December 31, 2008, to $11.4 billion for the year ended December 31, 2009, which had a corresponding negative impact on total revenues and profits.

Investing activities consist primarily of activity with related parties, as well as capital expenditures. Investing activities used less than $0.1 million for each of the years ended December 31, 2010, 2009, and 2008.

Financing activities consist primarily of borrowing arrangements and contributions from, and distributions to, non-controlling interests. Financing activities used $39.5 million for the year ended December 31, 2010, and used $41.2 million for the year ended December 31, 2009. The decrease in cash used in financing activities is primarily due to an $18.0 million reduction in principal repayment associated with our debt obligations, and a $4.0 million increase in contributions from non-controlling interests, offset by an increase of $18.0 million in distributions to non-controlling interests, and an increase of $2.2 million in dividend payments.

Financing activities used $41.2 million for the year ended December 31, 2009, and used $64.5 million for the year ended December 31, 2008. The decrease in cash used in financing activities is primarily due to a $33.9 million reduction in distributions to non-controlling interests associated with reduced operating company income, partially offset by a $6.0 million increase in net principal repayments associated with our borrowing agreements.

Contractual Obligations

The following table sets forth information regarding our consolidated contractual obligations as of December 31, 2010.

	Payments Due by Period				
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
			(in thousands)		
Operating Lease for Office Space	$10,119	$ 2,074	$ 4,198	$ 3,847	$ —
Total	$10,119	$ 2,074	$ 4,198	$ 3,847	$ —

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2010.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), requires management to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial condition. Management believes that the critical accounting policies discussed below involve additional management judgment due to the sensitivity of the methods and assumptions used.

Consolidation

Our policy is to consolidate all majority-owned subsidiaries in which we have a controlling financial interest and variable-interest entities of which we are deemed to be the primary beneficiary. We also consolidate non-variable-interest entities which we control as the general partner or managing member. We assess our consolidation practices regularly, as circumstances dictate. All significant inter-company transactions and balances have been eliminated.

Investments in private investment partnerships in which we have a minority interest and exercise significant influence are accounted for using the equity method. Such investments, if any, are reflected on the consolidated statements of financial condition as investments in affiliates and are recorded at the amount of capital reported by the respective private investment partnerships. Such capital accounts reflect the contributions paid to, distributions received from, and the equity earnings of, the private investment partnerships. The earnings of these private investment partnerships are included in equity in earnings of affiliates in the consolidated statements of operations.

Income Taxes

We are a "C" corporation under the Internal Revenue Code, and thus liable for federal, state and local taxes on the income derived from our economic interest in our operating company. The operating company is a limited liability company that has elected to be treated as a partnership for tax purposes. Our operating company has not made a provision for federal or state income taxes because it is the responsibility of each of the operating company's members (including us) to separately report their proportionate share of the operating company's taxable income or loss. Similarly, the income of our consolidated investment partnerships is not subject to income taxes, as such income is allocated to each partnership's individual partners. The operating company has made a provision for New York City Unincorporated Business Tax (UBT).

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we re-evaluate our estimate related to the valuation allowance, including our assumptions about future taxable income.

We believe that the accounting estimate related to the $59.4 million valuation allowance, recorded against the deferred tax asset associated with our acquisition of operating company membership units, is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes, or variances in future projected operating performance, could result in a change in the valuation allowance. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax asset valuation allowance would be charged to income tax expense in the period such determination was made.

Management judgment is required in determining our provision for income taxes, evaluating our tax positions and establishing deferred tax assets and liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to earnings would result.

Recent Accounting Developments

Variable-Interest Entities ("VIEs")

In September 2009, the Financial Accounting Standards Board (the "FASB") issued a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable-interests give it a controlling financial interest in a VIE. Under the standard, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a substantive interest and a controlling financial interest in a VIE is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. The standard also requires an ongoing assessment of whether an enterprise is the primary beneficiary of a VIE, and additional disclosures about an enterprise's involvement in VIEs, and any significant changes in risk exposure due to that involvement. The standard is effective for fiscal years beginning after November 15, 2009. In November 2009, the FASB issued a proposed standard update, which defers the consolidation criteria requirements of this new standard for assets managers' interests in entities that apply the specialized accounting guidance for investment companies, or that have the attributes of investment companies. In February 2010, the FASB issued further guidance which provided a limited scope deferral for a reporting entity's interest in an entity that meets all of the following conditions: (a) the entity has all the attributes of an investment company as defined under AICPA Audit and Accounting Guide, Investment Companies, or does not have all the attributes of an investment company but is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the AICPA Audit and Accounting Guide, Investment Companies; (b) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity; and (c) the entity is not a securitization entity, asset-backed financing entity or an entity that was formerly considered a qualifying special-purpose entity. The reporting entity is required to perform a consolidation analysis for entities that qualify for the deferral in accordance with previously issued guidance on VIEs. We have evaluated the deferral guidelines and determined that the standard is applicable for our investment in our operating company, but that we meet the criteria for deferral provided in this standard for our VIEs. We adopted the updated guidance on January 1, 2010, and it had no impact on our consolidated financial statements. We are monitoring future guidance for updates on the treatment of our interests in our VIEs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our exposure to market risk is directly related to our role as investment adviser for the institutional separate accounts we manage and the retail clients for which we act as sub-investment adviser. As noted in Item 1A, "Risk Factors," we experienced declines in AUM from the quarter ended September 30, 2007, through the quarter ended March 31, 2009, largely due to the volatility and disruption in the capital and credit markets. During those periods, we experienced declines in revenue and profitability, and there can be no assurance that there will not be declines in our AUM, revenue and profitability should volatility and disruption in the capital and credit markets occur again in the future. An economic downturn, and volatility in the global financial markets, could also significantly affect the estimates, judgments, and assumptions used in the valuation of our financial instruments.

Our revenue for the three years ended December 31, 2010 was generally derived from advisory fees, which are typically based on the market value of our AUM, which can be affected by adverse changes in interest rates, foreign currency exchange and equity prices. Accordingly, a decline in the prices of securities would cause our revenue and income to decline, due to a decrease in the value of the assets we manage. In addition, such a decline could cause our clients to withdraw their funds in favor of investments offering higher returns or lower risk, which would cause our revenue and income to decline further.

We are also subject to market risk due to a decline in the value of the holdings of our consolidated subsidiaries, which consist primarily of marketable securities and investments in mutual funds. At December 31, 2010, the fair value of these assets was $0.8 million and $2.5 million, respectively. Assuming a 10% increase or decrease, the fair value would increase or decrease by $0.1 million and $0.3 million, respectively, at December 31, 2010.

Interest Rate Risk

Since the Company does not have any debt that bears interest at a variable rate, it does not have any direct exposure to interest rate risk at December 31, 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and notes thereto begin on page F-1 of this Annual Report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures.

During the course of their review of our consolidated financial statements as of December 31, 2010, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles. There are inherent limitations in the effectiveness of any internal controls, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on the assessment using those criteria, management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report and have issued an audit report on our internal control over financial reporting. This report appears on page F-3 of this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

There was no information that we were required to disclose in a current report on Form 8-K during the fourth quarter of fiscal 2010 that was not so disclosed.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table provides certain information relating to our directors and executive officers. All of our executive officers were appointed to their positions effective June 2007, with the exceptions of Richard S. Pzena, who was appointed in May 2007, Gregory S. Martin, who was appointed in May 2009, and Antonio DeSpirito, III and Michael D. Peterson who were appointed in February 2011. Our executive officers are subject to re-appointment by our Board of Directors on an annual basis. All of our directors were first appointed to their positions effective October 2007, other than Richard S. Pzena, who was appointed in May 2007, and Ronald W. Tysoe, who was appointed in December 2008.

Name	Age	Position
Richard S. Pzena	52	Chairman, Chief Executive Officer, Co-Chief Investment Officer
John P. Goetz	53	President, Co-Chief Investment Officer
William L. Lipsey	52	President, Marketing and Client Service
Gregory S. Martin	39	Chief Financial Officer
Antonio DeSpirito, III	42	Executive Vice President
Michael D. Peterson	46	Executive Vice President
Steven M. Galbraith	48	Director
Joel M. Greenblatt	53	Director
Richard P. Meyerowich	68	Director
Ronald W. Tysoe	57	Director

Richard S. Pzena is our Chairman, Chief Executive Officer and Co-Chief Investment Officer. Prior to forming Pzena Investment Management, LLC in 1995, Mr. Pzena was the Director of U.S. Equity Investments and Chief Research Officer for Sanford C. Bernstein & Company. Mr. Pzena joined Sanford C. Bernstein & Company in 1986 as an oil industry analyst and was named to the Institutional Investor All America Research Team from 1988 to 1990. During 1990 and 1991, Mr. Pzena served as Chief Investment Officer, Small Cap Equities, and assumed his broader domestic equity role in 1991. Prior to joining Bernstein, Mr. Pzena worked for the Amoco Corporation in various financial and planning roles. He earned a B.S. summa cum laude and an M.B.A. from the Wharton School of the University of Pennsylvania in 1979 and 1980, respectively.

John P. Goetz is our President, Co-Chief Investment Officer. Mr. Goetz joined us in 1996 as Director of Research and has been Co-Chief Investment Officer since 2005. Previously, Mr. Goetz held a range of key positions at Amoco Corporation for over 14 years, most recently as the Global Business Manager for Amoco's $1 billion polypropylene business, where he had bottom-line responsibility for operations and development worldwide. Prior positions at Amoco included strategic planning, joint venture investments and project financing in various oil and chemical businesses. Prior to joining Amoco, Mr. Goetz had been employed by The Northern Trust Company and Bank of America. He earned a B.A. summa cum laude in Mathematics and Economics from Wheaton College in 1979 and an M.B.A. from the Kellogg School at Northwestern University in 1982.

William L. Lipsey is our President, Marketing and Client Service. Before joining Pzena Investment Management in 1997, Mr. Lipsey was an Investment Advisory Consultant and a Senior Vice President at Oppenheimer & Company, Inc. Prior to joining Oppenheimer, Mr. Lipsey's career included positions at Morgan Stanley, Kidder Peabody and Hewitt Associates. At Morgan Stanley and Kidder Peabody, Mr. Lipsey managed assets for institutional and private clients. He earned a B.S. in Economics from the Wharton School of the University of Pennsylvania in 1980 and an M.B.A. in Finance from the University of Chicago in 1986.

Gregory S. Martin is our Chief Financial Officer. Mr. Martin was appointed our Chief Financial Officer in May 2009. He previously served as Director of Finance and Accounting. Prior to joining Pzena Investment Management in 2005, Mr. Martin served as Director of Finance at DoubleClick Inc. from 2000 to 2005. Prior to this, Mr. Martin worked as a manager in the Global Capital Markets practice of PricewaterhouseCoopers, LLP. Mr. Martin received his B.A. from Bucknell University in 1993 and an M.B.A. from Cornell University in 1997. Mr. Martin is a Certified Public Accountant.

Antonio DeSpirito, III is our Executive Vice President. Mr. DeSpirito was appointed Executive Vice President in February 2011. He is also a Portfolio Manager of our Large Cap Value and Value Service strategies. Prior to joining Pzena Investment Management in 1996, Mr. DeSpirito was an Associate in the Corporate Department of Ropes & Gray LLP. He earned a B.S. summa cum laude from the Wharton School of the University of Pennsylvania in 1990 and a J.D. magna cum laude from Harvard Law School in 1993.

Michael D. Peterson is our Executive Vice President. Mr. Peterson was appointed Executive Vice President in February 2011. He is also a Portfolio Manager of our Global Value, EAFE Diversified Value, EAFE Value, Global Diversified Value, and European Value strategies. Prior to joining Pzena Investment Management in 1998, Mr. Peterson was an Engagement Manager at McKinsey & Company. At McKinsey, he was a member of the Financial Institutions Group, as well as the Pricing Practice. Prior to joining McKinsey, he was an Assistant Professor at the Indiana University School of Public and Environmental Affairs, where he taught operations research and operations management. He holds a PhD in Management (Operations Research) from the M.I.T. Sloan School of Management, where he was a National Science Foundation fellow from 1989 to 1992. Prior to that, he received a M.A. in Mathematics from the University of Cambridge in 1988 and an A.B. summa cum laude in Economics from Princeton University.

Steven M. Galbraith currently serves as a member of our Board of Directors. Mr. Galbraith has been a partner of Maverick Capital, an investment management firm at which he has portfolio management responsibilities, since January 2004. Prior to joining Maverick Capital, Mr. Galbraith served as Chief Investment Officer and Chief U.S. Investment Strategist at Morgan Stanley from June 2000 to December 2003. Prior to joining Morgan Stanley, he was a partner at Sanford Bernstein, where he was an analyst in the packaged foods sector and the securities industry. Mr. Galbraith was also an employee of our operating company from June 1998 to March 1999. Mr. Galbraith is an Adjunct Professor at Columbia University Business School where he teaches securities analysis. He also serves on the Board of Trustees for the National Constitution Center in Philadelphia. Mr. Galbraith received his B.A. summa cum laude from Tufts University, where he was elected to *Phi Beta Kappa*.

Joel M. Greenblatt currently serves as a member of our Board of Directors. Mr. Greenblatt has been a Managing Partner of Gotham Capital, a hedge fund that he founded, since 1985, and of Gotham Asset Management since 2002. Mr. Greenblatt is also the Managing Principal of Gotham Asset Management, LLC, a registered investment adviser (formerly known as Formula Investing, LLC). For the past eleven years, he has been an Adjunct Professor at Columbia University Business School, where he teaches Value and Special Situation Investing. Mr. Greenblatt is the former Chairman of the Board of Alliant Techsystems, a NYSE-listed aerospace and defense company. He is the chairman of Harlem Success Academy, a charter school in New York City. He is the author of two books, *You Can Be A Stock Market Genius* (Simon & Schuster, 1997) and *The Little Book That Beats The Market* (John Wiley & Sons, 2005). Mr. Greenblatt earned a B.S. and an M.B.A. from the Wharton School of the University of Pennsylvania in 1979 and 1980, respectively.

Richard P. Meyerowich currently serves as a member of our Board of Directors. Mr. Meyerowich worked in the New York office of Deloitte & Touche LLP from 1966 to 2005, including as a Senior Partner from 1978 to 2005. Mr. Meyerowich headed the National Investment Management Practice for over ten years and served as lead partner on major investment management entities, including

SEC-registered mutual funds, unit investment funds, hedge funds, investment partnerships, separate accounts of insurance companies and commodity pools. He served two terms on the Investment Companies Committee of the American Institute of Certified Public Accountants. From 2005 through 2009, he served as an external consultant for Deloitte & Touche on quality control and technical advice. Mr. Meyerowich earned a B.S. in Economics from Wagner College in 1965.

Ronald W. Tysoe currently serves as a member of our Board of Directors. Mr. Tysoe served as a senior advisor at Perella Weinberg Partners LP, a boutique investment banking firm in New York, from October 2006 through September 2007. Prior to that he was vice chairman, finance and real estate, of Federated Department Stores, Inc. (now Macy's, Inc.), a position he held since April of 1990. He served as Chief Financial Officer of Federated from 1990 to 1997, and served on the Federated board of directors from 1988 until May of 2005. Mr. Tysoe is a member of the board of directors of Cintas Corporation, a publicly-traded uniform rental and supply company, where he serves as chairman of the audit committee and a member of the corporate governance committee. He is also a member of the board of directors of Taubman Centers, Inc., a publicly-traded real estate investment trust, where he serves as a member of the audit committee and executive committee. Mr. Tysoe is a member of the board of directors of Scripps Networks Interactive, Inc., a publicly-traded media and broadcasting enterprise, where he serves as chairman of the audit committee and as a member of the compensation committee. He is also a member of the board of directors of Canadian Imperial Bank of Commerce, a publicly-traded commercial banking company, and serves as chairman of its audit committee and a member of the corporate governance committee. From 2007 to 2009, Mr. Tysoe was a member of the board of directors of Retail Opportunity Investment Corporation, a real estate investment trust. Mr. Tysoe also served as a member of the board of directors of Ohio Casualty Corporation, a property and casualty insurance company, from 2006 to 2007. Mr. Tysoe earned Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia in 1977 and 1978, respectively.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our Board of Directors currently consists of five directors. For the year ended December 31, 2010, we have determined that each of Messrs. Galbraith, Meyerowich and Tysoe is an "independent" director within the meaning of the applicable rules of the SEC and the NYSE. In 2011, based upon further consideration and examination of the applicable rules, our Board of Directors determined that Mr. Greenblatt is also an "independent" director.

Our bylaws provide that our Board of Directors will consist of five directors, or such number of directors as fixed by our Board of Directors from time to time. Our directors are elected for one-year terms and will continue to serve until the next annual meeting of stockholders or until such director's earlier death, resignation or removal.

Factors Involved In Selecting Directors

When considering whether the Board's directors have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively, in light of the Company's business and structure, the Nominating and Corporate Governance Committee focused on the information described in each of the Board members' biographical information set forth above. With regard to Mr. Pzena, the Nominating and Corporate Governance Committee considered his experience as founder and CEO of the Company, and his breadth of knowledge regarding all aspects of the business, including its strategies, operations, and markets, as well as his acute business judgment. With regard to Messrs. Galbraith and Greenblatt, the Nominating and Corporate Governance Committee considered their extensive investment management experience and their professional standing in the industry. With regard to Messrs. Tysoe and Greenblatt, the Nominating and Corporate

Governance Committee considered their prior and current Board experiences and governance skills. With regard to Messrs. Meyerowich and Tysoe, the Nominating and Corporate Governance Committee considered their expertise and background with regard to accounting matters, and their leadership roles at Deloitte & Touche LLP and Federated Department Stores, Inc., respectively, as well as their designations as Audit Committee financial experts.

Board Leadership Structure

The Nominating and Corporate Governance Committee is responsible for reviewing the leadership structure of our Board of Directors, and additionally reviewing the performance of the Chairman of the Board and Chief Executive Officer.

Since the inception of the Company in October 2007, as permitted by the Company's Corporate Governance Guidelines, the Chairman of the Board position has been held by Richard S. Pzena, the CEO of our operating company. The Nominating and Corporate Governance Committee has considered the issue of Mr. Pzena's combined role, and approved the continuation of this structure for the following reasons:

- The CEO is most familiar with the day to day operations of the Company.
- The CEO is in the best position to bring matters before our Board of Directors and serve as its Chairman.
- A combined CEO and Chairman role provides consistent leadership, stability and continuity for the Company.

The Board of Directors has additionally affirmed the combination of the CEO and Chairman roles for the reasons set forth above.

In accordance with our Corporate Governance guidelines, the Company has the option of alternating directors to lead executive sessions of the Board of Directors, or to select a lead independent director. To date, the Company's independent directors have not named a lead independent director to preside at all executive sessions of the non-management directors, but rather, has chosen to alternate directors to lead each of the executive sessions. Accordingly, the role of presiding director at each executive session of non-management directors is regularly rotated among Messrs. Galbraith, Meyerowich and Tysoe.

Board Oversight Role

Our Board of Directors has delegated the role of risk oversight to its Audit Committee pursuant to the Audit Committee's charter. Our Audit Committee continues to concentrate on determining the adequacy of the Company's risk-management programs.

The Company's approach to risk management includes a variety of internal procedures, test protocols and examinations, including the following:

- Sarbanes-Oxley annual testing and audit—covering internal controls and financial reporting;
- SAS-70 (Type 2) annual attestation—covering operational risks;
- Compliance policies and procedures, including annual risk-based testing;
- Ongoing compliance training; and
- Disaster recovery procedures and annual testing.

Issues of note resulting from any of the above-enumerated risk management items are brought to the attention of the Audit Committee, when appropriate.

In order to ensure ongoing coordination among its various risk management programs, during the first quarter of 2010, the Audit Committee approved, and the Board of Directors affirmed, the establishment of a Risk Management Committee of the operating company. The purpose of the Risk Management Committee, whose members include department heads or their delegates, is to identify business risks and evaluate the effectiveness of all risk mitigation activities. The Risk Management Committee commenced activities during the second quarter of 2010.

Board Committees

Although we qualify for the "controlled company" exemption from certain of the corporate governance rules of the NYSE, our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each consisting solely of independent directors, and our Board of Directors has adopted charters for its committees that comply with the NYSE and SEC rules relating to corporate governance matters. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our Chief Executive Officer and our Chief Financial Officer, and a Code of Ethics for Senior Financial Officers. Copies of the committee charters, as well as our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for Senior Financial Officers, are available on our website at *www.pzena.com.*

In order to communicate any concerns with our non-management directors, please send comments to the attention of our Corporate Secretary, Joan F. Berger, at our primary offices located at 120 West 45th Street, 20th Floor, New York, New York 10036. All appropriate correspondence will be forwarded to our non-management directors.

Audit Committee

Our Audit Committee assists our Board of Directors in its oversight of the integrity of our consolidated financial statements, our independent registered public accounting firm's qualifications and independence, and the performance of our independent registered public accounting firm.

Our Audit Committee's responsibilities include, among others:

- reviewing the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, if any, and tracking management's corrective action plans, where necessary;
- reviewing our financial statements, including any significant financial items and/or changes in accounting policies, and/or internal control, with our senior management and independent registered public accounting firm;
- reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and
- having the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance, and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Messrs. Galbraith, Meyerowich and Tysoe currently serve on the Audit Committee and Mr. Meyerowich serves as its chair. Our Board of Directors has determined that each of Messrs. Meyerowich and Tysoe is an "audit committee financial expert" as such term is defined in the rules and regulations of the SEC.

In addition to serving on our Audit Committee, Mr. Tysoe serves on the audit committees of four other public companies. Our Board of Directors has determined that such simultaneous service does not impair Mr. Tysoe's ability to effectively serve on our Audit Committee.

Compensation Committee

Our Compensation Committee assists our Board of Directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Our Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to our Board of Directors with respect to, the compensation of our executive officers;
- overseeing and administering, and making recommendations to our Board of Directors with respect to, our cash and equity incentive plans; and
- reviewing and making recommendations to the Board of Directors with respect to director compensation.

Messrs. Galbraith, Meyerowich and Tysoe currently serve on the Compensation Committee and Mr. Galbraith serves as its chair.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee assists our Board of Directors by:

- identifying and recommending to our Board of Directors individuals qualified to serve as directors of the Company and on committees of the Board of Directors;
- advising the Board of Directors on Board composition, procedures and committees;
- initiating and overseeing governance policies such as our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for Senior Financial Officers; and
- overseeing the evaluation of the Board and Company management.

As part of its responsibility to identify and recommend director nominees, our Nominating and Corporate Governance Committee is guided by the diversity considerations set forth in its charter, which state that it shall look at a variety of attributes in selecting candidates for nomination to our Board of Directors, including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, dedication, and lack of conflicts of interest. As part of its periodic self-assessment process, our Nominating and Corporate Governance Committee annually assesses the occupational and personal backgrounds of the members of our Board in order to determine if our Board of Directors, considered as a group, has a sufficient composite mix of experience, knowledge and abilities.

Messrs. Galbraith, Meyerowich and Tysoe currently serve on the Nominating and Corporate Governance Committee and Mr. Tysoe serves as its chair.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC and NYSE reports of ownership on Form 3 and changes in ownership (including changes in ownership of derivative securities representing the right to acquire our securities) on Forms 4 and 5. Such executive officers, directors and greater than 10% shareholders are required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based on a review of such reports, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and greater than 10% shareholders were complied with in respect of our fiscal year ended December 31, 2010.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors is responsible for determining executive officer compensation. The Compensation Committee, consisting of Messrs. Galbraith, Meyerowich and Tysoe, is comprised entirely of independent directors, as defined in the NYSE rules. Members of the Compensation Committee additionally qualify as "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

None of our executive officers serves as a member of the Board of Directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our Board of Directors or our Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth below, and based upon such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report. Each of Messrs. Galbraith, Meyerowich and Tysoe approved such inclusion in this report.

Compensation Discussion and Analysis

This section of the Annual Report summarizes the principles underlying our policies relating to our executive officers' compensation. It generally describes the manner and context in which compensation is earned by, and awarded to, our executive officers, and provides perspective on the tables and narratives that follow.

Philosophy and Objectives of Our Executive Compensation Program

Our compensation philosophy relies heavily on performance-based cash and equity compensation. The total compensation package is designed to reward past performance and encourage future contributions to achieving the Company's strategic goals and enhancing stockholder value.

We emphasize incentive compensation in our overall compensation package for our executive officers. Our long-term incentive program uses a combination of restricted stock, units and options.

Our compensation program for our executive officers is designed to meet the following objectives:

- attract and retain top-tier professionals within the investment management industry;
- link total compensation to individual, team and Company performance; and
- align executives' interests with those of the Company's stockholders.

Principal Components of Executive Compensation

We have established compensation practices that directly link compensation with our performance, as described below. These practices apply to all of our professionals, including our named executive officers. Ultimately, ownership in our Company is the primary tool that we use to attract and retain professionals, including the named executive officers. As of March 3, 2011, our employees held approximately 65.8% of the ownership interests in our operating company, the substantial majority of which is held by our CEO and our two Presidents, together with their estate planning vehicles.

We provide the following elements of compensation to our named executive officers:

(i) cash compensation, consisting of a base salary;

(ii) annual cash bonuses;

(iii) mandatory deferred compensation;

(iv) equity-based compensation and related distributions of earnings of our operating company; and

(v) perquisites.

The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between currently paid out and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. In order to attract and retain qualified personnel, all compensation and benefits packages, including those of our named executive officers, are generally compared against relevant industry and geographic peer groups. The Compensation Committee reviews summary compensation data by position for other asset managers, as compiled by McLagan Partners, a compensation specialist focusing on the asset management industry. The universe of companies in the McLagan Partners' analysis includes over 200 publicly traded asset managers and asset management subsidiaries of larger financial services firms with which we compete, among others. The Compensation Committee reviews McLagan Partners' data by position for the entire universe of companies on a summary basis, as well as data by position for certain subgroups on a summary basis, such as companies with assets under management similar to that of the Company, and a geographic location similar to that of the Company, rather than specific compensation data for individual competitors.

It is customary in the investment management industry to provide for base salaries and discretionary bonuses to be paid to executives upon whom the company relies for its success. Cash compensation in the form of a fixed base salary and discretionary cash bonuses constitutes only a portion of the compensation that we pay our named executive officers.

(i) *Base Salary.* Consistent with industry practice, the base salaries for our named executive officers generally account for a relatively small portion of their overall compensation. As further discussed below under "Executive Employment Agreements," Messrs. Pzena, Goetz and Lipsey each received a base salary for 2010 at the annual rate of $300,000. Mr. Martin also received a base salary for 2010 at the annual rate of $300,000. We have not entered into an employment contract with Mr. Martin.

(ii) *Cash Bonuses.* As further discussed below under "Executive Employment Agreements," each of Messrs. Pzena, Goetz and Lipsey may be paid a maximum annual bonus of $2,700,000 for 2010. In 2010, the Compensation Committee reviewed the performance targets that had been set for 2010 for the named executive officers as a group, which consisted of: (1) a series of performance goals relating to client net asset flows, by which zero net asset flows would be considered to be satisfactory performance, albeit not sufficient for the named executive officers who are subject to Executive Employment Agreements to receive the maximum bonus allowable under those agreements, and $2.0 billion in net asset inflows would be considered exceptional performance in the current market environment; and (2) a non-GAAP diluted earnings per share target of a minimum of $0.32, with $0.60 being higher than expected, and therefore outstanding performance. In 2010, the Company recorded $0.8 billion in net outflows and non-GAAP diluted earnings per share of $0.33. The Compensation Committee, therefore, determined that Mr. Pzena should receive a total cash bonus of $1,092,737, Mr. Goetz should receive a total cash bonus of $1,200,000, and Mr. Lipsey should receive a total cash bonus of $700,000 (in each case, subject to the Company's deferred compensation practices under the Pzena Investment Management, LLC Bonus Plan, which we refer to as the Bonus Plan, and which is described below in "Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Bonus Plan"). The Compensation Committee also determined that Mr. Martin should receive a total cash bonus of $206,673 for 2010 (which includes a deferred portion in the amount of $33,333, which vests over a two-year period), and additionally determined to award 5,175 Class B units to Mr. Martin, which are subject to vesting provisions. These units are discussed under "Equity Based Compensation and Distributions of Earnings of our Operating Company" below.

(iii) *Mandatory Deferred Compensation.* The purpose of the Bonus Plan is to enable us to attract, retain, motivate and reward highly qualified individuals who provide services to us by, among other things: (a) providing for grants of bonus compensation; and (b) providing that a portion of the bonus awards made to certain highly compensated individuals, including the named executive officers, shall be deferred on a mandatory basis and shall vest, and become payable, over a four-year period. These amounts are reflected in the "All Other Compensation" column of the "Summary Compensation Table" below.

(iv) *Equity Based Compensation and Distribution of Earnings of Our Operating Company.* We have awarded many of our employees, including our named executive officers, ownership interests in our operating company. Historically, the substantial majority of the remuneration that our CEO and two Presidents received from us consisted of cash distributions in proportion to their respective ownership interests of our operating company. Our CEO and two Presidents each have substantial ownership interests in our operating company. They receive distributions in respect of their membership units in the same amount, and at the same time as distributions are made on all other membership units, including Class A units, which creates an alignment of their interests with those of our Class A stockholders. The amounts of these distributions are not shown in the Summary Compensation Table below because they arise out of the named executive officer's ownership interest in our operating company. In the three years ended December 31, 2010, distributions in respect of membership units owned by each of the named executive officers, other than our Chief Financial Officer, constituted from 44.6% to 96.6% of the total income they received from us.

We adopted the PIM LLC 2006 Equity Incentive Plan, effective January 1, 2007, which permits the grant of a variety of equity awards relating to membership units of our operating company, including membership units and options to purchase membership units, which are both subject to vesting provisions. In 2010, 5,175 membership units, which are subject to vesting provisions, were granted to Mr. Martin (as further described below under "Grants of Plan-Based Awards"). All membership units granted under the PIM LLC 2006 Equity Incentive Plan were granted at the fair market value of the Company's Class A common stock on the date of grant, as determined by the Compensation Committee administering the plan.

As conditions allow, we intend to continue to award equity-based incentives under the PIM LLC 2006 Equity Incentive Plan as an incentive to encourage ownership in our operating company. See "Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Incentive Plans—PIM LLC 2006 Equity Incentive Plan."

(v) *Perquisites.* We offer each of our employees, including each of the named executive officers, our investment management services, if they place their funds with us, without charging any advisory fees typically associated with these services. This benefit is provided at no incremental cost to us.

Executive Employment Agreements

We determined that it was in the best interests of our stockholders and the owners of our operating company to enter into employment agreements with our CEO and two Presidents.

On October 30, 2007 we entered into employment agreements with each of Messrs. Pzena, Goetz and Lipsey. Pursuant to the terms of the individual employment agreements, (i) Mr. Pzena serves as our Chief Executive Officer, Co-Chief Investment Officer; (ii) Mr. Goetz serves as our President, Co-Chief Investment Officer; and (iii) Mr. Lipsey serves as our President, Marketing and Client Service. Under the terms of the employment agreements, each of Messrs. Pzena, Goetz and Lipsey served for an initial term of three years, ending October 30, 2010, subject to automatic, successive one-year extensions thereafter unless either party gives the other 60 days prior notice that the term will not be extended. On October 30, 2010, these agreements were automatically extended through October 30, 2011. Each agreement provides for: (i) an annual base salary of $300,000, and (ii) an annual bonus, the amount of which will be determined by our Compensation Committee, subject to a maximum annual bonus for each executive of $2,700,000. This compensation is subject to the provisions of our Bonus Plan, further described under Item 12 below. We have not entered into an employment agreement with Mr. Martin, our Chief Financial Officer.

The following is a description of certain restrictive covenants by which Messrs. Pzena, Goetz and Lipsey, as well as other employee members, have agreed to be bound.

Non-Competition

Pursuant to the terms of the amended and restated operating agreement of Pzena Investment Management, LLC, all employees who are members of Pzena Investment Management, LLC have agreed not to compete with us during the term of their employment with us. In addition, each of Messrs. Pzena, Goetz and Lipsey have agreed not to compete with us for a period of three years following the termination of his employment. Other employee members of Pzena Investment Management, LLC have agreed not to compete with us for a period of up to six months following the termination of his or her employment, if the employee member and his or her permitted transferees collectively hold at that time more than 1.0% of all the Class B units outstanding and if he or she continues to receive compensation during this non-competition period.

Non-Solicitation

Messrs. Pzena, Goetz and Lipsey have agreed not to solicit our clients or any other employees of Pzena Investment Management, LLC during the term of their employment and for three years thereafter. Other employee members of Pzena Investment Management, LLC are subject to similar non-solicitation provisions during the term of their employment and 18 months thereafter.

Forfeiture of Class B Units

Unless otherwise determined by our Board of Directors, in its sole discretion, or previously agreed to by the employee member, his or her permitted transferees and us:

- if an employee member (including our CEO and two Presidents) is terminated for cause, the employee member and any of his or her permitted transferees would forfeit all of his, her or their unvested Class B units, if any, and a number of vested Class B units that is equal to 75% of the number of vested Class B units collectively held by the employee member and his or her permitted transferees, in each case as of the date of the termination of his or her employment, and

- if our CEO or two Presidents breach any of the non-competition or non-solicitation covenants described above, then he and any of his permitted transferees would forfeit all of his, her or their unvested Class B units, if any, and an aggregate number of vested Class B units that is equal to 50% of the number of vested Class B units collectively held by him and his or her permitted transferees, in each case as of the earlier of the date of his breach or the termination of his employment.

Executive Compensation

The following table sets forth certain summary information concerning compensation provided by Pzena Investment Management, LLC during the fiscal years ended December 31, 2010, 2009 and 2008 to our Chief Executive Officer, our Chief Financial Officer, and our two other executive officers, whom we refer to collectively as the named executive officers. The amounts set forth under the Unit Awards and Option Awards columns are calculated in accordance with the rules of the SEC and may not reflect actual amounts received by the named executive officer.

Summary Compensation Table

Name and Principal Position	Year	Salary($)[1]	Bonus($)[2]	Unit Awards($)[3]	Option Awards($)[4]	All Other Compensation($)	Total($)
Richard S. Pzena,	2010	$300,000	$ 865,642	—	—	$227,095[5]	$1,392,737
Chief Executive Officer,	2009	253,837	1,136,085	—	—	376,614[5]	1,766,536
Co-Chief Investment Officer	2008	250,959	—	—	$352,000	34,500[6]	637,459
Gregory S. Martin	2010	300,000	173,340	$39,227	—	33,333[8]	545,900
Chief Financial Officer[7]	2009	260,623	150,000	—	98,700	—	509,323
John P. Goetz,	2010	300,000	930,000	—	—	270,000[5]	1,500,000
President, Co-Chief	2009	260,623	1,149,377	—	—	390,000[5]	1,800,000
Investment Officer	2008	252,656	—	—	352,000	34,500[6]	639,156
William L. Lipsey,	2010	300,000	600,000	—	—	100,000[5]	1,000,000
President, Marketing and	2009	260,623	1,149,377	—	—	390,000[5]	1,800,000
Client Service	2008	252,656	—	—	352,000	34,500[6]	639,156

(1) Amounts represent payments of salary made to the named executive officers pursuant to their respective employment agreements, with the exception of Mr. Martin, with whom we have not entered into an employment agreement. In 2009, each of Messrs. Pzena, Goetz and Lipsey voluntarily agreed to receive a base salary less than the amount provided for in their respective employment agreements.

(2) Amounts represent discretionary bonuses paid to the named executive officers.

(3) Amounts reflected represent the fair value of unit grants, on the date of grant, calculated in accordance with the *Stock Compensation Topic* of the FASB ASC. For a discussion of the assumptions utilized, see Note 13 to our consolidated financial statements beginning on page F-1 of this Annual Report.

(4) Amounts reflected represent the fair value of option grants, on the date of grant, calculated in accordance with the *Stock Compensation Topic* of the FASB ASC. For a discussion of the assumptions utilized, see Note 13 to our consolidated financial statements beginning on page F-1 of this Annual Report.

(5) On January 1, 2007, we instituted the Bonus Plan, pursuant to which employees whose cash compensation is in excess of $600,000 per year are required to defer a portion of their compensation in excess of this amount. Deferred amounts contributed by named executive officers may be credited to an investment account, take the form of phantom Class B units, or be invested in money market funds, at the employee's discretion. Amounts shown represent the cash compensation deferred. Pursuant to the plan, each deferred amount vests as follows: (i) 25% on the first anniversary; (ii) 50% on the second anniversary; (iii) 75% on the third anniversary; and (iv) 100% on the fourth anniversary, provided that the named executive officer continues in service with us.

(6) Represents a company contribution to our operating company's simplified employee pension for each named executive officer. This plan was terminated during 2009.

(7) Mr. Martin became our Chief Financial Officer in May 2009. He previously served as Director of Finance and Accounting.

(8) Reflects the grant of a cash-based award made to Mr. Martin. Of the $66,673 granted on December 20, 2010, $33,340 vested immediately, and $33,333 is deferred and will vest in two equal annual installments.

2010 Grants of Plan-Based Awards

The following table sets forth information concerning unit grants made in 2010 to our Chief Financial Officer. We did not make grants of plan-based awards to any of our other named executive officers.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock or Unit Awards ($)[(1)]
Gregory S. Martin	December 20, 2010	5,175[(2)]	$39,227

(1) Amounts reflected represent the fair value of unit grants, on the date of grant, calculated in accordance with the *Stock Compensation Topic* of the FASB ASC. For a discussion of the assumptions utilized, see Note 13 to our consolidated financial statements beginning on page F-1 of this Annual Report.

(2) Represents Class B units of our operating company awarded under the PIM LLC 2006 Equity Incentive Plan. The Class B units were granted on December 20, 2010 and vest in two installments, with the first installment of 2,588 units vesting on December 20, 2011 and the second installment of 2,587 units vesting on December 20, 2012. Although the Class B Units were granted pursuant to the PIM LLC 2006 Equity Incentive Plan, we do not consider these awards to have been made pursuant to an "equity incentive plan," as such term is defined in the rules of the SEC, since vesting of the Class B Units is not tied to our Company's or our stock's performance.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth information relating to unexercised options and unvested units held by any named executive officer as of December 31, 2010.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[(1)]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[(2)]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested($)
Richard S. Pzena	December 31, 2008	200,000	—	$4.22	December 31, 2018	—	—
Gregory S. Martin	December 31, 2008	10,000	—	4.22	December 31, 2018	—	—
Gregory S. Martin	December 21, 2009	20,000	10,000[(3)]	8.00	December 21, 2019	—	—
Gregory S. Martin	December 20, 2010	—	—	—	—	5,175[(4)]	$38,036[(5)]
John P. Goetz	December 31, 2008	200,000	—	4.22	December 31, 2018	—	—
William L. Lipsey	December 31, 2008	200,000	—	4.22	December 31, 2018	—	—

(1) Represents vested options to purchase Class B units of our operating company.

(2) Represents the fair market value of a Class B unit on the date of grant, as determined by the committee administering the PIM LLC 2006 Equity Incentive Plan.

(3) Represents options to purchase Class B units of our operating company which vest on December 21, 2011.

(4) Represents Class B units of our operating company awarded under the PIM LLC 2006 Equity Incentive Plan. The Class B units vest in two installments, with the first installment of 2,588 units vesting on December 20, 2011 and the second installment of 2,587 units vesting on December 20, 2012.

(5) Based on the NYSE closing price of $7.35 for the Company's Class A common stock on December 31, 2010.

2010 Non-Qualified Deferred Compensation

The following table sets forth information relating to non tax-qualified deferral of compensation by the named executive officers for the year ended December 31, 2010.

Name	Executive Contributions for Year Ended December 31, 2010 ($)[(1)(2)]	Aggregate Earnings for Year Ended December 31, 2010 ($)[(3)]	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Year Ended December 31, 2010($)[(4)]
Richard S. Pzena . .	$227,095	$191,649	$310,438	$779,824
John P. Goetz	270,000	197,560	294,880	819,655
William L. Lipsey .	100,000	99,826	211,126	541,493

(1) On January 1, 2007, we instituted the Bonus Plan, pursuant to which employees who earn in excess of $600,000 per year are required to defer a portion of their compensation in excess of this amount. Deferred amounts contributed by named executive officers may be credited to an investment account, take the form of phantom Class B units, or be invested in money market funds, at each named executive officer's discretion. See "Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Bonus Plan."

(2) All amounts reported in this column are included in the "All Other Compensation" column of the Summary Compensation Table above.

(3) Amounts reflect earnings on the total value of non-qualified deferred compensation.

(4) Includes amounts reported in previous years, less any losses experienced on such previous contributions.

Pension Benefits

As of December 31, 2010, none of the named executive officers was a participant in any defined benefit pension plan, whether tax-qualified or supplemental, which was maintained by us, our operating company, or any of its affiliates.

Termination or Change of Control

Neither we nor our operating company maintain any termination or change of control programs. However, the PIM LLC 2006 Equity Incentive Plan and the 2007 Equity Incentive Plan both provide that the Compensation Committee will have the discretion to accelerate the vesting of awards granted thereunder upon the occurrence of certain events, including a change of control of us. Also, pursuant to the tax receivable agreement, as further described in "Item 13—Certain Relationships and Related Transactions, and Director Independence—Tax Receivable Agreement," if certain change of control events were to occur, we would be obligated to make early termination payments to the parties to such tax receivable agreement (including the named executive officers). Furthermore, the Pzena Investment Management, Inc. Non-Employee Director Deferred Compensation Plan provides that each plan participant's account shall be distributed in shares of our Class A common stock immediately prior to a change in control of us, as further described in such plan.

2010 Non-Employee Director Compensation

The following table sets forth information concerning non-employee director compensation for the year ended December 31, 2010. It is our policy not to pay director compensation to directors who are also our employees.

Pursuant to the Pzena Investment Management, Inc. Nonemployee Director Deferred Compensation Plan, described below, each non-employee director was given the option to defer either all or a portion of his 2010 annual retainer of $70,000 in the form of deferred stock units, or "Phantom Stock." With respect to any non-deferred portion of the annual retainer, each non-employee director was given the option to receive either 100% in cash, 100% in shares of our Class A common stock, or 50% payable in cash and 50% in shares of our Class A common stock. In 2010, all non-employee directors elected to receive their 2010 annual retainers in deferred stock units.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[(1)]	Total ($)
Steven M. Galbraith	—	$70,000	$70,000
Joel M. Greenblatt	—	70,000	70,000
Richard P. Meyerowich	—	70,000	70,000
Ronald W. Tysoe	—	70,000	70,000

(1) On January 1, 2010, each non-employee director was awarded 8,599 deferred stock units, each of which is the economic equivalent of one share of our Class A common stock. We valued these deferred stock units at $8.14 each, the closing price of our Class A common stock on December 31, 2009. The shares of Phantom Stock become payable in a single distribution of shares of our Class A common stock, at such time as elected by the non-employee director when the deferral was made.

Pzena Investment Management, Inc. Non-Employee Director Deferred Compensation Plan

On July 21, 2009, we adopted the Pzena Investment Management, Inc. Nonemployee Director Deferred Compensation Plan, or the Director Plan. The Director Plan is an "unfunded" deferred compensation arrangement designed to attract and retain individuals to serve as non-employee directors of the Company by allowing such individuals to defer payment of all, or a portion, of their director fees into deferred stock units, the value of which is based on the value of shares of Class A common stock of the Company.

Administration. The Director Plan is administered by the Administrator, as defined in the Director Plan. The Compensation Committee of the Board serves as the Administrator. The Administrator may delegate such duties as it determines, in its discretion, to be necessary or desirable for the administration of the Director Plan.

Participation. Any Nonemployee Director may elect to have all or part of the compensation otherwise payable to the director deferred and paid at the time, and in the manner, prescribed in the Director Plan. A Nonemployee Director wishing to participate in the Director Plan shall make deferrals of compensation no later than December 31 of the Director Plan year immediately preceding the Director Plan year in respect of which such compensation may be earned. Deferrals may be denominated in an aggregate dollar amount, or as a percentage of compensation, and shall be allocated to an account. The Company shall establish a separate account on its books in the name of each participant. Notwithstanding the foregoing, the Administrator may allow a Nonemployee Director whose service on the Board begins during any Director Plan year to make a deferral election prior to, or within, 30 days after the commencement of such Nonemployee Director's service on the Board with respect to compensation to be earned following the date on which such election is made. Elections to defer compensation under the Director Plan shall be made on a year-to-year basis.

Distributions under the Director Plan shall be made in a single distribution of shares of our Class A common stock at such time as elected by the participant when the deferral was made. At the time the deferral election is made, a Nonemployee Director may elect to receive such participant's account upon the earlier to occur of: (i) the date of the participant's death; (ii) the date the participant becomes Disabled (as defined in Section 409A(a)(2)(C) of the Internal Revenue Code); (iii) the date of the participant's separation from service with the Company for any reason other than death; and (iv) a date specified by the participant, provided that the date is not less than five years following the end of the calendar year to which the deferral relates.

Notwithstanding any other provision of the Director Plan to the contrary, in the event of a separation from service during any Director Plan year, no compensation as yet unpaid with respect to such Director Plan year (or any future Director Plan year) may be deferred under the Director Plan.

Method of Deferral of Compensation. Compensation deferred under the Director Plan shall be deferred in the form of units equal to the number of shares of our Class A common stock hypothetically purchased with deferred compensation. Compensation deferred under the Director Plan for any Director Plan year shall be recorded on the first day of the Director Plan year, subject to forfeiture as set forth in the Director Plan. The number of units to be recorded with respect to each amount of deferred compensation allocated to the account shall be equal to: (i) in the case of compensation that otherwise would have been paid in cash, the quotient obtained by dividing the amount of deferred cash by the fair market value of one share of our Class A common stock on the first day of the Director Plan year with respect to which the deferred compensation relates, and (ii) in the case of compensation that otherwise would have been paid in shares of stock, the number of shares of our Class A common stock that would have been issued to the participant during such Director Plan year absent deferral under the Director Plan. The Administrator's determination of the value of a unit shall be binding on the Company and its successors, the participants and their beneficiaries.

In the event of a separation from service, any amount deferred under the Director Plan with respect to the calendar quarter in which occurs the effective date of such separation from service, and with respect to the remainder of the applicable Director Plan year (including any dividend equivalents credited thereto), shall be immediately cancelled and forfeited. On the last day of each calendar quarter, amounts deferred under the Director Plan on the first day of the applicable Director Plan year shall become nonforfeitable and shall be distributed in accordance with the terms of the Director Plan.

Additional units shall be credited to a participant's account as of each date on which cash dividends and/or special dividends and distributions are paid with respect to our Class A common stock (a "Dividend Date"), provided that at least one unit is credited to such participant's account as of the record date for such dividend or distribution. The number of units to be credited to a participant's account under the Director Plan as of any dividend date shall equal the quotient obtained by dividing: (i) the product of (a) the number of the units credited to such account on the record date for such dividend or distribution, and (b) the per share dividend (or distribution value) payable on such dividend date by (ii) the fair market value of a share of our Class A common stock as of such dividend date.

Once an election to defer compensation has become irrevocable, a participant may, with the prior consent of the Administrator, modify the time and form of payment of an amount previously deferred under the Director Plan, subject to the certain conditions set forth in the Director Plan.

Distribution of Deferred Compensation. The Company shall pay to the participant (or the participant's beneficiary or estate, as applicable) the non-forfeitable balance credited to such participant's account in a single distribution of shares on the first date of the calendar month following the date or event specified for such distribution by the participant. Distributions shall be made in the form of shares of our Class A common stock.

Notwithstanding any other provision of the Director Plan to the contrary, the Administrator in its sole discretion may at any time authorize the distribution of shares of our Class A common stock of part or all of the participant's account to such participant prior to the time such amount would otherwise be payable pursuant to the provisions of the Director Plan, in any case where the Administrator determines that the participant has proved an unforeseeable emergency, as defined under Section 409A(a)(2)(B)(ii) of the Internal Revenue Code.

Notwithstanding anything in the Director Plan to the contrary, each participant's account shall be distributed in shares of our Class A common stock, immediately prior to a change in control, subject to the actual occurrence of the change in control, provided that the event constituting such change in control constitutes a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation, in either case, within the meaning of Section 409A of the Internal Revenue Code.

Notwithstanding anything in the Director Plan to the contrary, to the extent necessary to avoid the application of an accelerated or additional tax under Section 409A of the Internal Revenue Code, amounts that would otherwise be payable pursuant to the Director Plan during the six-month period immediately following the participant's separation from service shall instead be paid on the first business day after the date that is six months following the participant's separation from service (or upon the participant's death, if earlier).

The Company intends the following with respect to this Director Plan: (i) that participants will not recognize gross income as a result of participation in the Director Plan unless and until and then only to the extent that distributions are received; (ii) that the Director Plan shall be an "unfunded" plan for purposes of the Employee Retirement Income Security Act of 1974, as amended; and (iii) the design and administration of the Director Plan should comply with the requirements of Section 409A of the Internal Revenue Code. Notwithstanding the foregoing, no Nonemployee Director, participant, former participant, beneficiary or any other person shall have any recourse against the Company, the Administrator or any of their affiliates, employees, agents, successors, assigns or other representatives if any of those conditions are determined not to be satisfied.

The number of units allocated to accounts shall be adjusted by the Administrator, as it deems appropriate, in the event that the Administrator shall determine that any dividend or other distribution (whether in the form of cash, stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the units such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Director Plan.

The right of any participant to receive future distributions under the Director Plan shall be an unsecured claim against the general assets of the Company

Termination and Amendment Of The Director Plan. The Director Plan shall remain in effect until such time as it is terminated by the Company in accordance with the terms of the Director Plan and applicable law. No participant nor the Administrator shall have the power to terminate the Director Plan except as provided in Section 409A of the Internal Revenue Code. Upon termination of the Director Plan, all accounts shall be paid in shares of our Class A common stock to each participant or, if applicable, such participant's beneficiary or estate. The Company shall use its commercially reasonable best efforts to comply with the provisions of Section 409A of the Internal Revenue Code with respect to termination of the Director Plan in order to ensure that amounts payable in connection with termination of the Director Plan shall not be subject to tax under Section 409A of the Internal Revenue Code. The Director Plan may be amended from time to time by the Administrator, provided that no amendment of the Director Plan shall have a material adverse effect on any participant's account under the Director Plan without the prior written consent of such participant.

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ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock by the following persons as of March 3, 2011 (except as otherwise noted):

- each of our named executive officers;
- each of our directors;
- all of our directors and executive officers as a group; and
- each person or group of affiliated persons known to us to beneficially own more than 5% of our Class A common stock or Class B common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants held by that person that are exercisable within 60 days of March 3, 2011 are considered to be outstanding. However, the numbers in the percent of combined voting power column do not give effect to any options or warrants held by the persons listed in the table. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws, where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The address for those individuals for which an address is not otherwise indicated is: c/o Pzena Investment Management, Inc., 120 West 45th Street, New York, New York 10036.

	Class A Shares Beneficially Owned(1)		Class B Shares Beneficially Owned(1)		
Name of Beneficial Owner	Number of Shares	Percent(2)	Number of Shares	Percent(3)	Percent Combined Voting Power(1)
Richard S. Pzena	106	*	24,928,620(4)(5)	45.0	43.3
Gregory S. Martin	—	—	52,500(6)	*	*
John P. Goetz	—	—	6,351,755(4)(7)	11.5	10.8
William L. Lipsey	—	—	5,737,910(4)(8)	10.4	9.7
Steven M. Galbraith	41,582(9)	*	—	—	*
Joel M. Greenblatt	40,582(9)	*	247,708(10)	*	*
Richard P. Meyerowich	40,582(9)	*	—	—	*
Ronald W. Tysoe	34,710(9)	*	—	—	*
All executive officers and directors as a group (8 persons)	157,562(11)	0.9	37,318,493(12)	66.8	64.3(13)
Cacti Asset Management, LLC(14) 6355 Peachtree Road, Suite 101 Atlanta, GA 30319	872,843	9.3	—	—	*
Kinetics Asset Management, Inc.(15) 470 Park Avenue South, 4th Floor New York, NY 10016	761,187	8.1	—	—	*

Name of Beneficial Owner	Class A Shares Beneficially Owned[1]		Class B Shares Beneficially Owned[1]		Percent Combined Voting Power[1]
	Number of Shares	Percent[2]	Number of Shares	Percent[3]	
Keeley Asset Management Corp.[16] . . 401 South Lasalle Street Chicago, IL 60605	729,000	7.8	—	—	*

* Less than 1%

(1) Each share of our Class A common stock is entitled to one vote per share and each share of our Class B common stock is entitled to five votes per share, for so long as the number of shares of our Class B common stock outstanding constitutes at least 20% of the total number of shares of our common stock outstanding.

(2) Based on 9,367,659 shares of Class A common stock outstanding as of March 3, 2011.

(3) Based on 55,204,610 shares of Class B common stock outstanding as of March 3, 2011.

(4) Includes options to purchase 200,000 membership units in our operating company that are currently exercisable and which, upon exercise, will entitle the named executive officer to the same number of shares of our Class B common stock.

(5) Includes 6,258,600 shares of our Class B common stock directly held by certain trusts established by Mr. Pzena for estate planning purposes. Mr. Pzena may be deemed to beneficially own the shares of our Class B common stock that are directly held by these trusts because, pursuant to the terms of the applicable trust agreements, he may be considered to share dispositive power over securities held by these trusts, along with their respective trustees. Mr. Pzena disclaims beneficial ownership of the shares of Class B common stock held by these trusts.

(6) Includes options to purchase 30,000 membership units in our operating company that are currently exercisable and which, upon exercise, will entitle Mr. Martin to the same number of shares of our Class B common stock.

(7) Includes 708,970 shares of Class B common stock held directly by estate planning vehicles established by the executive officer for the benefit of his family members. The executive officer disclaims beneficial ownership of all shares of Class B common stock directly held by the applicable vehicle.

(8) Includes 1,281,250 shares of Class B common stock held directly by estate planning vehicles established by the executive officer for the benefit of his family members. The executive officer disclaims beneficial ownership of all shares of Class B common stock directly held by the applicable vehicle.

(9) Includes 18,122 shares of Phantom Stock, each share of which is the economic equivalent of one share of our Class A common stock. The shares of Phantom Stock become payable in a single distribution of an equal number of shares of Class A common stock at such time as elected by each non-employee director at the time such deferral was elected pursuant to Section 3.4 of the Director Plan.

(10) Includes 82,200 shares of Class B common stock held directly by family members of Mr. Greenblatt. Mr. Greenblatt disclaims beneficial ownership of all shares of Class B common stock directly held by his family members.

(11) Includes an aggregate of 72,488 shares of Phantom Stock, the terms of which are described in footnote (9) above.

(12) Includes options to purchase an aggregate of 630,000 membership units in our operating company that are currently exercisable and which, upon exercise, will entitled the holders to purchase the same number of shares of our Class B common stock. As indicated in the foregoing footnotes, also includes shares of Class B common stock held by estate planning vehicles and family members of the executive officers and directors as to which beneficial ownership is disclaimed.

(13) Excludes 72,488 shares of Phantom Stock, the terms of which are described in footnote (9) above.

(14) The number of shares owned is based on information included in the Form 13G/A filed by Cacti Asset Management, LLC, and its related persons and entities, with the SEC on January 3, 2011. According to the Form 13G/A, Cacti Asset Management, LLC has sole dispositive power over 872,843 shares of our Class A common stock, shared dispositive power over zero shares of our Class A common stock, sole voting power of over 872,843 shares of our Class A common stock and shared voting power over zero shares of our Class A common stock.

(15) The number of shares owned is based on information included in the Form 13G filed by Kinetics Asset Management, Inc. ("Kinetics"), with the SEC on November 24, 2009. The Form 13F filed by Kinetics on February 10, 2011 indicates that it holds 487,556 shares (5.2%) of our Class A common stock as of December 31, 2010. According to the Form 13G filed on November 24, 2009, Kinetics has sole dispositive power over 761,187 shares of our Class A common stock, shared dispositive power over zero shares of our Class A common stock, sole voting power of over 761,187 shares of our Class A common stock and shared voting power over zero shares of our Class A common stock.

(16) The number of shares owned is based on information included in the Form 13G/A filed by Keeley Asset Management Corp., and its related persons, with the SEC on February 7, 2011. According to the Form 13G/A, Keeley Asset Management Corp. has sole dispositive power over 729,000 shares of our Class A common stock, shared dispositive power over zero shares of our Class A common stock, sole voting power of over 729,000 shares of our Class A common stock and shared voting power over zero shares of our Class A common stock.

Equity Compensation Plan Information

The table below sets forth certain information as of December 31, 2010, the last day of the fiscal year, for: (i) all equity compensation plans previously approved by our stockholders; and (ii) all equity compensation plans not previously approved by our stockholders.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders			
Pzena Investment Management, LLC 2006 Equity Incentive Plan	3,650,283	$7.30	6,082,494[(1)(2)]
Pzena Investment Management, Inc. 2007 Equity Incentive Plan	961,750	8.00	6,010,846[(3)]
Pzena Investment Management, LLC Amended and Restated Bonus Plan	—	—	6,082,494[(1)]
Equity Compensation Plans Not Approved By Security Holders[(4)]	—	—	—
Total	4,612,033	7.45	12,093,340

(1) Represents the total number of remaining securities, as of December 31, 2010, which may be collectively granted under the PIM LLC 2006 Equity Incentive Plan and the Bonus Plan.

(2) Net of 381,219 Class B units of our operating company also outstanding under the PIM LLC 2006 Equity Incentive Plan.

(3) Net of 87,062 shares of Class A common stock also outstanding under the 2007 Equity Incentive Plan.

(4) All equity compensation plans have been approved by security holders.

Equity Incentive Plans

PIM LLC 2006 Equity Incentive Plan

The Pzena Investment Management, LLC 2006 Equity Incentive Plan, or the PIM LLC 2006 Equity Incentive Plan, became effective on January 1, 2007, and was amended and restated as of October 30, 2007. The following is a description of the material terms of the PIM LLC 2006 Equity Incentive Plan. The full text of the PIM LLC 2006 Equity Incentive Plan has been filed as an exhibit to our quarterly report on Form 10-Q filed with the SEC on December 5, 2007. The PIM LLC 2006 Equity Incentive Plan is a source of equity-based awards to our employees, consultants and other service providers of incentive Class B unit options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified Class B unit options, restricted Class B units and other grants of Class B units.

Administration. The Compensation Committee of our Board of Directors administers the PIM LLC 2006 Equity Incentive Plan. The Compensation Committee may delegate its authority to grant awards under the PIM LLC 2006 Equity Incentive Plan in whole, or in part, as it determines, including to a subcommittee consisting solely of at least two non-employee directors within the meaning of Rule 16b-3 of the Exchange Act, and, to the extent required by Section 162(m) of the Internal Revenue Code, "outside directors" within the meaning thereof. The Compensation Committee determines who will receive awards under the PIM LLC 2006 Equity Incentive Plan, as well as the form of the awards, the number of units underlying the awards, and the terms and conditions of the awards, consistent with the terms of the PIM LLC 2006 Equity Incentive Plan. The Compensation Committee has full authority to interpret and administer the PIM LLC 2006 Equity Incentive Plan, which determinations will be final and binding on all parties concerned.

Units Subject to the PIM LLC 2006 Equity Incentive Plan. The total number of Class B units that may be issued under the PIM LLC 2006 Equity Incentive Plan is 10,113,996, with 6,082,494 remaining at December 31, 2010, subject to adjustment upon the occurrence of certain events, as described below.

We will make available the number of shares of our Class A common stock necessary to satisfy the maximum number of Class B units that may be issued under the PIM LLC 2006 Equity Incentive Plan. The Class B units underlying any award granted under the PIM LLC 2006 Equity Incentive Plan that expires, terminates or is cancelled or satisfied for any reason without being settled in Class B units will again become available for awards under the PIM LLC 2006 Equity Incentive Plan.

Unit Options. The Compensation Committee may award non-qualified or incentive unit options under the PIM LLC 2006 Equity Incentive Plan. Options granted under the PIM LLC 2006 Equity Incentive Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee at the time of grant, but an option will generally not be exercisable for a period of more than ten years after it is granted.

The exercise price per Class B unit for any options awarded will not be less than the fair market value of the Class B unit on the day the option is granted. To the extent permitted by the Compensation Committee, the exercise price of an option may be paid in cash or its equivalent, Class B units having a fair market value equal to the aggregate option exercise price, partially in cash and partially in Class B units, or through the delivery of irrevocable instructions to a broker to sell shares of our Class A common stock issuable upon the exchange of the Class B unit acquired upon exercise of the option and to deliver promptly to us an amount from the proceeds of the sale equal to the aggregate option exercise price.

Other Unit-Based Awards. The Compensation Committee, in its sole discretion, may grant Class B units and awards that are valued in whole, or in part, by reference to, or are otherwise based on the fair market value of, Class B units. Any of these other Class B unit-based awards may be in such form, and depend on the conditions imposed by the Compensation Committee, including, without limitation, the right to receive, or vest with respect to, one or more units (or the equivalent cash value of such units) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The Compensation Committee may, in its discretion, determine whether other Class B unit-based awards may be payable in cash, Class B units, or a combination thereof.

LTIP Units. In the future, we may choose to amend the operating agreement of Pzena Investment Management, LLC to provide for a new class of membership interests that are designed to provide long term incentives to their recipients, or LTIP units, and that may, upon the occurrence of certain events, or the recipient's achievement of certain goals, convert into Class B units. To the extent provided for, LTIP Units, whether or not vested, would entitle the participant to receive, currently, or on a deferred or contingent basis, distributions or distribution equivalent payments with respect to the number of Class B units corresponding to the LTIP unit, or other distributions from our operating company, and may be structured as "profits interests," "capital interests" or other types of interests for federal income tax purposes. If provided for in the operating agreement of our operating company, the Compensation Committee may award LTIP units as free-standing awards, or in tandem with other awards under the PIM LLC 2006 Equity Incentive Plan. LTIP units would be subject to such conditions and restrictions as the Compensation Committee may determine, including, but not limited to, the conversion ratio, if any, for LTIP units. In addition, the Compensation Committee may provide that distributions in respect of LTIP units are deemed to be reinvested in additional Class B units or LTIP units.

Adjustments Upon Certain Events. In the event of any change in the outstanding number of membership units of Pzena Investment Management, LLC, by reason of any unit dividend or split, any reorganization, recapitalization, merger, consolidation, spin-off or combination, any distribution to holders of units other than cash dividends, or any other transaction similar to any of the foregoing, the Compensation Committee, or its appointed delegate, in its sole discretion, and without liability to any person, may make such substitution or adjustment, if any, as it deems to be equitable, as to: (i) the number or kind of Class B units, or other securities issued or reserved for issuance pursuant to the PIM LLC 2006 Equity Incentive Plan, or pursuant to outstanding awards; (ii) the option price; and/or (iii) any other affected terms of such awards.

Transferability. Unless otherwise determined by the Compensation Committee, no award granted under the plan will be transferable or assignable by the award recipient.

Amendment and Termination. We may amend or terminate the PIM LLC 2006 Equity Incentive Plan, but no amendment or termination will be made: (i) without the approval of our stockholders, if such action would, except as permitted in order to adjust the shares as described above under the section "—Adjustments Upon Certain Events," increase the total number of shares reserved for the purposes of the PIM LLC 2006 Equity Incentive Plan, or increase the maximum number of shares that may be issued hereunder, or change the maximum number of shares for which awards may be granted to any participant; or (ii) without the consent of a participant, if such action would diminish any of the rights of the participant under any award theretofore granted to such participant under the PIM LLC 2006 Equity Incentive Plan; provided, however, that the Compensation Committee may amend the PIM LLC 2006 Equity Incentive Plan, and/or any outstanding awards, in such manner as it deems necessary to permit the PIM LLC 2006 Equity Incentive Plan, and/or any outstanding awards, to satisfy requirements of the Internal Revenue Code, or other applicable laws.

2007 Equity Incentive Plan

On October 24, 2007, we adopted the Pzena Investment Management, Inc. 2007 Equity Incentive Plan, or the 2007 Equity Incentive Plan, which provides for the issuance of awards relating to our Class A common stock to directors, officers and other employees, consultants and advisers who are providing services to us and our subsidiaries.

Our 2007 Equity Incentive Plan is administered by our Compensation Committee, which has the authority, among other things, to determine who will be granted awards, and all of the terms and conditions of such awards. The Compensation Committee is authorized to determine the extent to which an award may be settled, cancelled, forfeited or surrendered, to interpret our 2007 Equity Incentive Plan and any awards granted under our 2007 Equity Incentive Plan, and to make all other determinations necessary or advisable for the administration of our 2007 Equity Incentive Plan. Where the vesting or payment of an award under our 2007 Equity Incentive Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor the Board of Directors has the authority under our 2007 Equity Incentive Plan to take any action that: (i) would lower the exercise, base or purchase price of any award granted thereunder; (ii) amend the limits on individual participation thereunder; (iii) amend the number of shares available for awards thereunder; or (iv) amend the provisions with respect to the administration of our 2007 Equity Incentive Plan, without, in any case, first obtaining the approval of our stockholders.

At our 2009 Annual Meeting of Stockholders, our stockholders approved a proposal to increase the total number of shares available under the 2007 Equity Incentive Plan to 7,059,658 shares, with 6,010,846 remaining at December 31, 2010. Shares issued under our 2007 Equity Incentive Plan may be authorized but unissued shares, or treasury shares. If any shares subject to an award granted under our 2007 Equity Incentive Plan are forfeited, cancelled, exchanged or surrendered, or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award, those shares will again be available for awards under the plan. Upon the exercise of any award granted under our 2007 Equity Incentive Plan in tandem with any other award, the related award will be cancelled to the extent of the number of shares as to which the award is exercised, and such shares will not again be available for awards under the plan. In the event that the Compensation Committee determines that any corporate event, such as a dividend or other distribution, recapitalization, stock split, reorganization, merger, spin-off, or the like, affects our Class A common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the Compensation Committee will make those adjustments as it deems necessary or appropriate to any or all of: (i) the number and kind of shares or other property that may thereafter be issued in connection with future awards; (ii) the number and kind of shares or other property that may be issued under outstanding awards; (iii) the exercise price or purchase price of any outstanding award; (iv) the performance goals applicable to outstanding awards; and (v) the individual share limitations applicable to awards granted under our 2007 Equity Incentive Plan.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, or an increase or decrease in the particular criterion, and may be applied to us or one of our subsidiaries. The Compensation Committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, or in response to changes in laws or regulations. Where an award under our 2007 Equity Incentive Plan is made subject to a performance goal, no compensation may be paid under such award unless and until the Compensation Committee certifies that the goal has been attained.

The terms and conditions of awards of restricted stock and restricted stock units granted under our 2007 Equity Incentive Plan will be determined by the Compensation Committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our Class A common stock, or its equivalent value in cash, in the discretion of the Compensation Committee. These awards will be subject to restrictions on transferability, which will lapse under those circumstances that the Compensation Committee may determine, which may include the attainment of one or more performance goals. The Compensation Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

Our 2007 Equity Incentive Plan also provides for other equity-based and other cash-based awards, the form and terms of which will be as determined by the Compensation Committee, consistent with the purposes of the plan. The vesting, value or payment of one of these awards may be made subject to the attainment of one or more performance goals. The types of awards that may be granted may include, without limitations, stock options and stock bonuses.

The Compensation Committee has the authority under our 2007 Equity Incentive Plan to establish such procedures and programs that it deems appropriate to provide participants with the ability to defer the receipt of cash, common stock or other property payable with respect to awards granted under the plan.

Unless earlier terminated, our 2007 Equity Incentive Plan will expire on the tenth anniversary of its effective date. Our Board of Directors or the Compensation Committee may, at any time, amend, suspend or terminate our 2007 Equity Incentive Plan, in whole or in part. No amendment that requires stockholder approval in order for our 2007 Equity Incentive Plan to continue to comply with Section 162(m) of the Internal Revenue Code, or any other applicable law, will be effective unless the approval is obtained. The Compensation Committee may amend, suspend or terminate an outstanding award, in whole or in part. However, no amendment or termination of our 2007 Equity Incentive Plan, or amendment of any award, will affect adversely the rights of any participant who has an outstanding award under the plan without the participant's consent.

On October 30, 2007, we filed a Form S-8 with the SEC to register 640,379 shares of our Class A common stock that may be issued under the 2007 Equity Incentive Plan. On November 25, 2009, we filed a Form S-8 with the SEC to register an additional 6,419,279 shares of our Class A common stock pursuant to the amendment to the 2007 Equity Incentive Plan adopted by our shareholders on May 19, 2009.

Bonus Plan

The Pzena Investment Management, LLC Amended and Restated Bonus Plan, or the Bonus Plan, became effective on January 1, 2007, was amended and restated as of October 30, 2007, and was further amended as of October 21, 2008.

Purpose. The purpose of the Bonus Plan is to enable us to attract, retain, motivate and reward highly qualified individuals to provide services to us by:

- providing for grants of bonus compensation to eligible employees and members of our operating company;
- providing that a portion of the bonus awards made to certain highly compensated individuals will be deferred on a mandatory basis under the Bonus Plan, and will vest, and become payable, over a four-year period; and
- permitting members of Pzena Investment Management, LLC to elect to receive a portion of their bonus compensation that is mandatorily deferred in the form of restricted phantom Class B units of Pzena Investment Management, LLC, or to invest it in certain of our investment strategies.

Administration. The Bonus Plan is administered by the Compensation Committee of our Board of Directors. The Compensation Committee may delegate its authority under the Bonus Plan to a subcommittee of the Compensation Committee.

Eligibility; Awards. No later than the last day of a fiscal year, the Compensation Committee will designate, from among our employees and the members of Pzena Investment Management, LLC who provide personal services to us, those individuals eligible for a bonus award for such fiscal year, or an eligible individual, and will determine and specify for each eligible individual the amount of the bonus award that will be awarded to such eligible individual for such fiscal year. In designating the eligible individuals for a fiscal year and in determining the amount of the bonus awards to be granted, the Compensation Committee will take into account any subjective or objective factors that it may, in its sole discretion, deem relevant, including, without limitation, the performance of the eligible individual, the business unit to which the eligible individual provides services, or our firm as a whole. The Compensation Committee may designate as an eligible individual an employee of us, or a member of Pzena Investment Management, LLC who terminates his association with us during a fiscal year. Unless deferred under a provision of the Bonus Plan, a bonus award under the Bonus Plan will be paid to the participant in one lump sum in cash in the calendar year following the fiscal year in which it was earned, but no later than March 15th of such calendar year.

Mandatory Cash Deferral of Restricted Amounts. Each eligible individual who is allocated a bonus award for a fiscal year, and whose cash compensation for such fiscal year (including such bonus award) exceeds $600,000, must defer a portion of their compensation, which we refer to as the restricted amount. The restricted amount is 25% of the amount of the eligible individual's compensation for the fiscal year that exceeds $600,000; plus an additional 15% of the amount of the eligible individual's compensation for the fiscal year that exceeds $1,200,000. Each eligible individual who is a member of Pzena Investment Management, LLC, and who is entitled to receive a restricted amount in any fiscal year, may elect to have the restricted amount credited to an account in his or her name, to receive the restricted amount in the form of restricted phantom Class B units, or a combination thereof. Each eligible individual who is not a member of Pzena Investment Management, LLC, and who is entitled to receive a restricted amount in any fiscal year, will have the entire restricted amount credited to an account in his name.

Payment of Awards. A participant will become vested in the portion of his account related to each bonus earned according to the following schedule: (i) 25% on the first anniversary; (ii) 50% on the second anniversary; (iii) 75% on the third anniversary; and (iv) 100% on the fourth anniversary; provided the participant continues in service with us. A participant will also become fully vested in his entire account, and the restriction period applicable to his restricted phantom Class B units will lapse, if he dies while in service, his service is terminated by us without cause, or he voluntarily terminates his service with good reason. Additionally, a participant who voluntarily terminates his service with us and who has, as of the time of such termination, provided services to us for a continuous period of no less than ten years, will continue to vest in his entire account, and in any restricted phantom units for which the restriction period has not lapsed, provided that he does not, on or before an applicable vesting date, compete with us, solicit our employees or clients, or disclose our confidential information. A participant's restricted phantom Class B units will be settled within 30 days of vesting. Except as provided in this paragraph, the unvested portion of his account and any unvested restricted phantom membership units will be forfeited and/or cancelled upon termination of the participant's employment.

In addition, in the sole discretion of the Compensation Committee, a participant may be entitled to distribution equivalents with respect to restricted phantom Class B units, calculated as follows. On each date that a cash distribution is paid while the restricted phantom Class B are outstanding, a participant's account will be credited with an amount of cash equal to the aggregate dollar amount of the cash distribution that would have been paid had the restricted phantom Class B units been issued as Class B units. The distribution equivalents will be subject to the same terms and conditions applicable to the related restricted phantom Class B units, including, without limitation, provisions related to vesting and payment. Alternatively, in lieu of the account credit described above, a participant's account may, in the sole discretion of the Compensation Committee and to the extent the participant is credited with distribution equivalents, be credited with an additional number of restricted phantom Class B units equal to the number of whole units (valued at fair market value on such date) that could be purchased on such date with the aggregate dollar amount of the cash distribution that would have been paid on the restricted phantom Class B units had they been issued as Class B units. The additional restricted phantom Class B units credited to a participant's account will be subject to the same terms and conditions applicable to the restricted phantom Class B units originally awarded to the participant, including, without limitation, for purposes of vesting and crediting of additional distribution equivalents.

Amendment and Termination of Plan. The Compensation Committee may at any time amend, suspend, discontinue or terminate the Bonus Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Amended and Restated Operating Agreement of Pzena Investment Management, LLC

The operations of Pzena Investment Management, LLC, and the rights and obligations of its members, are set forth in the operating company's amended and restated operating agreement, the material terms of which are described below.

Governance

We serve as the sole managing member of the operating company. As such, we control its business and affairs and are responsible for the management of its business. We also have the power to delegate certain of our management responsibilities to an executive committee of our operating company, which currently consists of our Chief Executive Officer, Mr. Pzena, each of our Presidents, Messrs. Goetz and Lipsey, and each of our Executive Vice Presidents, Messrs. DeSpirito and Peterson.

Issuances and Transfers of Units; Voting and Economic Rights of Members

The operating company may issue Class A units and Class B units. Class A units may only be issued to us, as the sole managing member, and are non-transferable. Class B units may only be issued to persons or entities to which we agree to issue membership units in exchange for cash or other consideration, including the services of the operating company's employees. Class B units may only be transferred to permitted transferees, subject to such conditions as we may specify. A holder of Class B units may not transfer any Class B units to any person unless he or she transfers an equal number of shares of our Class B common stock to the same transferee.

Holders of Class B units have no voting rights, except for the right to approve amendments to the amended and restated operating agreement that adversely affect the rights of the holders of Class B units, and to approve certain material corporate transactions. See "—Amendments" and "—Material Corporate Transactions," below.

Each Class A unit and Class B unit entitles holders to the same economic rights. Net profits and net losses of the operating company are allocated, and distributions by the operating company are made, to members pro rata in accordance with the number of membership units they hold (whether or not vested). The operating company makes distributions to members for the purpose of funding their tax obligations in respect of the portion of the operating company's taxable income that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the operating company allocable per membership unit multiplied by an assumed tax rate equal to the highest combined U.S. federal, state and local tax rate applicable to any member (taking into account the deductibility of state and local taxes for U.S. federal income tax purposes). However, our operating company may not make any distributions to its members if doing so would violate any agreement to which it is then a party, or any law then applicable to it, have the effect of rendering it insolvent, or result in it having net capital lower than that required by applicable law.

Coordination of Pzena Investment Management, Inc. and Pzena Investment Management, LLC

Whenever we issue a share of our Class A common stock for cash, we will either contribute the net proceeds to the operating company in exchange for one Class A unit or purchase one Class B unit from a Class B member in exchange for such net proceeds (which Class B unit will be automatically converted into a Class A unit). Whenever we issue a share of our Class A common stock pursuant to our 2007 Equity Incentive Plan, we will contribute all of the proceeds from such issuance (if any) to the operating company, which will issue us a Class A unit with the same restrictions, if any, attached to such Class A common stock. In the event that we issue other classes or series of our equity securities, the operating company will issue, and Class B units (if any) transferred to us by its members in exchange for our newly issued equity securities will be automatically converted into, an equal amount of equity securities of the operating company with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we redeem any shares of our Class A common stock (or our equity securities of other classes or series) for cash, the operating company will, immediately prior to our redemption, redeem an equal number of Class A units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are redeemed.

The operating company may also, from time to time, issue such other classes or series of membership units having such relative rights, powers and duties and interests in profits, losses, allocations and distributions of the operating company as may be designated by us.

As managing member, we have agreed not to conduct any business other than the management and ownership of Pzena Investment Management, LLC and its subsidiaries, or own any other assets (other than on a temporary basis), although we may incur indebtedness and may take other actions if we determine in good faith that such indebtedness or other actions are in the best interest of Pzena Investment Management, LLC. In addition, membership units of Pzena Investment Management, LLC, as well as our common stock, will be subject to equivalent stock splits, dividends and reclassifications.

Material Corporate Transactions

In the event that Pzena Investment Management, LLC proposes to engage in a material corporate transaction, including a merger, consolidation, dissolution or sale of substantially all of its assets, we, in our capacity as the managing member, along with a majority in interest of the holders of the Class B units, have the power and authority to approve such a transaction. In addition, in the event that we, in our capacity as the managing member, along with a majority in interest of the holders of the Class B units, determine that all (or any portion) of the Class A units and Class B units, should be sold to a third party purchaser, we have the right to compel the holders of Class B units to sell all or the same portion of their Class B units to this third party purchaser.

Exchange Rights

Pursuant to the amended and restated operating agreement, each vested Class B unit is exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described below. On February 17, 2009, the SEC declared effective our shelf registration statement on Form S-3, in which we registered 57,937,910 shares of our Class A common stock for issuance upon the exchange of an equivalent number of vested Class B units of the operating company. On February 14, 2011, we filed a Form S-3 registration statement, which has not yet been declared effective, in order to register the issuance of up to an additional 4,098,774 shares of our Class A common stock upon the exchange by the holders of the equivalent number of Class B units.

Initial Managing Principals. Each year, in the period beginning on the first effective date of the Form S-3 registration statement described below under "—Resale and Registration Rights Agreement," which we refer to as the shelf registration statement, and ending on the date of the termination of employment with us of an Initial Managing Principal, an Initial Managing Principal (each of Richard S. Pzena, John P. Goetz and William L. Lipsey), and his permitted transferees may collectively exchange up to the number of vested Class B units that equals 15% of all Class B units they collectively hold as of the first day of that year, in accordance with the timing restrictions described below under "—Resale and Registration Rights Agreement." For the three-year period following the Initial Managing Principal's termination, the Initial Managing Principal and his permitted transferees may not exchange any of their Class B units. Thereafter, they may exchange the remainder of their Class B units when they vest, subject to the same timing restrictions.

Other Employee Members. Each year, in the period beginning on the first effective date of the shelf registration statement and ending on the date of termination of employment of an employee member other than our Initial Managing Principals, he or she and his or her permitted transferees, may collectively exchange up to the number of vested Class B units that equals 15% of all Class B units they collectively hold as of the first day of that year, in accordance with the timing restrictions described below under "—Resale and Registration Rights Agreement." For the one-year period following the employee's termination, the employee and his or her permitted transferees may not exchange any of their Class B units. Within the following six months, they may exchange vested Class B units so long as, except as may be agreed by us, the employee retains a number of vested Class B units equal to at least 25% of the number of vested Class B units collectively held by the employee and his or her permitted transferees on the date of the termination of employment with us, subject to the same timing restrictions. Thereafter, they may exchange the remainder of their Class B units when they vest, subject to the same timing restrictions.

Non-Employee Members. Each year, in the period beginning on the first effective date of the shelf registration statement and ending on the third anniversary of our initial public offering, the non-employee members of our operating company may exchange up to 15% of the Class B units they hold as of the first day of that year, in accordance with the timing restrictions described below under "—Resale and Registration Rights Agreement." Thereafter, these non-employee members may exchange the remainder of their Class B units, subject to the same timing restrictions.

Exceptions. If the amount of income taxes that employee members are required to pay due to the grant or vesting of their Class B units, the exercise of their options to acquire Class B units and/or the exchange of their Class B units for shares of our Class A common stock (whether or not they are employees at the time that the tax payment obligation arises) exceeds the net proceeds they would receive upon the sale of all shares of our Class A common stock issued to them in exchange for 15% of the Class B units that they hold as of the first day of the year with respect to which the tax is payable, then they are entitled to exchange an amount of vested Class B units, and resell an equivalent amount of shares of our Class A common stock issued upon exchange, such that the net proceeds from the sale of this amount of shares would enable them to pay all such taxes due. In addition, we may allow holders of Class B units to make exchanges in amounts exceeding those described above at any time following the effective date of the shelf registration statement, which determination may be withheld, delayed, or granted on such terms and conditions as the Board may determine, in its sole discretion.

Restrictive Covenants

Non-Competition. All employees who are members of the operating company have agreed not to compete with us during the term of their employment with us. In addition, each of the Initial Managing Principals has agreed not to compete with us for a period of three years following the termination of his employment. The other employee members have agreed not to compete with us for a period of up to six months following the termination of his or her employment, if the employee member and his or her permitted transferees collectively hold at that time more than 1% of all the Class B units outstanding and if he or she continues to receive compensation during this non-competition period.

Non-Solicitation. The Initial Managing Principals have agreed not to solicit our clients or any other employees of Pzena Investment Management, LLC during the term of their employment and three years thereafter. Other employee members will be subject to similar non-solicitation provisions during the term of their employment and 18 months thereafter.

Confidential Information. All employee members have agreed to protect the confidential information of Pzena Investment Management, LLC. This covenant will survive the termination of their employment.

Forfeiture of Class B Units

Unless otherwise determined by our Board of Directors, in its sole discretion, or previously agreed to by the employee member, his or her permitted transferees and us:

- if an employee member is terminated for cause, the employee member (and, to the extent of any Class B units transferred after our initial public offering, his or her permitted transferees) would forfeit all of his, her or their unvested Class B units, if any, and a number of vested Class B units that is equal to 75% of the number of vested Class B units collectively held by the employee member and his or her permitted transferees, in each case as of the date of the termination of his or her employment;
- if an Initial Managing Principal breaches any of the non-competition or non-solicitation covenants described above, the Initial Managing Principal (and, to the extent of any Class B units transferred after our initial public offering, his or her permitted transferees) would forfeit all of his, her or their unvested Class B units, if any, and an aggregate number of vested Class B units that is equal to 50% of the number of vested Class B units collectively held by the Initial Managing Principal and his or her permitted transferees, in each case as of the earlier of the date of his or her breach or the termination of his or her employment; and
- if an employee member (other than an Initial Managing Principal) breaches any of the non-competition or non-solicitation covenants described above, the employee member (and, to the extent of any Class B units transferred after our initial public offering, his or her permitted transferees) would forfeit all of his, her or their unvested Class B units, if any, and a number of vested Class B units that is equal to 25% of the number of vested Class B units collectively held by the employee member and his or her permitted transferees, in each case as of the earlier of the date of his or her breach or the termination of his or her employment.

Indemnification and Exculpation

To the extent permitted by applicable law, Pzena Investment Management, LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct, or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of Pzena Investment Management, LLC, will not be liable to Pzena Investment Management, LLC, its members, or their affiliates, for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct, or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Amendments

The amended and restated operating agreement of Pzena Investment Management, LLC may be amended with the consent of the managing member and a majority in interest of the holders of Class B units, provided that the managing member may, without the consent of any Class B member, make certain amendments that, generally, are not expected to adversely affect Class B members.

Notwithstanding the foregoing, no amendment may

- materially and adversely affect the rights of a Class B member in a manner that discriminates against that Class B member vis-à-vis other Class B members, or increase the capital contributions obligations of a Class B member, without the consent of the affected Class B member;

- modify or amend the non-competition, non-solicitation, confidentiality, or vesting and forfeiture provisions in a manner that is adverse to an employee member without either the employee member's consent, or the approval of two-thirds in interest of the Class B members, so long as each adversely affected employee member receives at least 60 days prior notice thereof; or
- modify or amend any provision of the agreement requiring approval of any specified group or sub-group of Class B members without obtaining the approval of that specified group or sub-group.

Tax Receivable Agreement

On October 30, 2007, we entered into a tax receivable agreement with each holder of Class B units of Pzena Investment Management, LLC outstanding on that date. The terms of this agreement also apply to Class B units that have been or may be issued after such date to existing or new Class B members of the operating company. If applicable, any such new Class B members will become parties to this agreement.

This agreement requires us to pay holders of Class B units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as discussed below) as a result of the increases in tax basis described above, and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments thereunder. Cash savings in income tax are computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase in our share of the tax basis of the tangible and intangible assets of Pzena Investment Management, LLC.

On October 27, 2008, we entered into a Limited Waiver to Tax Receivable Agreement with Milestone Associates, L.L.C., a limited liability company of which Mr. Greenblatt, a director of our Company, is the managing member. Pursuant to the Limited Waiver to Tax Receivable Agreement, our obligation to make the required payments (as described above) to Milestone Associates for taxable years 2008 and 2009 under the Tax Receivable Agreement was waived. The amount waived by Milestone Associates for taxable year 2008 was $1.3 million and for taxable year 2009 was $0.8 million.

Resale and Registration Rights Agreement

On October 30, 2007, we entered into a resale and registration rights agreement with each holder of Class B units of Pzena Investment Management, LLC outstanding on that date. The terms of this agreement also apply to Class B units that have been or may be issued after such date to existing or new Class B members of the operating company. If applicable, any such new Class B members will become parties to this agreement.

Pursuant to this agreement, any shares of Class A common stock issued upon exchange of Class B units will be eligible for resale pursuant to a registration statement on Form S-3, or the shelf registration statement, subject to the resale timing and manner limitations described below.

On February 17, 2009, the SEC declared effective our shelf registration statement on Form S-3, in which we registered 57,937,910 shares of our Class A common stock, issuable upon the exchange of an equivalent number of Class B units of the operating company. On February 14, 2011, we filed a Form S-3 registration statement, which has not yet been declared effective, in order to register the issuance of up to an additional 4,098,774 shares of our Class A common stock upon the exchange by the holders of the equivalent number of Class B units.

From the first effective date of the initial shelf registration statement until the fourth anniversary of the consummation of our initial public offering, holders of Class B units, subject to the exchange timing and volume limitations described above under "—Amended and Restated Operating Agreement of Pzena Investment Management, LLC—Exchange Rights," will only be able to sell the shares of Class A common stock issued upon exchange in the timing and manner determined by us. We are required to provide for at least one exchange date in each twelve-month period from the effective date of this shelf registration statement until the fourth anniversary of our initial public offering, pursuant to which holders of Class A common stock issued upon exchange of vested Class B units can resell such shares of Class A common stock. However, if we fail to provide an exchange date and manner of resale by the end of any such twelve-month period, each holder of Class B units who is then eligible to exchange Class B units, may exercise its exchange right and resell the shares issued upon exchange in any manner of sale permitted under the registration statement, or otherwise available to the holder. Thereafter, holders of Class B units will be able to exchange their Class B units for shares of our Class A common stock, subject to the exchange timing and volume limitations described above, and will be permitted to sell their shares in any manner, but only at times determined by us, in our sole discretion.

We have agreed to indemnify the holders of Class B units against any losses or damages resulting from any untrue statement, or omission of material fact, in any registration statement or prospectus pursuant to which they may sell the shares of our Class A common stock that they receive upon exchange of their Class B units, unless such liability arose from the selling stockholder's misstatement or omission, and the holders have agreed to indemnify us against all losses caused by their misstatements or omissions. We will pay certain expenses incident to our performance under the registration rights agreement, and the selling stockholders will pay certain other expenses, in addition to their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares of Class A common stock pursuant to the registration rights agreement.

Stockholders' Agreement Among Class B Stockholders

On October 30, 2007, we entered into a stockholders' agreement with each holder of Class B common stock outstanding on that date. The terms of this agreement also apply to shares of Class B common stock that have been or may be issued after such date to existing or new Class B members of the operating company. If applicable, any such new Class B common stockholders will become parties to this agreement.

Pursuant to this agreement, each of the Class B common stockholders agreed to vote all their shares of Class B common stock together on any matter submitted to our common stockholders for a vote. Prior to any vote of our common stockholders, this agreement provides for a separate, preliminary vote of the shares of Class B common stock on each matter upon which a vote of all common stockholders is proposed to be taken. In this preliminary vote, the participating Class B common stockholders may vote all of the shares of Class B common stock then owned by them in the manner that each may determine in his, her or its sole discretion. Each Class B common stockholder must then vote all of their shares of Class B common stock in accordance with the vote of the majority of the shares of Class B common stock present (in person or by proxy) and voting in this preliminary vote. In order to give effect to these voting provisions, each of these Class B common stockholders granted Mr. Pzena an irrevocable proxy to vote all their shares of Class B common stock in accordance with the vote of this majority in any vote of our common stockholders. In addition, each holder of shares of Class B common stock has agreed that:

- the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Class B units to the same person; and
- in the event the holder transfers any Class B units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

This agreement may only be amended with the consent of the holders of a majority of the shares of Class B common stock that are party to the agreement.

Other Related Party Transactions

Set forth below is a description of certain other transactions between Pzena Investment Management, LLC and certain of our directors, executive officers and beneficial owners of more than 5% of our voting securities, or their respective family members.

Senior Subordinated Notes

On October 28, 2008, our operating company entered into Amendment No. 3 (the "Amendment") to the Credit Agreement, dated July 23, 2007 (the "Credit Agreement"), among the operating company, as borrower, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto. Pursuant to the Amendment, the Credit Agreement was amended and restated in full. Conditions precedent to the execution of the Amendment included, among others, the repayment by the operating company of $25,000,000 of the $47,000,000 principal amount outstanding under the Credit Agreement as of October 28, 2008.

In order to partially fund the $25,000,000 repayment required by the lenders, the three independent members of our Board of Directors, the members of our Audit Committee, and the members of our Nominating and Corporate Governance Committee, each consisting of Messrs. Galbraith and Meyerowich, and our former director, Mr. Ullman, approved the issuance of an aggregate of $16,000,000 principal amount of senior subordinated notes (collectively, the "Notes") to the following persons and entities (collectively, the "Note Holders"):

(i) The Michele Pzena Family Trust, The Daniel Pzena Family Trust, The Aaron Pzena Family Trust, and The Eric Pzena Family Trust, in each case created under the Richard Pzena Descendants Trust dated November 4, 2005, with various trustees ($1,250,000 principal amount by each such trust), which was established by Mr. Pzena, a director, our chief executive officer and a significant shareholder;

(ii) The Pzena Family 1996 Irrevocable Trust between Richard S. Pzena and Wendy M. Pzena dated December 30, 1996 ($5,000,000 principal amount), which was established by Mr. Pzena, a director, our chief executive officer and a significant shareholder, and his wife;

(iii) Milestone Associates, L.L.C. ($5,000,000 principal amount), a limited liability company of which Mr. Greenblatt, a director of our Company, is the managing member; and

(iv) Amelia Jones Feinberg ($1,000,000 principal amount).

The Notes were issued on October 28, 2008. Each of the Notes was unsecured, had a ten year maturity and bore interest at 6.30% per annum. The provisions of the Notes included a restricted payments covenant, a prohibition on incurring indebtedness which was not subordinated to the Notes, and events of default based on failure to make payments, bankruptcy, change of control, and acceleration of material indebtedness. In addition, the Notes were subordinated to the repayment in full of the loans under the Credit Agreement.

On December 31, 2009, we repaid the notes to Milestone Associates, L.L.C. ($5,000,000 principal amount) and Amelia Jones Feinberg ($1,000,000 principal amount), along with all accrued interest due to said Note Holders through such date.

On June 30, 2010, we repaid the notes to The Michele Pzena Family Trust, The Daniel Pzena Family Trust, The Aaron Pzena Family Trust, and The Eric Pzena Family Trust ($1,250,000 principal amount by each such trust), as well as The Pzena Family 1996 Irrevocable Trust ($5,000,000 principal amount), along with all accrued interest due to said Note Holders through such date.

Other Related Party Transactions

Our operating company manages the personal funds of many of its employees, including our CEO and two Presidents, pursuant to investment management agreements in which it has waived its regular advisory fees. In addition, it manages the personal funds of some of its employees' family members at reduced advisory fee rates. In 2010, the aggregate value of the fees that we waived was approximately $193,663 with respect to accounts beneficially owned by a private fund in which certain of our executive officers invest.

Related Person Transaction Policy

We have adopted a policy regarding the approval of any transaction, or series of transactions, in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a "related person" (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is required to be disclosed under Item 404(a) of Regulation S-K in which we were, or are to be, a participant, and the amount involved exceeds $120,000, and in which any related person had, or will have, a direct or indirect material interest) and all material facts about the transaction. The General Counsel will then assess and promptly communicate that information to the Audit Committee of our Board of Directors. Based on its consideration of all of the relevant facts and circumstances, the Audit Committee will decide whether or not to approve such transaction, and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the Audit Committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

Director Independence

Although we qualify for the "controlled company" exemption from certain of the corporate governance rules of the NYSE, our corporate governance guidelines mandate that our Board shall be comprised of a majority of directors who qualify as independent directors under the corporate governance rules of the NYSE. In addition, pursuant to the charters of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each director of these committees must be an independent director, as such term is defined in the corporate governance rules of the NYSE.

Under the NYSE corporate governance rules, a director is deemed independent if the director has no disqualifying relationship as defined in the NYSE corporate governance rules, and if the Board of Directors has affirmatively determined that the director has no material relationship with the Company, either directly or as a partner, stockholder, officer or employee of an organization that has a relationship with the Company.

For the year ended December 31, 2010, the Board of Directors determined that Messrs. Galbraith, Meyerowich and Tysoe are each "independent" for purposes of NYSE corporate governance rules. In 2011, based upon further consideration and examination of the applicable rules, our Board of Directors determined that Mr. Greenblatt is also an "independent" director.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered to us by Ernst & Young LLP for the years ended December 31, 2010 and 2009 were as follows:

	For the Year Ended December 31,	
	2010	2009
	(in thousands)	
Audit Fees	$ 806	$ 812
Tax Fees	38	35
Other Fees	51	54
Total	$ 895	$ 901

Audit fees for 2010 and 2009 were for professional services rendered for the audits of the consolidated financial statements of the Company and its subsidiaries, professional services rendered for quarterly reviews of the consolidated financial statements of the Company and its subsidiaries, and the audits of the Company's affiliated funds.

Tax fees for 2010 and 2009 were for reviews of the Company's tax returns.

Other fees for 2010 and 2009 related to other attestation services over the Company's investment performance.

Pre-Approval Policy

The charter of our Audit Committee provides that the Audit Committee shall appoint our independent auditors and shall review and approve, in advance, our independent auditors' annual engagement letter, including the proposed fees contained therein, as well as all audit and all permitted non-audit engagements and relationships between us and our independent auditors. The charter of the Audit Committee further provides that audit and permitted non-audit services may be approved in advance: (i) by the Audit Committee, or by one or more members of the Audit Committee designated by the Audit Committee; or (ii) based on policies and procedures adopted by the Audit Committee, provided that (a) the policies and procedures are detailed as to the particular service, (b) the Audit Committee is informed of each service on a timely basis, (c) such policies and procedures do not include delegation of the Audit Committee's responsibilities to management, and (d) such policies and procedures are disclosed in our annual reports. To date, the Audit Committee has not adopted any policies and procedures relating to the pre-approval of audit and permitted non-audit services.

Notwithstanding the foregoing requirement of the charter of the Audit Committee that audit and permitted non-audit services must be approved in advance, the charter of the Audit Committee provides that pre-approval is not necessary for minor non-audit services if: (i) the aggregate amount of all such non-audit services provided to us constitutes not more than 5% of the total revenues paid by us to our auditors during the fiscal year in which the non-audit services are provided; (ii) such services were not recognized by us at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee. We refer to the foregoing as the "De Minimus Exception." None of the services listed above for 2010 and 2009 were approved pursuant to the De Minimus Exception.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

2. Financial Statement Schedules

There are no Financial Statement Schedules filed as part of this Annual Report, since the required information is included in our consolidated financial statements and in the notes thereto.

3. Exhibit List

The Company has incorporated by reference herein certain exhibits as specified below pursuant to Rule 12b-32 of the Exchange Act. If specific material facts exist which contradict the representations and warranties contained in the documents filed or incorporated by reference in this Annual Report, corrective disclosure has been provided.

Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K, and the Company's other public filings, which are available without charge through the SEC's website at *http://www.sec.gov*, as well as through the Company's website at *www.pzena.com*.

Exhibit	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Pzena Investment Management, Inc., effective as of October 30, 2007(1)
3.2	Amended and Restated Bylaws of Pzena Investment Management, Inc., effective as of October 30, 2007(1)
4.1	Form of Pzena Investment Management, Inc. Class A Common Stock Certificate(2)
4.2	Form of Exchange Rights of Class B Members(2)
4.3	Resale and Registration Rights Agreement, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and the Holders named on the signature pages thereto(1)
4.4	Class B Stockholders' Agreement, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and the Class B Stockholders named on the signature pages thereto(1)

Exhibit	Description of Exhibit
10.1	Amended and Restated Operating Agreement of Pzena Investment Management, LLC, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and the Class B Members named on the signature pages thereto(1)
10.2	Tax Receivable Agreement, dated as of October 30, 2007, by and among Pzena Investment Management, Inc., Pzena Investment Management, LLC and the Continuing Members and Exiting Members named on the signature pages thereto(1)
10.3	Pzena Investment Management, LLC Amended and Restated 2006 Equity Incentive Plan(1)
10.4	Pzena Investment Management, LLC Amended and Restated Bonus Plan, as amended, dated as of October 21, 2008(3)
10.5	Pzena Investment Management, Inc. 2007 Equity Incentive Plan, as amended, dated as of May 19, 2009(4)
10.6	Lease, dated as of February 4, 2003, between Magnolia Associates, Ltd. and Pzena Investment Management, LLC, and the amendments thereto dated as of March 31, 2005 and October 31, 2006(5)
10.7	Executive Employment Agreement for Richard S. Pzena, dated as of October 30, 2007, by and among Pzena Investment Management, Inc., Pzena Investment Management, LLC and Richard S. Pzena(1)
10.8	Executive Employment Agreement for John P. Goetz, dated as of October 30, 2007, by and among Pzena Investment Management, Inc., Pzena Investment Management, LLC and John P. Goetz(1)
10.9	Amended and Restated Executive Employment Agreement for William L. Lipsey, dated as of October 30, 2007, by and among Pzena Investment Management, Inc., Pzena Investment Management, LLC and William L. Lipsey(1)
10.10	Amendment to Amended and Restated Executive Employment Agreement for A. Rama Krishna, dated as of October 30, 2007, by and among Pzena Investment Management, Inc., Pzena Investment Management, LLC and A. Rama Krishna, as amended, dated as of October 8, 2009(6)
10.11	Indemnification Agreement for Richard S. Pzena, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and Richard S. Pzena(1)
10.12	Indemnification Agreement for Steven M. Galbraith, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and Steven M. Galbraith(1)
10.13	Indemnification Agreement for Joel M. Greenblatt, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and Joel M. Greenblatt(1)
10.14	Indemnification Agreement for Richard P. Meyerowich, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and Richard P. Meyerowich(1)
10.15	Indemnification Agreement for Myron E. Ullman, III, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and Myron E. Ullman, III(1)
10.16	Indemnification Agreement for Ronald W. Tysoe, dated as of December 11, 2008, by and among Pzena Investment Management, Inc. and Ronald W. Tysoe(7)
10.17	Pzena Investment Management, Inc. Non-Employee Director Deferred Compensation Plan, dated as of July 21, 2009(8)

Exhibit	Description of Exhibit
10.18	Amendment, effective March 24, 2010, to Amended and Restated Operating Agreement of Pzena Investment Management, LLC, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. as the Managing Member of Pzena Investment Management, LLC and those Class B members whose signatures are affixed thereto(9)
14.1	Code of Business Conduct and Ethics, effective as of October 25, 2007, amended as of January 16, 2009(10)
14.2	Code of Ethics for Senior Financial Officers(10)
21.1	List of Subsidiaries of Pzena Investment Management, Inc. (filed herewith)
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) (filed herewith)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(1) Previously filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2007 (SEC File No. 001-33761).

(2) Previously filed as an exhibit to Amendment No. 4 of the Registration Statement on Form S-1 (No. 333-143660) of Pzena Investment Management, Inc., which was filed with the Securities and Exchange Commission on October 22, 2007.

(3) Previously filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008 (SEC File No. 001-33761).

(4) Previously filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2009 (SEC File No. 001-33761).

(5) Previously filed as an exhibit to Amendment No. 1 of the Registration Statement on Form S-1 (No. 333-143660) of Pzena Investment Management, Inc., which was filed with the Securities and Exchange Commission on July 10, 2007.

(6) Previously filed as an exhibit to the Company's annual report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2010 (SEC File No. 001-33761).

(7) Previously filed as an exhibit to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008 (SEC File No. 001-33761).

(8) Previously filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009 (SEC File No. 001-33761).

(9) Previously filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010 (SEC File No. 001-33761).

(10) Previously filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009 (SEC File No. 001-33761).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Pzena Investment Management, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2011

Pzena Investment Management, Inc.

By: /s/ RICHARD S. PZENA

Name: Richard S. Pzena
Title: Chief Executive Officer

Each person whose signature appears below constitutes and appoints Gregory S. Martin and Joan F. Berger, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to effectuate the intent and purpose of this paragraph, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Pzena Investment Management, Inc. and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ RICHARD S. PZENA Richard S. Pzena	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 11, 2011
/s/ GREGORY S. MARTIN Gregory S. Martin	Chief Financial Officer (principal financial and accounting officer)	March 11, 2011
/s/ STEVEN M. GALBRAITH Steven M. Galbraith	Director	March 11, 2011
/s/ JOEL M. GREENBLATT Joel M. Greenblatt	Director	March 11, 2011
/s/ RICHARD P. MEYEROWICH Richard P. Meyerowich	Director	March 11, 2011
/s/ RONALD W. TYSOE Ronald W. Tysoe	Director	March 11, 2011

INDEX TO FINANCIAL STATEMENTS OF PZENA INVESTMENT MANAGEMENT, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Pzena Investment Management, Inc.

We have audited the accompanying consolidated statements of financial condition of Pzena Investment Management, Inc. (the "Company") as of December 31, 2010 and 2009, the related consolidated statements of operations, changes in equity, and cash flows of Pzena Investment Management, Inc. for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pzena Investment Management, Inc. at December 31, 2010 and 2009, the related consolidated statements of operations, changes in equity, and cash flows of Pzena Investment Management, Inc. for the years ended December 31, 2010, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 15, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Pzena Investment Management, Inc.

We have audited Pzena Investment Management Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pzena Investment Management, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pzena Investment Management, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Pzena Investment Management, Inc. as of December 31, 2010 and 2009, the related consolidated statements of operations, changes in equity, and cash flows of Pzena Investment Management, Inc. for the years ended December 31, 2010, 2009 and 2008 and our report dated March 15, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 15, 2011

PZENA INVESTMENT MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands, except share and per-share amounts)

	As of	
	December 31, 2010	December 31, 2009
ASSETS		
Cash and Cash Equivalents	$ 16,381	$ 15,908
Restricted Cash	1,420	1,407
Due from Broker	30	116
Advisory Fees Receivable	15,275	13,378
Investments, at Fair Value	3,323	7,951
Receivable from Related Parties	63	149
Other Receivables	210	36
Prepaid Expenses and Other Assets	914	504
Deferred Tax Asset, Net of Valuation Allowance of $59,431 and $60,252, respectively	8,834	6,754
Property and Equipment, Net of Accumulated Depreciation of $2,727 and $2,385, respectively	1,952	2,315
TOTAL ASSETS	$ 48,402	$ 48,518
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 3,879	$ 3,644
Due to Broker	—	731
Senior Subordinated Notes	—	10,000
Liability to Selling and Converting Shareholders	9,287	5,642
Deferred Compensation Liability	875	378
Other Liabilities	565	765
TOTAL LIABILITIES	14,606	21,160
Equity:		
Preferred Stock (Par Value $0.01; 200,000,000 Shares Authorized; None Outstanding)	—	—
Class A Common Stock (Par Value $0.01; 750,000,000 Shares Authorized; 9,367,659 and 8,633,041 Shares Issued and Outstanding in 2010 and 2009, respectively)	93	86
Class B Common Stock (Par Value $0.000001; 750,000,000 Shares Authorized; 55,012,324 and 55,659,236 Shares Issued and Outstanding in 2010 and 2009, respectively)	—	—
Additional Paid-In Capital	10,836	10,104
Accumulated Deficit	(357)	(1,920)
Total Pzena Investment Mangement, Inc.'s Equity	10,572	8,270
Non-Controlling Interests	23,224	19,088
TOTAL EQUITY	33,796	27,358
TOTAL LIABILITIES AND EQUITY	$ 48,402	$ 48,518

See accompanying notes to consolidated financial statements.

PZENA INVESTMENT MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	For the Year Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
REVENUE	$ 77,525	$ 63,039	$ 101,404
EXPENSES			
Compensation and Benefits Expense	29,548	24,991	25,655
General and Administrative Expenses	8,007	8,261	11,356
TOTAL OPERATING EXPENSES	37,555	33,252	37,011
Operating Income	39,970	29,787	64,393
OTHER INCOME/(EXPENSE)			
Interest Income	208	150	889
Dividend Income	128	330	911
Interest Expense	(232)	(1,485)	(3,362)
Net Realized and Unrealized Gain/(Loss) from Investments	395	6,179	(18,245)
Decrease/(Increase) in Liability to Selling and Converting Shareholders	(3,312)	(3,725)	56,200
Other Income/(Expense)	69	152	(708)
Total Other Income/(Expense)	(2,744)	1,601	35,685
Income Before Income Taxes	37,226	31,388	100,078
Income Tax Provision/(Benefit)	741	(1,307)	67,680
Consolidated Net Income	36,485	32,695	32,398
Less: Net Income Attributable to Non-Controlling Interests	32,674	29,326	36,095
Net Income/(Loss) Attributable to Pzena Investment Management, Inc.	$ 3,811	$ 3,369	$ (3,697)
Net Income/(Loss) for Basic Earnings per Share	$ 3,811	$ 3,369	$ (3,697)
Basic Earnings/(Loss) per Share	$ 0.41	$ 0.41	$ (0.60)
Basic Weighted Average Shares Outstanding	9,186,520	8,217,561	6,122,569
Net Income/(Loss) for Diluted Earnings per Share	$ 22,419	$ 18,106	$ (3,697)
Diluted Earnings/(Loss) per Share	$ 0.34	$ 0.28	$ (0.60)
Diluted Weighted Average Shares Outstanding	64,985,753	64,853,824	6,122,569
Cash Dividends per Share of Class A Common Stock	$ 0.24	$ —	$ 0.27

See accompanying notes to consolidated financial statements.

PZENA INVESTMENT MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Consolidated Net Income	$ 36,485	$ 32,695	$ 32,398
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:			
Depreciation	432	472	501
Non-Cash Compensation	3,653	2,934	4,952
Director Share Grant	280	280	227
Net Realized and Unrealized (Gain)/Loss from Investments	(395)	(6,179)	18,245
Change in Liability to Selling and Converting Shareholders	3,312	3,725	(56,200)
Deferred Income Taxes	(1,914)	(3,377)	64,592
Changes in Operating Assets and Liabilities:			
Advisory Fees Receivable	(1,897)	228	12,455
Due from Broker	86	(212)	227
Restricted Cash	(17)	(1,407)	—
Prepaid Expenses and Other Assets	(554)	188	1,180
Due to Broker	(731)	852	(4,054)
Accounts Payable, Accrued Expenses, and Other Liabilities	(118)	(1,430)	(3,837)
Purchases of Investments	(5,937)	(12,199)	(35,340)
Proceeds from Sale of Investments	7,360	13,401	29,485
Net Cash Provided by Operating Activities	**40,045**	**29,971**	**64,831**
INVESTING ACTIVITIES			
Restricted Cash	4	—	—
Receivable from Related Parties	44	26	3
Purchases of Property and Equipment	(70)	(49)	(86)
Net Cash Used in Investing Activities	**(22)**	**(23)**	**(83)**
FINANCING ACTIVITIES			
Distributions to Non-Controlling Interests	(31,525)	(13,540)	(47,441)
Contribution from Shareholder	—	—	172
Contributions from Non-Controlling Interests	4,321	322	7,082
Retirement of B Units	(2)	—	—
Debt Proceeds	—	—	16,000
Term Loan and Senior Subordinated Notes Repayment	(10,000)	(28,000)	(38,000)
Dividends	(2,248)	—	(2,324)
Net Cash Used in Financing Activities	**(39,454)**	**(41,218)**	**(64,511)**
NET CHANGE IN CASH	**$ 569**	**$(11,270)**	**$ 237**
CASH AND CASH EQUIVALENTS—Beginning of Year	$ 15,908	$ 27,421	$ 27,184
Effect of Deconsolidation of Affiliates	(96)	(243)	—
Net Change in Cash	569	(11,270)	237
CASH AND CASH EQUIVALENTS—End of Year	$ 16,381	$ 15,908	$ 27,421
Supplementary Cash Flow Information:			
In-Kind Distribution to Non-Controlling Interests of Equity Securities, at Fair Value	$ —	$ 8,196	$ —
Interest Paid	$ 232	$ 1,446	$ 4,036
Income Taxes Paid	$ 2,596	$ 1,867	$ 3,847

See accompanying notes to consolidated financial statements.

PZENA INVESTMENT MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share and per-share amounts)

	Shares of Class A Common Stock	Shares of Class B Common Stock	Class A Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Non-Controlling Interests	Total
Balance at December 31, 2007	**6,111,118**	**57,937,910**	**$ 61**	**$ (2,043)**	**$ 61**	**$ 16,355**	**$ 14,434**
Issuance of Class A Common Stock	75,950	—	—	46	—	459	505
Issuance of Class B Common Stock and Amortization of Non-Cash Compensation	—	37,814	—	432	—	4,037	4,469
Net Income/(Loss)	—	—	—	—	(3,697)	36,095	32,398
Contributions from Non-Controlling Interests	—	—	—	172	—	7,082	7,254
Equity Effect of Operating Company Net Deficit on Non-Controlling Interests	—	—	—	11,143	—	(11,143)	—
Distributions to Non-Controlling Members	—	—	—	—	—	(41,066)	(41,066)
Class A Cash Dividends Paid ($0.27 per share)	—	—	—	—	(1,653)	—	(1,653)
Balance at December 31, 2008	6,187,068	57,975,724	$ 61	$ 9,750	$ (5,289)	$ 11,819	$ 16,341
Unit Conversion	2,445,973	(2,445,973)	25	107	—	(108)	24
Amortization of Non-Cash Compensation	—	51,274	—	337	—	2,218	2,555
Options Exercised	—	78,211	—	—	—	—	—
Net Income	—	—	—	—	3,369	29,326	32,695
Contributions from Non-Controlling Interests	—	—	—	—	—	322	322
Distributions to Non-Controlling Members	—	—	—	(90)	—	(24,489)	(24,579)
Balance at December 31, 2009	8,633,041	55,659,236	$ 86	$ 10,104	$ (1,920)	$ 19,088	$ 27,358
Unit and Option Grant	—	20,134	—	23	—	138	161
Unit Conversion	734,618	(734,618)	7	368	—	(318)	57
Directors' Shares	—	—	—	40	—	240	280
Amortization of Non-Cash Compensation	—	67,572	—	371	—	2,242	2,613
Net Income	—	—	—	—	3,811	32,674	36,485
Contributions from Non-Controlling Interests	—	—	—	—	—	4,321	4,321
Distributions to Non-Controlling Interests	—	—	—	(70)	—	(31,455)	(31,525)
Effect of Deconsolidation of Affiliates	—	—	—	—	—	(3,706)	(3,706)
Class A Cash Dividends Paid ($0.24 per share)	—	—	—	—	(2,248)	—	(2,248)
Balance at December 31, 2010	**9,367,659**	**55,012,324**	**$ 93**	**$ 10,836**	**$ (357)**	**$ 23,224**	**$ 33,796**

See accompanying notes to consolidated financial statements.

Pzena Investment Management, Inc.
Notes to Consolidated Financial Statements

Note 1—Organization

Pzena Investment Management, Inc. (the "Company") functions as the holding company through which the business of its operating company, Pzena Investment Management, LLC (the "operating company"), is conducted. Concurrently with the consummation of the Company's initial public offering on October 30, 2007, the operating agreement of the operating company was amended and restated such that, among other things, the Company became the sole managing member of the operating company. As a result of these transactions: (i) the Company has consolidated the financial results of the operating company with its own, and reflected the membership interest in it that it does not own as a non-controlling interest in its consolidated financial statements; and (ii) the Company recognizes income generated from its economic interest in the operating company's net income.

Pzena Investment Management, LLC is an investment adviser which is registered under the Investment Advisers Act of 1940 and is headquartered in New York, New York. As of December 31, 2010, the Company managed assets in a variety of value-oriented investment strategies across a wide range of market capitalizations in both U.S. and non-U.S. capital markets.

The Company, through its investment in its operating company, has consolidated the results of operations and financial condition of the following private investment partnership as of December 31, 2010:

Entity	Type of Entity (Date of Formation)	Company's Ownership at December 31, 2010
Pzena Large Cap Value Fund	Massachusetts Business Trust (11/01/2002)	0.0%

Pursuant to its operating agreement, the operating company will continue until December 31, 2026, unless a terminating event, as defined in the operating agreement, occurs prior to this date. Operating company members are not liable for repayment, satisfaction or discharge of any debts, liabilities or obligations of the operating company, except to the extent of their capital accounts.

Note 2—Significant Accounting Policies

Basis of Presentation:

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and related Securities and Exchange Commission ("SEC") rules and regulations. The Company's policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest and variable-interest entities ("VIEs") where the Company is deemed to be the primary beneficiary ("consolidated subsidiaries"). As required by the *Consolidation Topic* of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"), the Company also consolidates or consolidated non-variable-interest entities in which it acts as the general partner or managing member. All of these entities represent or represented private investment partnerships over which the Company exercises or exercised control. Non-controlling interests recorded on the consolidated financial statements of the Company include the non-controlling interests of the outside investors in each of these entities, as well as those of the operating company. All significant inter-company transactions and balances have been eliminated.

The Pzena Global Value Service and the Pzena Europe, Australasia, and Far East ("EAFE") Value Service are or were limited liability companies whose managing members are or were members of the executive committee of the operating company, or the operating company itself. Until December 31,

Note 2—Significant Accounting Policies (Continued)

2009, neither of these entities were considered VIEs, as the members of the executive committee of the operating company and/or the operating company were the majority holders of the equity investments and had controlling financial interests as managing members of the partnerships. Each of these limited liability companies was considered an entity "similar" to a limited partnership, and was thus subject to the guidance of the *Consolidation of Partnerships and Similar Entities Subtopic* of the FASB ASC. Under each of their respective operating agreements, none of these entities' non-managing members had the ability to remove the managing member under any circumstance, nor did they have any participating rights. As a result, nothing substantive existed to overcome the presumption of control by the managing member, as required by the *Consolidation of Partnerships and Similar Entities Subtopic* of the FASB ASC. Since the managing members of these entities were either the operating company, or one of the controlling persons of the operating company, their results of operations and financial position had been consolidated through December 30, 2009.

Effective December 31, 2009, substantially all of the Company's investments in the Pzena Global Value Service and the Pzena EAFE Value Service, held to satisfy the Company's obligations under its deferred compensation program, were reallocated to the Pzena Large Cap Value Fund. Also effective December 31, 2009, the investments of the operating company's executive committee members in the Pzena Global Value Service and the Pzena EAFE Value Service were transferred to a separately-managed account. Since the remaining holders of the equity investments in the partnerships subsequent to these transactions lacked a controlling financial interest in these partnerships, as of December 31, 2009, these entities were deemed VIEs. The Company initially did not consider itself the primary beneficiary of either of these entities. Correspondingly, the Pzena Global Value Service and the Pzena EAFE Value Service were deconsolidated effective December 31, 2009. The results of operations and financial position of each of these entities were consolidated up until December 30, 2009. Subsequent to December 31, 2009, the Company determined that, because of the definitions of related party transactions in the *Related Party Disclosures Topic* of the FASB ASC, the operating company continued to be the primary beneficiary of the Pzena Global Value Service at December 31, 2009 and 2010. Had the Company continued to consolidate the entity, the impact to the consolidated financial statements would not have been material. During the year ended December 31, 2010, the remaining assets of the Pzena Global Value Service were redeemed and the entity was liquidated.

The Pzena EAFE Value Service and other VIEs that are not consolidated continue to receive investment management services from the Company, and are vehicles through which the Company offers its Global Value and/or its EAFE Value strategies. The total net assets of these VIEs was approximately $515.6 million and $522.1 million at December 31, 2010 and 2009, respectively. The Company is not exposed to losses as a result of its involvement with these entities, since it has no direct investment in them.

During the three months ended June 30, 2010, the Company redeemed its investments in the Pzena Large Cap Value Fund, the Pzena Emerging Markets Focused Value Service, and the Pzena Emerging Market Countries Value Service. The operating company maintained its controlling financial interest in each of these entities, since it continued to serve as the managing member of each of these entities. Correspondingly, these entities were deemed VIEs. After the Company redeemed its investments in these entities, certain members of the operating company's executive committee became majority holders of the equity investments in the partnerships, and, therefore, the Company continued to be considered the primary beneficiary of these entities. As such, the results of operations and

Note 2—Significant Accounting Policies (Continued)

financial position of these entities continued to be consolidated by the Company at June 30, 2010, in accordance with the *Consolidation Topic* of the FASB ASC.

During the three months ended September 30, 2010, the holder of the equity investments in the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service became the managing member of these entities. This appointment gave the holder of the equity investments a controlling financial interest in these entities. Correspondingly, the Company was no longer deemed to control these entities. Each of these limited liability companies is considered an entity "similar" to a limited partnership, and is subject to the guidance of the *Consolidation of Partnerships and Similar Entities Subtopic* of the FASB ASC. As a result, the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service were deconsolidated at August 31, 2010.

The Company's investments previously held in the Pzena Large Cap Value Fund to satisfy the Company's obligations under its deferred compensation program have been transferred to third-party mutual funds, and are included in investments, at fair value, at December 31, 2010.

During the year ended December 31, 2008, the Pzena Large Cap Value Fund II, the Pzena Emerging Markets Value Service, the Pzena Mega Cap Value Fund, and Pzena Value Partners were closed. The results of operations and financial position of each of these entities were consolidated until the dates of their respective liquidations.

The Pzena Large Cap Value Fund, the remaining consolidated investment partnership at December 31, 2010, and all previously consolidated investment partnerships, are or were investment companies under the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide for Investment Companies. The Company has retained the specialized accounting for these partnerships pursuant to the *Consolidation of Partnerships and Similar Entities Subtopic* of the FASB ASC. Thus, the Company reports the investment partnerships' investments in equity securities at fair value, with net realized and unrealized gains and losses reported in earnings in the consolidated statements of operations.

The Company records in its own equity account its pro-rata share of transactions that impact the operating company's net equity, including unit and unit option issuances, and adjustments to accumulated other comprehensive income. The operating company's pro-rata share of such transactions is recorded as an adjustment to additional paid-in capital or non-controlling interests, as applicable, on the consolidated statements of financial position.

Management's Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Fair Values of Financial Instruments:

The carrying amounts of all financial instruments in the consolidated statements of financial condition approximate their fair value.

Note 2—Significant Accounting Policies (Continued)

Revenue Recognition:

Revenue, comprised of advisory fee income, is recognized over the period in which advisory services are provided. Advisory fee income includes management fees that are calculated based on percentages of assets under management ("AUM"), generally billed quarterly, either in arrears or advance, depending on their contractual terms. Advisory fee income also includes incentive fees that may be earned by the Company depending on the investment return of the assets under management. Incentive fee arrangements generally entitle the Company to participate, on a fixed-percentage basis, in any returns generated in excess of an agreed-upon benchmark. The Company's participation percentage in such return differentials is then multiplied by AUM to determine the incentive fees earned. In general, returns are calculated on an annualized basis over the contract's measurement period, which usually extend to three years. Incentive fees are generally payable annually. Following the preferred method identified in the *Revenue Recognition Topic* of the FASB ASC, such incentive fee income is recorded at the conclusion of the contractual performance period, when all contingencies are resolved. For the year ended December 31, 2010, the Company recognized approximately $0.5 million in incentive fee income. The Company recognized no such incentive fee income for the years ended December 31, 2009 and 2008.

Earnings per Share:

Basic earnings per share is computed by dividing the Company's net income or loss attributable to the Company's common stockholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share adjusts this calculation to reflect the impact of all outstanding operating company membership units, as well as outstanding operating company options and phantom units, to the extent they would have a dilutive effect on net income per share for the reporting period. Net income or loss for diluted earnings per share generally assumes all operating company membership units are converted into Company stock at the beginning of the reporting period and the resulting change to Company net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of adjustments associated with both the valuation allowance and the liability to selling and converting shareholders. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Note 2—Significant Accounting Policies (Continued)

For the years ended December 31, 2010, 2009, and 2008, the Company's diluted net income was determined as follows:

	For the Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Non-Controlling Interest of Pzena Investment Management, LLC	$ 32,445	$ 25,786	$ 45,857
Less: Assumed Corporate Income Taxes	13,837	11,049	19,650
Assumed After-Tax Income of Pzena Investment Management, LLC	$ 18,608	$ 14,737	$ 26,207
Assumed After-Tax Income of Pzena Investment Management, LLC(1)	$ 18,608	$ 14,737	$ —
Net Income of Pzena Investment Management, Inc.	3,811	3,369	(3,697)
Diluted Net Income/(Loss)	$ 22,419	$ 18,106	$ (3,697)

(1) As the additional assumed incremental income results in a reduction of a per share loss in 2008, the assumed effects of this conversion are excluded from the calculation of diluted loss per share.

For the years ended December 31, 2010, 2009, and 2008, the following units and options were excluded from the calculation of diluted net income per share, as their inclusion would have had an antidilutive effect for the year:

	For the Year Ended December 31,		
	2010	2009	2008
Operating Company Units	—	—	57,975,724
Options to Purchase Operating Company Units	1,655,226	1,620,606	3,153,122
Options to Purchase Shares of Class A Common Stock	961,750	961,750	
Phantom Operating Company Units	—	—	153,829
Total	2,616,976	2,582,356	61,282,675

Note 2—Significant Accounting Policies (Continued)

For the years ended December 31, 2010, 2009, and 2008, the Company's basic and diluted earnings per share were determined as follows:

	For the Year Ended December 31,		
	2010	2009	2008
	(in thousands, except share and per-share amounts)		
Net Income/(Loss) for Basic Earnings per Share	$ 3,811	$ 3,369	$ (3,697)
Basic Weighted Average Shares Outstanding	9,186,520	8,217,561	6,122,569
Basic Earnings/(Loss) per Share	$ 0.41	$ 0.41	$ (0.60)
Net Income/(Loss) for Diluted Earnings per Share	$ 22,419	$ 18,106	$ (3,697)
Basic Weighted Average Shares Outstanding	9,186,520	8,217,561	6,122,569
Dilutive Effect of Operating Company Units[1]	55,113,358	56,006,730	—
Dilutive Effect of Phantom Units[1]	27,468	57,245	—
Dilutive Effect of Operating Company Options	658,407	572,288	—
Diluted Weighted Average Shares Outstanding	64,985,753	64,853,824	6,122,569
Diluted Earnings/(Loss) per Share	$ 0.34	$ 0.28	$ (0.60)

(1) As the additional assumed incremental units resulted in a reduction of a per share loss in 2008, the assumed effects of this conversion have been excluded from the calculation of diluted loss per share.

Cash and Cash Equivalents:

At December 31, 2010, cash and cash equivalents was $16.4 million. The Company considers all money market funds and highly-liquid debt instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash in bank deposit and other accounts whose balances, at times, exceed federally insured limits.

Interest on cash and cash equivalents is recorded as interest income on an accrual basis on the consolidated statements of operations.

Restricted Cash:

The Company maintains a compensating balance of $1.4 million at December 31, 2010 as collateral for a letter of credit issued by a third party in lieu of a cash security deposit, as required by the Company's lease for its New York office space. No compensating balance was required to be maintained for the letter of credit previously issued under the Company's former credit agreement (the "Credit Agreement"), as further described in Note 8, Debt. Such amounts are recorded in restricted cash on the consolidated statements of financial condition.

Due to/from Broker:

Due to/from broker consists primarily of cash balances and amounts receivable/payable for unsettled securities transactions held/initiated at the clearing brokers of the Company's consolidated investment partnerships.

Note 2—Significant Accounting Policies (Continued)

Investments, at Fair Value:

Investments, at fair value represents the securities held by the Company and its consolidated investment partnerships, as well as investments in mutual funds. All such investments are recorded at fair value, with net realized and unrealized gains and losses reported in earnings in the consolidated statements of operations.

The *Fair Value Measurements and Disclosures Topic* of the FASB ASC defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The *Fair Value Measurements and Disclosures Topic* of the FASB ASC also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets (Level 1); (ii) valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (Level 2); and (iii) valuation inputs are unobservable and significant to the fair value measurement (Level 3). Additionally, entities are required to disclose in interim and annual periods the inputs and valuation techniques used to measure fair value and define assets and liabilities measured at fair value by major class.

The Company's fair value measurements relate to its investments in equity securities, which are primarily exchange-traded securities with quoted prices in active markets, and its investments in mutual funds. The fair value measurements of the equity securities and mutual funds have been classified as Level 1.

The following table presents these instruments' fair value at December 31, 2010:

	Level 1	Level 2	Level 3
		(in thousands)	
Assets:			
Equity Securities	$ 842	$ —	$ —
Mutual Funds	2,481	—	—
Total Fair Value	$ 3,323	$ —	$ —

The following table presents these instruments' fair value at December 31, 2009:

	Level 1	Level 2	Level 3
		(in thousands)	
Assets:			
Equity Securities	$ 7,951	$ —	$ —
Total Fair Value	$ 7,951	$ —	$ —

Note 2—Significant Accounting Policies (Continued)

Securities Valuation:

Investments in equity securities and mutual funds which are traded on a national securities exchange are carried at fair value based on the last reported price on the valuation date. If no reported equity sales occurred on the valuation date, equity investments are valued at the bid price. Transactions are recorded on the trade date.

The net realized gain or loss on sales of securities and mutual funds is determined on a specific identification basis and is included in net realized and unrealized gain/(loss) from investments in the consolidated statements of operations.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, amounts due from brokers, and advisory fees receivable. The Company maintains its cash and temporary cash investments in bank deposits and other accounts whose balances, at times, exceed federally insured limits.

The concentration of credit risk with respect to advisory fees receivable is generally limited due to the short payment terms extended to clients by the Company. On a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. For the years ended December 31, 2010, 2009, and 2008, approximately 9.8%, 11.1%, and 13.9%, respectively, of the Company's advisory fees were generated from an advisory agreement with one client. At December 31, 2010 and 2009, no allowance for doubtful accounts has been deemed necessary.

Financial Instruments:

On February 28, 2008, the operating company entered into an interest rate swap agreement to manage its exposure to changes in interest rates associated with the Credit Agreement discussed in Note 8, Debt. This interest rate swap was subsequently unwound in conjunction with the termination of the Credit Agreement in September 2009. The Company originally designated the interest rate swap agreement as a cash flow hedge of the Credit Agreement. As required by the *Derivatives and Hedging Topic* of the FASB ASC, the Company's pro-rata share of the changes in the fair value of this agreement was recorded as a component of accumulated other comprehensive income.

During the year ended December 31, 2008, the Company changed the designation of its swap agreement from a cash flow hedge to a trading derivative. Accordingly, the Company reclassified the cumulative changes in fair value related to this swap from accumulated other comprehensive income to other income/(expense). The Company recorded all subsequent changes to the swap's fair value as a component of other income/(expense). For the years ended December 31, 2009 and 2008, the Company recognized approximately $0.1 million in other income and $0.8 million in other expense, respectively, associated with these adjustments.

Note 2—Significant Accounting Policies (Continued)

The following table summarizes the impact of the Company's derivative financial instruments on its results of operations for the years ended December 31, 2009 and 2008:

Derivatives Not Accounted For As Hedging Instruments Under the Derivatives and Hedging Topic of the FASB ASC	Statement of Operations Account	Amount of Income/(Expense) Recognized In Income/(Expense) on Derivative 2009	2008
		(in thousands)	
Interest Rate Contracts	Other Income/(Expense)	$ 88	$ (803)
Total		$ 88	$ (803)

Property and Equipment:

Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the remaining lease term.

Business Segments:

The Company views its operations as comprising one operating segment.

Income Taxes:

The Company is a "C" corporation under the Internal Revenue Code, and thus liable for federal, state, and local taxes on the income derived from its economic interest in its operating company. The operating company is a limited liability company that has elected to be treated as a partnership for tax purposes. It has not made a provision for federal or state income taxes because it is the individual responsibility of each of the operating company's members (including the Company) to separately report their proportionate share of the operating company's taxable income or loss. Similarly, the income of the Company's consolidated investment partnerships is not subject to income taxes, since it is allocated to each partnership's individual members. The operating company has made a provision for New York City Unincorporated Business Tax ("UBT").

The Company and its consolidated subsidiaries account for all federal, state, and local taxation pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized. At December 31, 2010, the Company had a $59.4 million valuation allowance against the deferred tax asset recorded as part of the Company's initial public offering and the subsequent exchanges of Class B units for shares of its Class A common stock. At December 31, 2009, the Company had a $60.3 million valuation allowance against this deferred tax asset. The income tax provision, or benefit, is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company records its

Note 2—Significant Accounting Policies (Continued)

deferred tax liabilities as a component of other liabilities on the consolidated statements of financial condition.

Foreign Currency:

Investment securities and other assets and liabilities denominated in foreign currencies are remeasured into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities, and income and expense items denominated in foreign currencies, are remeasured into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate the portion of the results of its operations resulting from the impact of changes in foreign exchange rates on its investments, from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included in the realized and unrealized gain/(loss), net on equity securities in the consolidated statements of operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Company's books and the U.S. dollar equivalent of the amounts actually received or paid. Net realized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities resulting from changes in exchange rates.

The functional currency of the Company is the United States Dollar. The functional currency of the Company's representative office in Australia is the Australian Dollar. Assets and liabilities of this office are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. Any resulting unrealized cumulative translation adjustment is recorded net of taxes as a component of accumulated other comprehensive income in equity.

Recent Accounting Developments

Variable-Interest Entities

In June 2009, the FASB issued a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable-interests give it a controlling financial interest in a VIE. Under the standard, an enterprise has a controlling financial interest when it has: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses of the entity, or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a substantive interest and a controlling financial interest in a VIE is deemed to be the primary beneficiary of the VIE, and is required to consolidate the VIE. The standard also requires an ongoing assessment of whether an enterprise is the primary beneficiary of a VIE, and additional disclosures about an enterprise's involvement in VIEs, and any significant changes in risk exposure due to that involvement. The standard was effective for fiscal years beginning after November 15, 2009. In November 2009, the FASB issued a proposed standard update, which defers the consolidation criteria requirements of this new standard for assets managers' interests in entities that apply the specialized accounting guidance for investment companies, or that have the attributes of investment companies. In February 2010, the FASB issued further guidance which provides a limited scope deferral of the standard for a reporting

Note 2—Significant Accounting Policies (Continued)

entity's interest in an entity that meets all of the following conditions: (i) the entity has all the attributes of an investment company as defined under the AICPA Audit and Accounting Guide for Investment Companies, or does not have all the attributes of an investment company, but is an entity for which it is acceptable, based on industry practice, to apply measurement principles that are consistent with the AICPA Audit and Accounting Guide for Investment Companies; (ii) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity; and (iii) the entity is not a securitization entity, asset-backed financing entity, or an entity that was formerly considered a qualifying special-purpose entity. The reporting entity is required to perform a consolidation analysis for entities that qualify for the deferral, in accordance with previously issued guidance on VIEs. The Company has evaluated the deferral guidelines and determined that the standard is applicable for the Company's investment in its operating company, but that the Company meets the criteria for deferral provided in this standard for its VIEs. The Company adopted the updated guidance on January 1, 2010, and it had no impact on the Company's consolidated financial statements. The Company is monitoring future guidance for updates on the treatment of its interests in its VIEs.

Note 3—Property and Equipment

Property and equipment, net, is comprised of the following:

	As of December 31,	
	2010	2009
	(in thousands)	
Leasehold Improvements	$ 2,145	$ 2,145
Furniture and Fixtures	1,164	1,163
Computer Hardware	887	948
Office Equipment	271	243
Computer Software	212	201
Total	4,679	4,700
Less: Accumulated Depreciation and Amortization	(2,727)	(2,385)
Total	$ 1,952	$ 2,315

Depreciation is included in general and administrative expenses and totaled $0.4 million, $0.5 million, and $0.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Note 4—Related Party Transactions

For the years ended December 31, 2010, 2009, and 2008, the Company earned $4.2 million, $3.9 million, and $6.4 million, respectively, in investment advisory fees from unconsolidated entities for which it acts as the investment manager.

At both December 31, 2010 and 2009, the Company had less than $0.1 million remaining of an advance to an international investment company for organization and start-up costs, which is included in receivable from related parties on the consolidated statements of financial condition. The Company is the sponsor and investment manager of this entity.

Note 4—Related Party Transactions (Continued)

At each of December 31, 2010 and 2009, receivables from related parties included less than $0.1 million of loans to employees. Some of the loans were in the form of forgivable promissory notes, which were amortized through compensation expense pursuant to their terms. For the year ended December 31, 2010, less than $0.1 million of such amortization was recognized as compensation and benefits expense. For the years ended December 31, 2009 and 2008, $0.1 million, and $0.2 million, respectively, of such amortization was recognized as compensation and benefits expense.

The operating company manages the personal funds of certain of its employees, including the CEO and two Presidents, pursuant to investment management agreements in which it has waived it regular advisory fees. Investments by employees in individual accounts are permitted only at the discretion of the executive committee of the Company, but are generally not subject to the same minimum investment levels that are required of outside investors. In addition, the operating company manages the personal funds of some of its employees' family members at reduced advisory fee rates. In 2010, the aggregate value of the fees that the Company waived was approximately $0.2 million with respect to accounts benefically owned by a private fund in which certain of the Company's executive officers invest.

During the year ended December 31, 2008, an unaffiliated shareholder who held more than 10% of the Company's outstanding shares sold shares in transactions deemed to be short-swing sales. Under Section 16(b) of the Securities Exchange Act of 1934, the shareholder was required to disgorge to the Company the $0.2 million in profits realized from these stock sales. The Company recognized these proceeds as a capital contribution from a shareholder, and reflected a corresponding increase to additional paid-in capital in its consolidated statements of changes in equity. Proceeds from these transactions did not affect the Company's consolidated statements of operations.

On October 28, 2008, the operating company issued an aggregate of $16.0 million principal amount of Senior Subordinated Notes to entities established by Richard S. Pzena, the Company's Chief Executive Officer, for the benefit of certain of his family members, an entity controlled by a Company Director, and a former employee. The Notes were repaid in full during the year ended December 31, 2010.

Note 5—Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities. The *Guarantees Topic* of the FASB ASC provides accounting and disclosure requirements for certain guarantees. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in the *Guarantees Topic* of the FASB ASC, the Company's estimate of the value of such guarantees is de minimis, and, therefore, no accrual has been made in the consolidated financial statements.

The Company leases office space under a non-cancelable operating lease agreement which expires on October 31, 2015. The Company reflects minimum lease expense on a straight-line basis over the lease term.

Note 5—Commitments and Contingencies (Continued)

Lease expenses for the years ended December 31, 2010, 2009, and 2008 were each $2.0 million, and are included in general and administrative expense. Future minimum lease payments are as follows:

Year Ending December 31,	Minimum Payments (in thousands)
2011	$ 2,074
2012	2,099
2013	2,099
2014	2,099
2015	1,748
Total	$ 10,119

Note 6—Retirement Plan

Prior to 2009, the Company maintained a defined contribution pension plan which covered substantially all members and employees. The Company made contributions to the plan at the discretion of management. Under the terms of the plan, all such contributions vested immediately. The expense associated with this plan for the year ended December 31, 2008 was $1.3 million. This expense is included in compensation and benefits expense in the consolidated statements of operations.

Note 7—Compensation and Benefits

Compensation and benefits expense to employees and members is comprised of the following:

	For the Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Cash Compensation and Other Benefits	$ 25,895	$ 22,057	$ 20,703
Other Non-Cash Compensation	3,653	2,934	4,952
Total Compensation and Benefits Expense	$ 29,548	$ 24,991	$ 25,655

For the year ended December 31, 2010, the operating company granted 42,411 options to purchase units in the operating company pursuant to the Pzena Investment Management, LLC 2006 Equity Incentive Plan (the "PIM LLC 2006 Equity Incentive Plan"). For the year ended December 31, 2009, the operating company granted 665,750 options to purchase units in the operating company pursuant to the PIM LLC 2006 Equity Incentive Plan, and 961,750 options to purchase shares of Class A common stock pursuant to the Pzena Investment Management, Inc. 2007 Equity Incentive Plan (the "2007 Equity Incentive Plan"). For the year ended December 31, 2008, the operating company granted 2,644,812 options to purchase units in the operating company pursuant to the PIM LLC 2006 Equity Incentive Plan. All of these options have varying vesting schedules and were issued at strike prices equal to the assessed fair market value per unit at the time of award issuance. The Company determined that the total grant-date fair values of the options awarded in 2010, 2009, and 2008 were $0.1 million, $5.4 million, and $5.0 million, respectively, using the Black-Scholes option pricing model.

Note 7—Compensation and Benefits (Continued)

For the years ended December 31, 2010, 2009, and 2008, the Company recognized approximately $2.1 million, $2.1 million, and $4.2 million, respectively, in compensation and benefits expense associated with the amortization of these awards.

For the year ended December 31, 2010, the operating company granted 183,920 restricted Class B units to certain members pursuant to the PIM LLC 2006 Equity Incentive Plan. The operating company granted 30,000 and 13,000 such restricted units for the years ended December 31, 2009 and 2008, respectively. These units have varying vesting schedules and were issued at prices equal to the assessed fair market value per unit at the time of award issuance. The total grant-date fair value of the units awarded for the year ended December 31, 2010 was $1.4 million, and less than $0.1 million, respectively, for the years ended December 31, 2009 and 2008. The amortization of these awards was $0.3 million for the year ended December 31, 2010, $0.1 million for the year ended December 31, 2009, and not material for the year ended December 31, 2008.

At December 31, 2010, the Company had $0.5 million in delayed-vesting cash awards issued to certain members. These awards will vest ratably over 2011 and 2012.

Pursuant to the Pzena Investment Management, LLC Amended and Restated Bonus Plan (the "Bonus Plan"), which became effective January 1, 2007, was amended and restated as of October 30, 2007, and was further amended as of October 31, 2008, eligible employees whose cash compensation is in excess of certain thresholds have a portion of that excess mandatorily deferred. Amounts deferred may be credited to an investment account, take the form of phantom Class B units, or be invested in money market funds at the employee's discretion, and vest ratably over four years. At December 31, 2010 and 2009, approximately $2.2 million and $1.6 million, respectively, in such compensation was deferred. At December 31, 2008, no such compensation was deferred. For the year ended December 31, 2010 and 2009, the liability associated with deferred compensation investment accounts was approximately $0.9 million and $0.4 million, respectively, and has been included as a component of other liabilities on the consolidated statements of financial condition. For the years ended December 31, 2010, 2009, and 2008, the Company recognized approximately $1.3 million, $0.7 million, and $0.6 million, respectively, in compensation and benefits expense associated with the amortization of all deferred compensation awards.

As of December 31, 2010, the Company had approximately $4.5 million in unrecorded compensation expense related to phantom operating company units issued pursuant to its deferred compensation plan, and option grants and operating company unit grants issued under the Company's equity incentive plans. The Company anticipates that the amortization of these amounts will be approximately $3.3 million in 2011, $0.9 million in 2012, $0.2 million in 2013, and $0.1 million in 2014.

Note 8—Debt

During the year ended December 31, 2009, the Company repaid the remaining $22.0 million of the principal amount outstanding under its term loan, and terminated the related Credit Agreement. Concurrently with the termination of this term loan and the Credit Agreement, the security interest previously granted to the lender in the accounts receivable of the Company was released in September 2009. Prior to the full repayment of the term loan, the Company made an amortization payment on the term loan using the proceeds from the issuance by the operating company of an aggregate of $16.0 million principal amount of Senior Subordinated Notes (the "Notes"), described above in Note 4, Related Parties. The Notes were repaid in full during the year ended December 31, 2010.

Note 9—Interest Rate Swap

The Company manages its exposure to changes in market rates of interest. The Company's use of derivative instruments was limited to an interest rate swap used to manage the interest rate exposure related to the former Credit Agreement, referenced above, which was terminated in September 2009. The counterparty to this agreement was a major financial institution. The interest rate swap was unwound in conjunction with the termination of the Credit Agreement.

During the year ended December 31, 2008, the operating company entered into the interest rate swap agreement, whose notional value equaled the principal amount borrowed under the Credit Agreement. The swap obligated the operating company to pay a 2.825% fixed rate of interest on the notional amount and required the counterparty to pay the operating company a floating interest rate based on the monthly LIBOR interest rate. The spread on the Credit Agreement was in addition to these amounts.

During the year ended December 31, 2008, the Company changed the designation of its swap agreement from a cash flow hedge to a trading derivative. Accordingly, the Company reclassified the cumulative changes in fair value related to this swap from accumulated other comprehensive income to other income/(expense). The Company recorded all subsequent changes to the swap's fair value as a component of other income/(expense). For the years ended December 31, 2009 and 2008, the Company recognized approximately $0.1 million in other income and $0.8 million in other expense, respectively, associated with the change in fair value of the swap agreement.

Concurrent with the reductions in the principal amount outstanding under the Credit Agreement in 2008, the Company reduced the notional amount of its interest rate swap. The amounts paid to the counterparty in exchange for these reductions were approximately $0.1 million. During 2009, the Company similarly reduced the notional amount of its interest rate swap consistent with reductions in the principal amount outstanding under the Credit Agreement. The total amount paid to the counterparty in exchange for these reductions was $0.5 million for the year ended December 31, 2009.

Note 10—Income Taxes

The operating company is a limited liability company that has elected to be treated as a partnership for tax purposes. Neither it nor the Company's other consolidated subsidiaries has made a provision for federal or state income taxes because it is the individual responsibility of each of these entities' members (including the Company) to separately report their proportionate share of the respective entity's taxable income or loss. The operating company has made a provision for New York City UBT. The Company, as a "C" corporation under the Internal Revenue Code, is liable for federal, state and local taxes on the income derived from its economic interest in its operating company, which is net of UBT. Correspondingly, in its consolidated financial statements, the Company reports both the operating company's provision for UBT, as well as its provision for federal, state and local corporate taxes.

The components of the provision for income taxes are as follows:

	For the Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Current Provision:			
Unincorporated Business Taxes	$ 2,655	$ 2,070	$ 3,114
Local Corporate Tax	—	—	(3)
State Corporate Tax	—	—	(2)
Federal Corporate Tax	—	—	(20)
Total Current Provision	$ 2,655	$ 2,070	$ 3,089
Deferred Provision:			
Unincorporated Business Taxes	$ (224)	$ (221)	$ (197)
Local Corporate Tax	245	177	222
State Corporate Tax	467	339	418
Federal Corporate Tax	1,605	1,164	1,439
Total Deferred Provision	$ 2,093	$ 1,459	$ 1,882
Change in Valuation Allowance	(4,007)	(4,836)	62,709
Total Income Tax Provision/(Benefit)	$ 741	$ (1,307)	$ 67,680

For the years ended December 31, 2010, 2009, and 2008, the Company's taxable income was determined as follows:

	For the Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Income Before Taxes	$ 37,226	$ 31,388	$ 100,078
Unincorporated Business Taxes	(2,431)	(1,849)	(2,917)
Non-Controlling Interests	(32,674)	(29,326)	(36,095)
Income Before Corporate Income Taxes	$ 2,121	$ 213	$ 61,066

Note 10—Income Taxes (Continued)

Differences between the provision for corporate income taxes reported for financial reporting purposes, and that computed based upon the application of the statutory U.S. Federal, state, and local tax rates to the reported income/(loss) before income taxes for the years ended December 31, 2010, 2009, and 2008, were as follows:

	December 31, 2010		December 31, 2009		December 31, 2008	
	Amount (in thousands)	% of Pretax Income	Amount (in thousands)	% of Pretax Income	Amount (in thousands)	% of Pretax Income
Federal Corporate Tax	$ 721	34.0%	$ 72	34.0%	$ 20,765	34.0%
State and Local Corporate Tax, net of Federal Benefit	470	22.2%	341	159.9%	422	0.7%
Increase/(Decrease) in Liability to Selling and Converting Shareholders	1,126	53.1%	1,267	594.6%	(19,108)	(31.3)%
Deferred Income Tax Valuation Allowance	(4,007)	(189.0)%	(4,836)	(2,269.9)%	62,709	102.7%
Other	—	0.0%	—	0.0%	(25)	0.0%
Provision/(Benefit) for Corporate Income Taxes	$(1,690)	(79.7)%	$(3,156)	1,481.4%	$ 64,763	106.1%

The *Income Taxes Topic* of the FASB ASC establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements. It is the Company's policy to recognize accrued interest, and penalties associated with uncertain tax positions, as part of the tax provision. For the years ended December 31, 2010, 2009, and 2008, no such expenses were recognized. As of December 31, 2010 and 2009, no such accruals were recorded.

The Company and the operating company are generally no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for any year prior to 2007. All tax years subsequent to, and including, 2007 are considered open and subject to examination by tax authorities.

As a result of the Company's acquisition of membership units in conjunction with the initial public offering, the operating company was required to become an accrual basis taxpayer. Pursuant to Section 481 of the Internal Revenue Code, the cumulative difference between the cash and accrual methods of taxpaying are amortizable over four years. These differences generated approximately $0.2 million in deferred tax liabilities as of December 31, 2009. This amount is recorded in other liabilities in the consolidated statements of financial condition. No such liability was recorded as of December 31, 2010.

The acquisition of the operating company membership units noted above has allowed the Company to make an election under Section 754 of the Internal Revenue Code ("Section 754") to step up its tax basis in the net assets acquired. This step up is deductible for tax purposes over a 15-year period. Based on the net proceeds of the initial public offering and tax basis of the operating company, this election gave rise to a deferred tax asset of approximately $68.7 million.

Note 10—Income Taxes (Continued)

Pursuant to a tax receivable agreement signed between the members of the operating company and the Company, 85% of the cash savings generated by this election will be distributed to the selling and converting shareholders upon the realization of this benefit.

If we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the selling and converting shareholders, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make an early termination payment.

During the year ended December 31, 2008, the Company evaluated the asset associated with this election, after the decline in its AUM resulted in, for the first time, projections below the point at which the Company would generate sufficient full-year taxable income to fully utilize this deferred tax asset. Other negative evidence it reviewed included: (i) the generally uncertain economic environment, which had been reflected in declining stock markets, and had a corresponding impact on the Company's AUM and revenue levels; (ii) the accelerating negative trends affecting the asset management industry in particular; and (iii) the difficulty of projecting AUM in the volatile environment. These factors were moderated by: (i) the Company's ability to control its compensation costs, which is its single largest expense; (ii) management's experience in the asset management industry; and (iii) the ability of the Company to utilize tax losses generated by this asset over a longer time horizon. In conducting its analysis, the Company believed that the inherent difficulty in projecting future income was exacerbated by the economic environment. It correspondingly limited its projections to three years. Over this time period, the Company projected taxable income assuming no AUM growth and modest reductions in its cost structure.

The Company determined that, after weighing both the positive and negative evidence discussed above, a portion of the benefits associated with this deferred tax asset were more likely than not to go unrealized due to estimates of future taxable income. As a result, the Company established a $62.7 million valuation allowance to reduce the net deferred tax asset to an amount more likely than not to be realized. This deferred tax asset remains available to the Company and can be used to reduce taxable income in future years. The Company similarly reduced the associated liability to selling shareholders to reflect this change in the estimated realization of the asset. The Company recorded an approximate $53.3 million increase to other income associated with this reduction in the liability to selling shareholders during the year ended December 31, 2008.

In October 2008, the selling shareholders agreed to a two-year waiver of any payments that the Company would be required to make to them for the 2008 and 2009 tax years pursuant to the tax receivable agreement. For the year ended December 31, 2008, the Company recognized approximately $2.9 million in other income associated with this waiver.

As discussed further in Note 14, Shareholders' Equity, below, on March 31, 2010 and March 3, 2009, certain of the operating company's members exchanged an aggregate of 734,618 and 2,445,973, respectively, of their Class B units for an equivalent number of shares of Company Class A common stock. In each instance, the Company elected to step up its tax basis in the incremental assets acquired in accordance with Section 754. Based on the exchange-date fair values of the Company's common stock and the tax basis of the operating company, on each such date, this election gave rise to a $3.6 million deferred tax asset and a corresponding $3.0 million liability to converting shareholders on

Note 10—Income Taxes (Continued)

March 31, 2010, and a $2.5 million deferred tax asset and a corresponding $2.2 million liability to converting shareholders on March 3, 2009. The Company assessed the realizability of the deferred tax asset associated with each of these exchanges and determined that a portion of their benefits would go unutilized. Consequently, at March 31, 2010 and March 3, 2009, the Company established valuation allowances of $3.2 million and $2.4 million, respectively, to reduce the deferred tax asset to an amount more likely than not to be realized, at each date. These deferred tax assets remain available to the Company and can be used to reduce taxable income in future years. The Company similarly reduced the associated liability to selling and converting shareholders by $2.7 million and $2.0 million at March 31, 2010 and March 3, 2009, respectively, to reflect this change in the estimated realization of the asset. As required by the *Income Taxes Topic* of the FASB ASC, the Company recorded the effects of these transactions in equity.

During the years ended December 31, 2010 and 2009, the Company's valuation allowance was reduced by approximately $4.0 million and $4.8 million, respectively, due to revised estimates of future taxable income. To reflect this change in the estimated realization of the asset, the Company correspondingly increased its liability to selling and converting shareholders by $3.3 million and $3.7 million, respectively, for the years ended December 31, 2010 and 2009. The effects of these changes to the deferred tax asset and liability to selling and converting shareholders were recorded as a component of the income tax provision and other expense, respectively, on the consolidated statements of operations. As of December 31, 2010 and 2009, the net values of all deferred tax assets were approximately $8.8 million and $6.8 million, respectively.

The change in the Company's net deferred tax assets for the year ended December 31, 2010 is summarized as follows:

	Section 754	Other	Valuation Allowance	Total
		(in thousands)		
Balance at December 31, 2009	$ 65,006	$ 2,001	$ (60,253)	$ 6,754
Deferred Tax Expense	(3,115)	796	—	(2,319)
Unit Conversion	3,577	—	(3,185)	392
Change in Valuation Allowance	—	—	4,007	4,007
Balance at December 31, 2010	$ 65,468	$ 2,797	$ (59,431)	$ 8,834

The change in the Company's net deferred tax assets for the year ended December 31, 2009 is summarized as follows:

	Section 754	Other	Valuation Allowance	Total
		(in thousands)		
Balance at December 31, 2008	$ 65,368	$ 785	$ (62,709)	$ 3,444
Deferred Tax Expense	(2,893)	1,216	—	(1,677)
Unit Conversion	2,531	—	(2,380)	151
Change in Valuation Allowance	—	—	4,836	4,836
Balance at December 31, 2009	$ 65,006	$ 2,001	$ (60,253)	$ 6,754

Note 10—Income Taxes (Continued)

As of December 31, 2010 and 2009, the net values of the liability to selling and converting shareholders were approximately $9.3 million and $5.6 million, respectively. The change in the Company's liability to selling and converting shareholders for the years ended December 31, 2010 and 2009 is summarized as follows:

	For the Year Ended December 31, 2010	2009
	(in thousands)	
Beginning Balance	$ 5,642	$ 1,788
Unit Conversion	333	129
Change in Liability	3,312	3,725
Ending Balance	$ 9,287	$ 5,642

Note 11—Investments, at Fair Value

Investments, at fair value consisted of the following at December 31, 2010:

	Cost	Unrealized Gain/(Loss)	Fair Value
		(in thousands)	
Equity Securities	$ 736	$ 106	$ 842
Mutual Funds	2,043	438	2,481
Total	$ 2,779	$ 544	$ 3,323

Investments, at fair value consisted of the following at December 31, 2009:

	Cost	Unrealized Gain/(Loss)	Fair Value
		(in thousands)	
Equity Securities	$ 7,321	$ 630	$ 7,951

Note 12—Non-Controlling Interests

Non-controlling interests in the operations of the Company's operating company and consolidated subsidiaries are comprised of the following:

	For the Year Ended December 31, 2010	2009	2008
		(in thousands)	
Non-Controlling Interest of Pzena Investment Management, LLC	$ 32,445	$ 25,786	$ 45,857
Non-Controlling Interest of Consolidated Subsidiaries	229	3,540	(9,762)
Non-Controlling Interests	$ 32,674	$ 29,326	$ 36,095

Note 13—Members' Equity Interests of Operating Company

For the year ended December 31, 2010, the operating company granted 42,411 options to purchase units in the operating company pursuant to the PIM LLC 2006 Equity Incentive Plan. For the year ended December 31, 2009, the operating company granted 665,750 options to purchase units in the operating company pursuant to the PIM LLC 2006 Equity Incentive Plan, and 961,750 options to purchase shares of Class A common stock pursuant to the 2007 Equity Incentive Plan. For the year ended December 31, 2008, the operating company granted 2,644,812 options to purchase units in the operating company pursuant to the PIM LLC 2006 Equity Incentive Plan. The options granted in 2010, 2009, and 2008 had varying vesting schedules and were issued at strike prices equal to the assessed fair market value per unit and per share at the time of award issuance. The Company determined that the total grant-date fair values of the options awarded in 2010, 2009 and 2008 were $0.1 million, $5.4 million, and $5.0 million, respectively, using the Black-Scholes option pricing model. For the years ended December 31, 2010, 2009, and 2008, the Company recognized approximately $2.1 million, $2.1 million, and $4.2 million, respectively, in compensation expense using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Year Ended December 31,		
	2010	2009	2008
Weighted Average Time Until Exercise	7 years	7 years	7 years
Volatility	39%	39%	36%
Risk Free Rate	2.69%	3.18%	2.19%
Dividend Yield	3.56%	1.00%	0.65%

Weighted Average Time Until Exercise — The expected term is based on the Company's historical experience and the particular terms of its option awards.

Expected Volatility — Due to the lack of sufficient historical data for the Company's own shares, the Company based its expected volatility on a representative peer group that took into account the criteria outlined in the *Stock Compensation Topic* of the FASB ASC.

Risk free rate — The risk-free rate for periods within the expected term of the options is based on the interest rate of a traded zero-coupon U.S. Treasury bond with a term equal to the options' expected term on the date of grant.

Dividend yield — The dividend yield is based on the Company's anticipated dividend payout over the expected term of the option awards.

For the years ended December 31, 2010, 2009, and 2008, the operating company granted 183,920, 30,000, and 13,000, respectively, restricted Class B units to certain members pursuant to the PIM LLC 2006 Equity Incentive Plan.

Note 13—Members' Equity Interests of Operating Company (Continued)

Phantom Class B Units, which generally vest ratably over four years, issued by the Company as part of the Bonus Plan are summarized as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Beginning Balance	102,555	153,829	—
Phantom Units Issued	40,000	—	89,826
Transfers to Phantom Units	—	—	88,817
Vesting of Phantom Units	(61,272)	(51,274)	(24,814)
Ending Balance	81,283	102,555	153,829

Exercise prices for stock options outstanding and exercisable as of December 31, 2010 are as follows:

	Options Outstanding			Options Exercisable		
	Number Outstanding as of December 31, 2010	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable as of December 31, 2010	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$4.22 - $5.00	1,991,312	8.0	$ 4.22	1,991,312	8.0	$ 4.22
$5.00 - $10.00	1,668,911	9.0	7.99	1,088,078	9.0	8.00
$10.00 - $15.00	801,810	6.6	12.35	690,935	6.4	12.71
$15.00 - $18.00	150,000	6.8	18.00	150,000	6.8	18.00
$4.22 - $18.00	4,612,033	8.1	$ 7.45	3,810,867	8.0	$ 7.14

The following is a summary of the option activity for the three years ended December 31, 2010:

	Options Outstanding	Weighted Average Exercise Price
Balance, at December 31, 2007	508,310	$ 14.85
Options Granted	2,644,812	5.43
Options Cancelled	—	—
Options Exercised	—	—
Balance, at December 31, 2008	3,153,122	$ 6.95
Options Granted	1,627,500	8.00
Options Cancelled	—	—
Options Exercised	(200,000)	4.22
Balance, at December 31, 2009	4,580,622	$ 7.44
Options Granted	42,411	7.58
Options Cancelled	(11,000)	6.20
Options Exercised	—	—
Balance, at December 31, 2010	4,612,033	$ 7.45

Note 13—Members' Equity Interests of Operating Company (Continued)

The weighted average grant date fair values of the options issued in 2010, 2009, and 2008 were $2.22, $3.29, and $1.91, respectively, per option. The 200,000 options to acquire Class B units that were exercised in 2009 resulted in 78,211 net Class B units issued, as a result of the redemption of 121,789 Class B units for the cashless exercise of the options.

Based on the closing market price of our Class A common stock on December 31, 2010, the aggregate intrinsic value of the Company's stock options was as follows:

	Options Outstanding	Options Exercisable
	(in thousands)	
Aggregate Intrinsic Value	$ 6,239	$ 6,239

Except as otherwise provided by law, the liability of a member of the operating company is limited to the amount of its capital account. A member may transfer or assign all, or any part of, its membership interest to any other party (a "Transferee"). A Transferee of such membership interest shall not become a member unless its membership in the operating company is unanimously approved by the then existing member(s) in writing. Any Transferee admitted as a member shall succeed to the capital account, or portion thereof, transferred or assigned, as if no such transfer or assignment had occurred.

Note 14—Shareholders' Equity

The Company functions as the holding company through which the business of its operating company is conducted. Concurrently with the consummation of the Company's initial public offering on October 30, 2007, the operating agreement of the operating company was amended and restated such that, among other things, the Company became the sole managing member of the operating company. As a result of these transactions: (i) the Company has consolidated the financial results of the operating company with its own and reflected the membership interest in it that it does not own as a non-controlling interest in its consolidated financial statements; and (ii) the Company recognizes income generated from its economic interest in the operating company's net income. Additionally, the Class B units of the operating company that the Company acquired were reclassified as Class A units of the operating company and the holders of the remaining outstanding Class B units of the operating company were reclassified as Class B units of the operating company. Class A and Class B units of the operating company have the same economic rights per unit. As of December 31, 2010, the holders of Class A common stock (through the Company) and the holders of Class B units of the operating company held approximately 14.5% and 85.5%, respectively, of the economic interests in the operations of the business. As of December 31, 2009, the holders of Class A common stock (through the Company) and the holders of Class B units of the operating company held approximately 13.4% and 86.6%, respectively, of the economic interests in the operations of the business.

Each Class B unit of the operating company has a corresponding share of the Company's Class B common stock, par value $0.000001 per share, that was issued in exchange for payment of this par value. Each share of the Company's Class B common stock entitles its holder to five votes, until the first time that the number of shares of Class B common stock outstanding constitutes less than 20% of the number of all shares of the Company's common stock outstanding. From this time and thereafter,

Note 14—Shareholders' Equity (Continued)

each share of the Company's Class B common stock entitles its holder to one vote. When a Class B unit is exchanged for a share of the Company's Class A common stock or forfeited, a corresponding share of the Company's Class B common stock will automatically be redeemed and cancelled. Conversely, to the extent that the Company causes the operating company to issue additional Class B units to employees pursuant to its equity incentive plan, these additional holders of Class B units would be entitled to receive a corresponding number of shares of the Company's Class B common stock (including if the Class B units awarded are subject to vesting).

All holders of the Company's Class B common stock have entered into a stockholders' agreement, pursuant to which they agreed to vote all shares of Class B common stock then held by them, and acquired in the future, together on all matters submitted to a vote of the common stockholders.

The outstanding shares of the Company's Class A common stock represent 100% of the rights of the holders of all classes of the Company's capital stock to receive distributions, except that holders of Class B common stock will have the right to receive the class's par value upon the Company's liquidation, dissolution or winding up.

Pursuant to the operating agreement of the operating company, each vested Class B unit is exchangeable for a share of the Company's Class A common stock, subject to certain exchange timing and volume limitations.

On March 31, 2010, and March 3, 2009, certain of the operating company's members exchanged an aggregate of 734,618 and 2,445,973, respectively, of their Class B units for an equivalent number of shares of Company Class A common stock. These acquisitions of additional operating company membership interests were treated as reorganizations of entities under common control as required by the *Business Combinations Topic* of the FASB ASC.

The incremental assets and liabilities assumed in the exchanges were recorded on March 31, 2010 and March 3, 2009 as follows:

	March 31, 2010	March 3, 2009
	(in thousands)	
Pzena Investment Management, LLC Members' Capital	$ 10,140	$ 33,788
Pzena Investment Management, LLC Accumulated Deficit	(9,824)	(33,679)
Realizable Deferred Tax Asset	391	152
Net Tax Receivable Liability to Converting Unitholders	(332)	(129)
Total	$ 375	$ 132
Common Stock, at Par	$ 7	$ 25
Additional Paid-in Capital	368	107
Total	$ 375	$ 132

On August 6, 2009, a net amount of 78,211 options to purchase Class B units were exercised.

Pzena Investment Management, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 15—Quarterly Results of Operations (unaudited)

Unaudited quarterly results of operations for the years ended December 31, 2010 and 2009 are summarized below:

	For the Quarter Ended 2010			
	Dec. 31	Sept. 30	June 30	March 31
	(in thousands, except per share amounts) (unaudited)			
Total Revenue	$ 20,505	$ 18,482	$ 19,388	$ 19,150
Operating Income	10,903	9,270	9,956	9,841
Net Income	$ 1,135	$ 1,219	$ 473	$ 984
Basic Earnings Per Share	$ 0.12	$ 0.13	$ 0.05	$ 0.11
Diluted Earnings Per Share	$ 0.10	$ 0.09	$ 0.05	$ 0.09

	For the Quarter Ended 2009			
	Dec. 31	Sept. 30	June 30	March 31
	(in thousands, except per share amounts) (unaudited)			
Total Revenue	$ 18,323	$ 16,813	$ 14,232	$ 13,671
Operating Income	9,656	8,677	6,276	5,178
Net Income	$ 634	$ 1,432	$ 821	$ 482
Basic Earnings Per Share	$ 0.07	$ 0.17	$ 0.10	$ 0.07
Diluted Earnings Per Share	$ 0.07	$ 0.09	$ 0.07	$ 0.04

Note 16—Subsequent Events

As required by the *Subsequent Events Topic* of the FASB ASC, the Company evaluated subsequent events through the issuance date of its financial statements.

On February 14, 2011, the Company filed a Form S-3 registration statement, which has not yet been declared effective, in order to register the issuance of up to an additional 4,098,774 shares of its Class A common stock upon the exchange by the holders of the equivalent number of Class B units.

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SHAREHOLDER INFORMATION

Board of Directors

Richard S. Pzena, *Chairman, Chief Executive Officer and Co-Chief Investment Officer of Pzena Investment Management, Inc.*

Steven M. Galbraith, *Partner, Maverick Capital*

Joel M. Greenblatt, *Managing Partner of Gotham Capital and Gotham Asset Management*

Richard P. Meyerowich, *Former external consultant and former Senior Partner of Deloitte & Touche LLP*

Ronald W. Tysoe, *Former Vice Chairman of Federated Department Stores, Inc. (now Macy's, Inc.)*

Executive Officers

Richard S. Pzena, *Chief Executive Officer and Co-Chief Investment Officer*

John P. Goetz, *President, Co-Chief Investment Officer*

William L. Lipsey, *President, Marketing and Client Service*

Gregory S. Martin, *Chief Financial Officer*

Antonio DeSpirito, III, *Executive Vice President*

Michael D. Peterson, *Executive Vice President*

Corporate Headquarters

120 West 45th Street, 20th Floor
New York, N.Y. 10036
(212) 355-1600

Investor Relations

Inquiries should be directed to:

Lawrence Kohn
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, N.Y. 10036
(212) 355-1600

Stock Exchange Listing

Pzena Investment Management, Inc. Class A common stock is listed on the New York Stock Exchange under the symbol PZN.

Transfer Agent

American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, N.Y. 11230
(800) 937-5449
www.amstock.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
5 Times Square
New York, N.Y. 10036

Website Access to the Company's Reports

The Company's website can be found at *www.pzena.com*. Our annual reports on Form 10-K, including financial statements and financial statement schedules, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website under "Investor Relations—SEC Filings" as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers and Board of Directors committee charters (including the charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee) are available free of charge through our website under "Investor Relations—Corporate Governance".

The information on the Company's website is not part of, or incorporated by reference into, this report, or any other report we file with, or furnish to, the SEC.

You may report any concerns regarding violations of the Company's policies to an objective third party by calling (888) 475-8376 and you have the option of remaining anonymous.